Exhibit 99.2

Execution Copy

SECURITIES PURCHASE AGREEMENT

among

Xinyuan Real Estate Co., Ltd.,

THE Guarantors LISTED ON
SCHEDULE 1 ATTACHED HERETO

and

TPG ASIA VI SF PTE., LTD.

Dated August 26, 2013

Schedules and Exhibits

Schedule 1 – Guarantors

Schedule 2 – Onshore Companies

Exhibit A – Form of Convertible Note (including form of Guarantee)
Exhibit B – Chairman Letter Agreement
Exhibit C – Registration Rights Agreement
Exhibit D – Investment Committee Charter
Exhibit E – Form of Opinion of Counsel (U.S. Federal Securities Law and New York Law)
Exhibit F – Form of Opinion of Counsel (Cayman Islands Law)

Exhibit G - Form of Opinion of Counsel (Hong Kong Law)
Exhibit H – Form of Opinion of Counsel (PRC Law)
Exhibit I – Changes to Existing D&O Policies

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SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT is entered into as of August 26, 2013, by and among Xinyuan Real Estate Co., Ltd., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”), the guarantors listed in Schedule 1 attached hereto (collectively, the “Guarantors”) and TPG Asia VI SF Pte., Ltd., a company formed under the laws of Singapore (the “Investor”).

WHEREAS, on the terms and conditions set forth in this Agreement, the Company desires to issue and sell, and the Investor desires to purchase, senior convertible notes in the aggregate principal amount of $75,761,009 in the form attached hereto as Exhibit A (the “Notes”), and an aggregate of 12,000,000 of the Company’s common shares, par value $0.0001 per share (the “Common Shares”);

WHEREAS, the Company’s obligations under the Notes, including the due and punctual payment of all amounts payable under the Notes, will be jointly and severally, unconditionally guaranteed on a senior basis pursuant to guarantees issued by the Guarantors in the form attached to the Notes (the “Guarantees”);

WHEREAS, the Company has agreed to pledge, and cause its Subsidiaries to pledge, as the case may be, the capital stock of the Guarantors, excluding Xinyuan International (HK) Property Investment Co. (the “Collateral”), on the Closing Date pursuant to, and subject to the conditions of, share charges (collectively, the “Security Documents”) in favor of the Investor;

WHEREAS, in connection with the pledge of the Collateral contemplated in the Security Documents, Citicorp International Limited will enter into an intercreditor agreement with the trustee and collateral agent of the Senior Notes in form and substance satisfactory to the Investor (the “Intercreditor Agreement”);

WHEREAS, in connection with such purchase and sale, the Investor and Mr. Zhang Yong will execute and deliver at the Closing a side letter in the form attached hereto as Exhibit B (the “Chairman Letter Agreement”);

WHEREAS, in connection with such purchase and sale, the Company and the Investor will execute and deliver at the Closing (as such term is defined below), among other documents, a Registration Rights Agreement in the form attached hereto as Exhibit C (the “Registration Rights Agreement” and, together with this Agreement, the Notes, the Guarantees, the Security Documents and the Chairman Letter Agreement and any other agreement, certificate or other document to be entered into or delivered pursuant to the terms hereof, the “Transaction Documents”); and

WHEREAS, in connection with such purchase and sale, the Company, the Guarantors and the Investor desires to make certain representations and warranties and enter into certain agreements.

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NOW THEREFORE, in consideration of the foregoing and the representations, warranties and agreements set forth herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound by this Agreement, the parties agree as follows:

1.            Definitions and Interpretation.

1.1          Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth in this Section 1:

“ADSs” means the American Depositary Shares of the Company issued pursuant to the deposit agreement dated December 11, 2007, among the Company, JPMorgan Chase Bank as depositary (the “Depositary”) and holders of ADSs (the “Deposit Agreement”); each ADS represents two (2) Common Shares.

“Affiliate” means, with respect to any Person, any other Person (1) directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person; (2) who is a director or officer of such Person or any Subsidiary of such Person or of any Person referred to in clause (1) of this definition; or (3) who is a spouse or any person cohabiting as a spouse, child or step-child, parent or step-parent, brother, sister, step-brother or step-sister, parent-in-law, grandchild, grandparent, uncle, aunt, nephew and niece of a Person described in clause (1) or (2). For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided that for purposes of Section 4.30 and Section 8.14, clause (3) above shall be limited to a spouse, child, parent or a Person described in clause (1) or (2).

“Agreement” shall mean this Securities Purchase Agreement, as it may be amended, restated, or otherwise modified from time to time, together with all exhibits, schedules, and other attachments thereto.

“Anti-Corruption Laws” shall mean any Law of any jurisdiction in which the Company or its Subsidiaries conducts business, including the PRC, or of the United States, or of the United Kingdom, including the PRC Criminal Law and PRC Anti-Unfair Competition Law, the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the U.K. Bribery Act of 2010, and, where applicable, legislation enacted by member states and signatories implementing the OECD Convention Combating Bribery of Foreign Officials.

“6-K Filing” shall have the meaning set forth in Section 8.8.

“As-Converted Basis” shall mean, for the purpose of determining the number of Common Shares outstanding, a basis of calculation which only takes into account (a) the number of Common Shares actually issued and outstanding at the time of such determination, and (b) the number of Common Shares that are then issuable upon conversion of the Notes.

“Board” shall mean the Board of Directors of the Company.

“Breach” shall have the meaning set forth in Section 9.1.

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“Business Day” shall mean any day other than a Saturday or Sunday or a day on which banks are required to close in New York, the Cayman Islands, Hong Kong or the PRC or on which a tropical cyclone warning no.8 or above or a “black” rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m. Hong Kong time.

“Buy-In” shall have the meaning set forth in Section 8.24.

“Capital Expenditures” shall mean expenditures (including that portion of Capital Lease Obligations which is capitalized on the consolidated balance sheet of the Company and its Subsidiaries) by the Company and its Subsidiaries that, in conformity with GAAP, are included in “additions to property, plant and equipment” reflected in the consolidated balance sheet of the Company and its Subsidiaries; for avoidance of doubt “Capital Expenditures” does not refer to the purchase, development, construction or improvement of real estate or land use rights related to the property development business.

“Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP.

“Chairman Letter Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Closing” shall have the meaning set forth in Section 3.1.

“Closing Date” shall have the meaning set forth in Section 3.1.

“Code” shall mean the Internal Revenue Code of 1986.

“Collateral” shall have the meaning set forth in the recitals of this Agreement.

“Common Shares” shall have the meaning set forth in the recitals of this Agreement.

“Company” shall have the meaning set forth in the preamble of this Agreement.

“Company Intellectual Property” shall mean all Intellectual Property that is used in connection with, and is material to the business of the Company and its Subsidiaries and all Intellectual Property owned by the Company and its Subsidiaries.

“D&O Policies” shall mean the primary directors and officers liability insurance policy (Policy Number: DOSH000343) underwritten by AIG Insurance Company China Limited, China Coal Insurance Co., Ltd. and PICC Property and Casualty Company Limited (the “Primary Policy”), the Directors and Officers Liability Excess Insurance Policy (Policy Number: F040003151BG) underwritten by Zurich Insurance Company Limited, China Pacific Property Insurance Co., Ltd., China Coal Insurance Co., Ltd. and Sunshine Property and Casualty Insurance Co., Ltd. (the “First Excess Policy”), the Directors and Officers Liability Excess Insurance Policy (Policy Number: 10561001900077114888) underwritten by Ping An Property & Casualty Insurance Company of China Limited and Sunshine Property and Casualty Insurance Co., Ltd. (the “Second Excess Policy”), and the Directors and Officers Liability Excess Insurance Policy (Policy Number: 10561001900077117169) underwritten by Ping An Property & Casualty Insurance Company of China Limited (the “Third Excess Policy,” collectively with the Primary Policy, the First Excess Policy, the Second Excess Policy, the “Existing D&O Policies”) and all other primary and excess directors and officers liability insurance policies the Company may obtain in the future.

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“Deposit Agreement” shall have the meaning set forth in the definition of ADS.

“Depositary” shall have the meaning set forth in the definition of ADS.

“Environmental Law” shall mean any Law relating to the (i) preservation, protection, conservation, pollution, contamination of, or releases or threatened releases of Hazardous Substances into the air, surface water, ground water or land or the clean up, abatement, removal, remediation or monitoring of such pollution, contamination or Hazardous Substances; (ii) generation, recycling, reclamation, handling, treatment, storage, disposal or transportation of Hazardous Substances or solid waste and (iii) the safety or health of employees or other Persons.

“Environmental Permit” shall mean any permit, license, approval or other authorization under any Environmental Law.

“Equity Incentive Plans” shall mean the 2007 Equity Incentive Plan, 2007 Long Term Incentive Plan of the Company and any subsequent equity incentive plan adopted by the Board, under all of which the maximum aggregate amount of Common Shares issuable shall not exceed 20 million Common Shares (excluding the number of Common Shares issuable pursuant to options granted as of June 30, 2013 under the 2007 Equity Incentive Plan and 2007 Long Term Incentive Plan).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, and all rules, regulations, rulings and interpretations adopted by the Internal Revenue Service or the Department of Labor thereunder.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Exempted Issuance” shall mean (a) any issuance of Common Shares upon the conversion of the Notes; (b) the conversion, exercise or exchange of options, warrants or convertible securities of the Company that are outstanding and have been fully disclosed to the Investor as of the Closing Date; and (c) any issuance of Common Shares or options to employees, officers, directors or other service providers of the Company or its Subsidiaries pursuant to any Equity Incentive Plan duly approved for such purpose including the approval by the Board.

“GAAP” shall mean United States generally accepted accounting principles, as in effect from time to time, applied on a consistent basis.

“Government Official” shall mean all officers or employees of a government department, agency or instrumentality; permitting agencies; custom officials; political party officials; candidates for political office; officials of public international organizations; employees or Affiliates of an enterprise that is owned, sponsored, or controlled by any government.

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“Governmental Authority” shall mean any government, or political subdivision thereof; any department, agency or instrumentality of any government or political subdivision thereof; any court or arbitral tribunal; and the governing body of any securities exchange or other self-regulatory body, whether domestic or foreign, in each case having competent jurisdiction.

“Granted Land” means the land, of which the land-use right has been granted to the user by the relevant PRC land administration authority, in accordance with the relevant PRC Law, for certain period of time.

“Guarantees” shall have the meaning set forth in the recitals of this Agreement.

“Guarantors” shall have the meaning set forth in the preamble of this Agreement.

“Hazardous Substance” shall mean any substance or waste defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws.

“Incidental Liens” shall mean (i) carriers’, warehousemen’s, mechanics’, landlords’, vendors’, materialmen’s, repairmen’s, sureties’ or other like Liens arising in the ordinary course of business (or deposits to obtain the release of any such Lien) and securing amounts not yet due or that are being contested in good faith and by appropriate proceedings if, in the case of such contested Liens, adequate reserves with respect to such Liens are maintained on the books of the Company in accordance with GAAP; (ii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation; (iii) easements, rights-of-way, covenants, reservations, exceptions, encroachments, zoning and similar restrictions and other similar non-monetary encumbrances or minor title defects, in each case incurred in the ordinary course of business that, in the aggregate, are not substantial in amount, that are not violated in any material respect by the current use, occupancy or operations of the Property to which they apply, and that do not and will not in any case singly or in the aggregate materially detract from the value or usefulness of the Property subject to such Liens or materially interfere with the operation of the applicable Property for the purposes for which it is currently used (or as contemplated to be used) or with the ordinary conduct of the business of the Company and its Subsidiaries, taken as a whole; (iv) bankers’ liens arising by operation of Law; (v) Liens arising pursuant to any order of attachment, distraint or similar legal process arising in connection with any court proceeding the payment of which is covered in full (subject to customary deductibles) by insurance; (vi) inchoate Liens arising under applicable Laws to secure contingent liabilities of the Company; and (vii) rights of lessees and sublessees in assets leased by the Company or any Subsidiary not prohibited elsewhere in this Agreement.

“Indebtedness” shall mean the meaning assigned to such term in the Notes.

“Indemnified Party” shall have the meaning set forth in Section 9.1.

“Indemnifying Parties” shall have the meaning set forth in Section 9.1.

“Information” shall have the meaning set forth in Section 8.10.

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“Intellectual Property” shall mean any and all of the following arising under the Laws of the PRC, the United States or any other jurisdiction or any treaty regime: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent disclosures and all reissuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names and corporate names and all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all copyrightable works, mask works or moral rights, all copyrights and all applications, registrations and renewals in connection therewith, (iv) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (v) all computer software (including data and related documentation and except for any commercial “shrink-wrapped” software) and source codes, (vi) all other proprietary rights, (vii) all copies and tangible embodiments of the foregoing (in whatever form or medium) and (viii) all licenses or agreements in connection with the foregoing.

“Intercreditor Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Interim Financial Statements” shall have the meaning set forth in Section 4.9.

“Investment Committee” shall have the meaning set forth in Section 6.11.

“Investor” shall have the meaning set forth in the preamble of this Agreement.

“Investor Designee” shall have the meaning set forth in Section 8.4(a).

“Investor Director” shall have the meaning set forth in Section 8.4(a).

“Issue Notice Period” shall have the meaning set forth in Section 8.5(c).

“Laws” shall have the meaning set forth in Section 4.17.

“Leased Real Property” shall have the meaning set forth in Section 4.18(b).

“Lien” shall mean any mortgage, deed of trust, pledge, charge, encumbrance, security interest, collateral assignment or other lien or restriction of any kind, whether based on common law, constitutional provision, statute or contract, and shall include reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other title exceptions.

“Losses” shall have the meaning set forth in Section 9.1.

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“Material Adverse Effect” shall mean any change, development, occurrence or event (each, a “Company Effect”) that would or would reasonably be expected to (a) be materially adverse to the business, continuing results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) prevent, materially delay or materially impair the performance by the Company of its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement; provided that any such Company Effect resulting or arising from or relating to any of the following matters shall not be considered when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change, development, occurrence or event affecting the businesses or industries in which the Company and its Subsidiaries operate; (ii) any conditions in or changes affecting the PRC or United States general economy or the general economy in any geographic area in which the Company or its Subsidiaries operate or developments in the financial and securities markets and credit markets in the PRC, United States or elsewhere in the world; (iii) national or international political conditions and changes in political conditions, including acts of war (whether or not declared), armed hostilities and terrorism, or developments; (iv) any conditions resulting from natural disasters; (v) changes in any Laws or GAAP; (vi) changes in the market price or trading volume of ADSs or any other equity, equity-related or debt securities of the Company or its Affiliates (it being understood that the underlying circumstances, events or reasons giving rise to any such change (to the extent provided for in this definition) can be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); (vii) any failure to meet any internal or public projections, forecasts, estimates or guidance for any period (it being understood that the underlying circumstances, events or reasons giving rise to any such failure (to the extent provided for in this definition) can be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); (viii) actions or omissions of the Company expressly required by the terms of this Agreement and (ix) the public disclosure of this Agreement or the transactions contemplated hereby; provided, however, that Company Effects set forth in clauses (i), (ii), (iii), (iv) and (v) above may be taken into account in determining whether there has been or is a Material Adverse Effect if and only to the extent such Company Effects have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company or its Subsidiaries operate.

“Memorandum and Articles of Association” shall have the meaning set forth in Section 4.1.

“MOFCOM” shall mean the Ministry of Commerce of the PRC or its competent local counterparts.

“Money Laundering Laws” shall mean applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986 and all money laundering-related laws of other jurisdictions where the Company or its Subsidiaries conduct business or own assets, and any related or similar Law issued, administered or enforced by any Governmental Authority.

“Notes” shall have the meaning set forth in the recitals of this Agreement.

“NYSE” shall mean the New York Stock Exchange.

“Onshore Companies” shall mean the legal entities set forth on Schedule 2 attached hereto and any other Person in the PRC in which any of the foregoing legal entities directly or indirectly owns any interest.

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“Owned Real Property” shall have the meaning set forth in Section 4.18(a).

“Payment” shall have the meaning set forth in Section 4.30(a).

“Person” shall mean any individual, association, partnership, limited liability company, joint venture, corporation, trust, unincorporated organization, Governmental Authority or any other form of entity.

“PFIC” shall have the meaning set forth in Section 8.9(b).

“Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, and each employment, incentive compensation, bonus, severance, retention, change of control, deferred compensation, equity or equity-based award, vacation or sick pay, fringe benefit, retirement, post-retirement, life insurance, medical, hospital, disability, welfare, pension, or other employee benefit plan, program, arrangement or agreement of any kind providing for compensation or benefits, whether or not reduced to writing, in each case maintained by the Company or any Subsidiary of the Company for the benefit of any employee of the Company or its Subsidiaries or which respect to which the Company or any Subsidiary of the Company has or may have any liability, including, for the avoidance of doubt, the Equity Incentive Plans.

“Preemptive Right” shall have the meaning set forth in Section 8.5(a).

“PRC” or “China” shall mean the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Pro Rata Share” shall mean the proportion that the aggregate number of the Common Shares (whether or not represented by ADSs) held by the Investor bears to the aggregate outstanding number of Common Shares of the Company, each on an As-Converted Basis.

“Property” shall mean any interest in any kind of property or asset, whether real, personal or mixed, tangible or intangible.

“Proposed Recipient” shall have the meaning set forth in Section 8.5(a).

“Purchase Price” shall have the meaning set forth in Section 2.

“Real Property” shall have the meaning set forth in Section 4.18(c).

“Registration Rights Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Rule 144” shall mean Rule 144 promulgated under the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such rule.

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“SAFE” shall mean the State Administration of Foreign Exchange of the PRC or its local counterparts.

“SAFE Circular 75” shall mean Circular 75, issued by SAFE on October 21, 2005, titled “Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles”, effective as of November 1, 2005 together with its implementing rules, including the “Implementation Guidance Relating to Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles” issued by SAFE on May 29, 2007 and effective as of the same day, and the “Implementation Directives On Foreign Exchange Administration Relating to Financing and Round-trip Investments by PRC Residents Through Offshore Special Purpose Vehicles”, issued by SAFE on May 20, 2011 and effective as of July 1, 2011, or any successor rule or supplemental or regulation under PRC Law.

“SAFE Rules and Regulations” shall have the meaning set forth in Section 4.35.

“SAIC” shall mean the State Administration for Industry and Commerce of the PRC or its local counterparts.

“Sanctions” shall have the meaning set forth in Section 4.30(g).

“SAT” shall mean the State Administration of Taxation of the PRC or its local counterparts.

“SEC” shall mean the U.S. Securities and Exchange Commission or any other U.S. federal agency then administering the Securities Act or Exchange Act.

“SEC Reports” shall have the meaning set forth in Section 4.

“Securities” shall have the meaning set forth in Section 5.5.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Security Documents” shall have the meaning set forth in the recitals of this Agreement.

“Senior Notes” shall mean the Company’s 13.25% Senior Notes Due 2018 issued pursuant to the Indenture, dated May 3, 2013, by and among the Company, the Subsidiary Guarantors (as defined therein) and Citicorp International Limited, as trustee and collateral agent (the “Senior Note Indenture”).

“Solvent” shall have the meaning set forth in Section 4.38.

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“Subsidiary” of any Person shall mean any corporation, partnership, joint venture, limited liability company, trust or other form of legal entity of which (or in which) (a) more than 50% of (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (ii) the interest in the capital or profits of such partnership, joint venture or limited liability company or (iii) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries, or (b) such Person has the power to direct the management or policies, whether through ownership or voting proxy of the voting power of such legal entity, through the power to appoint a majority of the members of the board of directors or similar governing body of such legal entity, through contractual arrangements or otherwise.

“Tax” or “Taxes” shall mean any taxes of any kind, including any and all federal, state, local and foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, recapture, environmental, escheat or unclaimed property obligation, customs duties, capital stock, franchise, branch, profits, license, withholding, payroll, social security, unemployment, disability, workers’ compensation, ad valorem, real property, personal property, abandoned property, sales, use, transfer, registration, production, value added, alternative or add-on minimum, estimated, or other similar taxes and any other charges, duties, fees, impositions or assessments in the nature of or in lieu of taxes (together with any and all interest, penalties and additions to tax imposed with respect thereto), in each case whether or not disputed.

“Tax Returns” mean any and all returns, report, document, declarations, claims for refund, tax shelter disclosure statements, election or information returns, filings or statements, reports and forms relating to Taxes filed or required to be filed with any Tax authority or any other Person, including any schedule or attachment thereto or any amendment thereof.

“Trading Day” means a day on which any trading market on which the ADSs are listed or quoted as open for trading.

“Transaction Documents” shall have the meaning set forth in the recitals of this Agreement.

“Treasury Regulations” means the income tax regulations promulgated under the Code.

1.2         Interpretation. Unless the context otherwise requires:

(a)         Directly or Indirectly. The phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning.

(b)         Gender and Number. All words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.

(c)         Headings. Headings, titles and subtitles are included for convenience only and shall not affect the construction or interpretation of any provision of this Agreement.

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(d)         Include not Limiting. “Include,” “including,” “are inclusive of” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”

(e)         References. A reference to any Section, Schedule or Exhibit is, unless otherwise specified, to such Section of, or Schedule or Exhibit to this Agreement. The words “hereof,” “hereunder” and “hereto,” and words of like import, unless the context requires otherwise, refer to this Agreement as a whole and not to any particular Section hereof or Schedule or Exhibit hereto. Any agreement, instrument or statute defined or referred to in this Agreement means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes or any rules or regulations promulgated under such statutes. The term “party” or “parties” shall mean a party to or the parties to this Agreement unless the context requires otherwise. All references in this Agreement to “dollars” or “$” shall mean United States dollars. Any period of time hereunder ending on a day that is not a Business Day shall be extended to the next Business Day. The word “day”, unless otherwise indicated, shall be deemed to refer to a calendar day.

(f)         Drafting and Negotiation. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by each of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(g)         Knowledge. Where any statement is qualified by the expression “to a Person’s knowledge, information and belief” or any similar expression, that statement shall, unless otherwise stated or context otherwise demands, be deemed to refer to such Person’s actual knowledge and the deemed knowledge of such matters as such Person would have discovered, had such Person made reasonable enquiries and investigations of a Person in the position of such Person. In respect of the “knowledge of the Company”, the foregoing sentence shall be interpreted by replacing the term “such Person” or other words of similar intent with “Mr. Zhang Yong and Mr. Cui Yong” mutatis mutandis.

(h)         Writing. References to writing and written include any mode of reproducing words in a legible and non-transitory form including emails and faxes.

(i)         Language. This Agreement is drawn up in the English language.

2.           Purchase and Sale of the Notes and the Common Shares. On the terms and conditions set forth in this Agreement, at the Closing, the Investor will purchase from the Company, and the Company will issue, sell and deliver to the Investor Notes in an aggregate principal amount of $75,761,009, with an initial conversion price of $3.00 per Common Share, and 12,000,000 Common Shares, at a price of $2.74 per Common Share, for a total aggregate purchase price of $108,641,009 (the “Purchase Price”), such amount to be paid in full, in cash, to the Company at the Closing.

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3.           Closing and Closing Deliveries.

3.1         Closing. The consummation of the purchase and sale of the Notes and the Common Shares and the other transactions contemplated by this Agreement (the “Closing”) shall, unless this Agreement is terminated pursuant to Section 10.1, take place at the offices of Ropes & Gray at 10:00 a.m. Hong Kong time on the first date following September 17, 2013 on which each of the conditions set forth in Sections 6 and 7 has previously been fulfilled or waived (other than those conditions that can be fulfilled only at the Closing), or at such other time and place as the Company and the Investor shall mutually agree (such date, the “Closing Date”).

3.2         Closing Deliveries of the Company and the Guarantors. At the Closing, the Company and the Guarantors shall deliver to the Investor:

(a)         note certificates representing the principal of the Notes being purchased by the Investor;

(b)         certificates representing the Common Shares being purchased by the Investor;

(c)         a copy of the register of members of the Company as of the Closing evidencing the issuance of the Common Shares in the name of the Investor, certified by a duly authorized director of the Board or the Secretary of the Company to be a true, complete and correct copy thereof;

(d)         a copy of the register of directors of the Board as of the Closing and copies of all resolutions and documentation evidencing the composition of the Board, in each case, certified by a duly authorized director of the Board or the Secretary of the Company to be true, complete and correct copies thereof, and reflecting that the Investor Designee has been duly elected to the Board immediately prior to the Closing;

(e)         a copy of all resolutions and documentation evidencing the Board’s authorization of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, and the execution, delivery and performance of this Agreement and the other Transaction Documents, certified by a duly authorized director of the Board or the Secretary of the Company to be true, complete and correct copies thereof;

(f)         a copy of all resolutions and documentation evidencing the authorization of each of the boards of directors of each of the Company’s Subsidiaries that are parties to the Transaction Documents of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, as applicable, and the execution, delivery and performance of this Agreement and the other Transaction Documents, as applicable, certified by a duly authorized director of such party to be true, complete and correct copies thereof;

(g)         an incumbency certificate, in a form reasonably acceptable to the Investor, with respect to the officers executing documents or instruments on behalf of the Company and each of the Guarantors, in each case, certified by a duly authorized director of the Company or such Guarantor, as applicable m, to be true, complete and correct copies thereof;

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(h)         a certificate, executed by a duly authorized director of the Board of the Company, dated as of the Closing Date, certifying as to the conditions set forth in Section 6;

(i)         a receipt for payment of the Purchase Price;

(j)         a copy of the register of notes of the Company as of the Closing evidencing the issuance of the Notes to the Investor, certified by a duly authorized director of the Board or the Secretary of the Company to be a true, complete and correct copy thereof; and

(k)         such other documents and deliveries (i) as set forth in Section 6, and (ii) as the Investor may reasonably request.

3.3         Closing Deliveries of the Investor. At the Closing, the Investor shall deliver to the Company:

(a)         payment of the Purchase Price by wire transfer of immediately available funds to an account designated by the Company no later than 2 Business Days prior to the Closing Date;

(b)         a copy of all resolutions and documentation evidencing the Investor’s board of directors’ authorization of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, and the execution, delivery and performance of this Agreement and the other Transaction Documents, certified by a duly authorized director to be true, complete and correct copies thereof;

(c)         incumbency certificates, in a form reasonably acceptable to the Company, with respect to the officers executing documents or instruments on behalf of the Investor, certified by a duly authorized director;

(d)         a certificate, executed by a duly authorized director, dated as of the Closing Date, certifying as to the conditions set forth in Section 7; and

(e)         such other documents and deliveries as set forth in Section 7.

4.          Representations and Warranties of the Company and the Guarantors. The Company and the Guarantors jointly and severally represent and warrant to the Investor that, except (i) as otherwise disclosed or incorporated by reference in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 or its other reports and forms filed with or furnished to the SEC after December 31, 2012 and on or before the date of this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature) (all such reports covered by this clause (i) collectively, the “SEC Reports”), and (ii) as set forth in the disclosure letter dated as of the date of this Agreement provided to the Investor separately, specifically identifying the relevant section of this Agreement (provided, that disclosure in any section of such disclosure letter shall apply to any section of this Agreement only to the extent it is reasonably apparent that such disclosure is relevant to such section):

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4.1         Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is duly organized, validly existing, in good standing under the Laws of the jurisdiction of its formation and in compliance with all registration, inspection and approval requirements; has all requisite power, authority and qualifications and has made all requisite filings or obtained all requisite approvals to own its properties and conduct its business as presently conducted; and is duly qualified to do business and in good standing in each jurisdiction in which its business requires such qualification, except to the extent that any such failure to be in good standing or duly qualify would not prevent or materially delay or materially impair the performance by the Company and its Subsidiaries of its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement and, in each case, to the extent that the concepts of "good standing" and "qualified to business" are applicable in the respective jurisdictions of incorporation of the Company and its Subsidiaries or the jurisdictions in which any of them is conducting business. True, accurate and complete copies of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”) and the organizational documents of the Company’s Subsidiaries have been made available to the Investor.

4.2         Authorization; Enforceable Agreement.

(a)         All corporate action on the part of the Company and the Guarantors, necessary for the authorization, execution, and delivery of each of the Transaction Documents, the performance of all obligations of the Company and the Guarantors under each of the Transaction Documents, and the authorization, issuance (or reservation for issuance), sale, and delivery of (i) the Notes being sold hereunder, (ii) the Common Shares being sold hereunder, (iii) the Common Shares issuable upon conversion of the Notes in accordance with the terms of the Notes has been taken, except for appointment of the Investor Director to the Nominating and Governance Committee which shall be completed prior to Closing, and each of the Transaction Documents, when executed and delivered, assuming due authorization, execution and delivery by the Investor or any other party thereto other than the Company or a Guarantor, constitutes and will constitute valid and legally binding obligations of the Company and the Guarantors, enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles. The Guarantees of the Notes, at the Closing Date, will have been duly executed by each of the Guarantors and will constitute valid and binding agreements of the Guarantors, enforceable against the Guarantors in accordance with their respective terms subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

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(b)         Without limiting the foregoing, the issuance and delivery of the Common Shares have been duly authorized by all necessary corporate action on the part of the Company. Upon issuance, the Common Shares will be duly and validly issued, fully paid and nonassessable.

4.3         Application of Takeover Protections. The Company and the Board have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under its Memorandum and Articles of Association and the Laws of its jurisdiction of incorporation that is or could become applicable to the Investor as a result of the consummation of the transactions contemplated by the Transaction Documents, including as a result of the Company’s issuance of the Notes and the Common Shares to the Investor, the conversion of the Notes into Common Shares, and the exercise of the Investor’s rights under this Agreement and the Registration Rights Agreement.

4.4         Governmental Consents. No consent, approval, order, or authorization of or registration, qualification, declaration, or filing with, any Governmental Authority on the part of the Company or any Guarantor is required in connection with the offer, sale, or issuance of the Notes, the Common Shares, or the Common Shares issuable upon conversion of the Notes, the issuance of the Guarantees, the grant of security interest in the Collateral or the consummation of any other transaction contemplated by this Agreement, except for the following: (i) the compliance with other applicable foreign or U.S. state securities or “blue sky” Laws, which compliance will have occurred within the appropriate time periods; (ii) the filing with the SEC of the registration statements contemplated under Registration Rights Agreement, (iii) any application or notification to the NYSE that is required in connection with the issuance and sale of the Notes and the Common Shares hereunder, and the Common Shares issuable upon conversion of the Notes; (iv) any filings required by the Financial Industry Regulatory Authority; (v) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement and (vi) such filings as may be required to perfect the security interest of the Investor in the Collateral.

4.5         Capitalization. The authorized share capital of the Company consists of 500,000,000 Common Shares, of which 158,807,616 were issued and outstanding as of August 5, 2013. Except as otherwise noted forth in Section 4.5 of the disclosure letter, all issued and outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable. All of the issued and outstanding capital stock or other ownership interests of each Subsidiary are owned by the Company, directly or through its Subsidiaries, and except in connection with the Senior Notes, is free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim. None of the outstanding shares of capital stock of or ownership interests in the Company or any of its Subsidiaries were issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company or such Subsidiary. There are no other outstanding rights, options, warrants, preemptive rights, rights of first offer, or similar rights for the purchase or acquisition from the Company of any securities of the Company, nor are there any agreements or commitments to issue or execute any such rights, options, warrants, preemptive rights or rights of first offer. There are no outstanding rights or obligations of the Company to repurchase or redeem any of its equity securities or any shareholders agreement, voting or similar agreement in relation to the Company’s equity securities. The respective rights, preferences, privileges, and restrictions of the Common Shares are as stated in the Memorandum and Articles of Association. The Company does not have outstanding shareholder purchase rights or “poison pill” or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events.

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4.6         Subsidiaries.

(a)         Section 4.6(a) of the disclosure letter sets forth a list of each of the Company’s Subsidiaries, including its name, its jurisdiction of incorporation or formation and a description of its share capital.  All of the issued and outstanding shares of capital stock of each of the Company’s Subsidiaries are owned directly or indirectly by the Company, free and clear of all Liens, and are duly authorized and validly issued, fully paid and non-assessable and there is no subscription, option, warrant, call right, agreement or commitment relating to the issuance, sale, delivery, voting, transfer or redemption by any of the Company’s Subsidiaries (including any right of conversion or exchange under any outstanding security or other instrument) of the capital stock of any of the Company’s Subsidiaries (other than any such subscription, option, warrant, call right, agreement or commitment in favor of the Company or its Subsidiaries).

(b)         The Company has no Subsidiary that is registered or incorporated in the PRC other than the Onshore Companies. For each Onshore Company, each holder of record of its registered capital have contributed in full its subscribed share of the entity’s registered capital pursuant to the articles of association and, as applicable, relevant joint venture contracts, and all such contributions have been verified and certified by a Chinese registered public accountant according to applicable law, approved by and registered with all relevant Governmental Authorities and fully paid, and verification certificates have been issued to each such holder of record or previous investor accordingly. All previous transfers or assignments of registered capital have been approved by and registered with the relevant Governmental Authorities and all necessary corporate actions. Each Onshore Company successfully passed all of the applicable annual audits required by applicable law. Without limiting the generality of the foregoing, all approvals, registrations and filings required under PRC Law for the due and proper establishment and operation of each Onshore Company and for the conduct of the business of each such Onshore Company have been duly obtained by the Onshore Companies from the relevant PRC Governmental Authorities and are in full force and effect. Except as set forth in Section 4.6(b) of the disclosure letter, all required approvals of, and filings and registrations with, the relevant Onshore Companies required in respect of each Onshore Company and other Subsidiaries (to the extent applicable) and their respective operations, including but not limited, the National Development and Reform Commission of the PRC, the MOFCOM, the SAIC, the SAFE or their respective local branches, and the relevant tax bureau, customs authorities and product registration authorities, have been duly obtained or completed by the Company or the applicable Company Subsidiary in accordance with the relevant PRC Laws.

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(c)         Except as set forth in Section 4.6(c) of the disclosure letter, none of the Subsidiaries of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company. After the Onshore Companies have paid up all its taxes, levies and charges, made any statutorily required funds allocations and taken appropriate corporate actions for such authorizations, all dividends and other distributions declared and paid in Renminbi by the Onshore Companies upon the equity interests held by the Company’s non-PRC Subsidiaries may be converted into foreign currencies and transferred out of the PRC; all such dividends and other distributions may be distributed without the necessity of obtaining any authorizations from any Governmental Authority, subject to compliance with certain procedural requirements.

4.7          Valid Issuance. The Common Shares issuable upon conversion of the Notes purchased under this Agreement have been duly and validly reserved for issuance and, upon issuance of the Common Shares upon conversion or the Notes in accordance with their terms, the Common Shares will be duly and validly issued, fully paid, and nonassessable and will be free of any Liens or restrictions on transfer other than restrictions on transfer under the Transaction Documents, the Memorandum and Articles of Association and under applicable state, U.S. federal and foreign securities Laws. The sale of the Notes and Common Shares hereunder is not, and the subsequent conversion of the Notes into Common Shares will not be, subject to any preemptive rights, rights of first offer or any anti-dilution provisions contained in the Memorandum and Articles of Association or any other agreement.

4.8          Security Documents. All of the Security Documents have been duly authorized by the Company and the applicable Guarantors, and, when executed and delivered by the Company and such Guarantors, will constitute a legal and binding agreement of the Company and such Guarantors in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles. The Security Documents, when executed and delivered in connection with the sale of the Notes, will create in favor of the Investor, valid and enforceable first priority security interests in and liens on the Collateral (subject to the Intercreditor Agreement), and upon making the filings required in the Security Documents to perfect any security interests granted therein, the security interests in and liens on the rights of the Company or the applicable Guarantor in such Collateral will be perfected security interests and liens, superior to and prior to the liens of all third persons other than Permitted Liens (as defined in the Security Documents).

4.9         Financial Statements.

(a)         The financial statements of the Company and its Subsidiaries on a consolidated basis for each of the periods included or incorporated by reference in the SEC Reports, including the Company’s unaudited financial statements prepared in respect of the fiscal quarter ended March 31, 2013 filed with the SEC on Form 6-K on May 10, 2013 and the fiscal quarter ended June 30, 2013 filed with the SEC on Form 6-K on August 8, 2013 (the “Interim Financial Statements”), (A) fairly present the financial condition and the results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such SEC Reports (except, in the case of Interim Financial Statements, for the effect of normal year-end audit adjustments, none of which will be material), (B) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except that the Interim Financial Statements do not include the footnote disclosures required by GAAP) and (C) have been prepared from and are consistent with the books and records of the Company and its Subsidiaries.

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(b)         The Company and its Subsidiaries do not have any liabilities or obligations (accrued, absolute, contingent or otherwise) that would be required under GAAP to be reflected on a consolidated balance sheet of the Company, other than liabilities or obligations (i) reflected on, reserved against, or disclosed in the notes to, the Company’s unaudited consolidated balance sheet included in the Interim Financial Statements for the fiscal quarter ended June 30, 2013 or (ii) that were incurred in the ordinary course of business since June 30, 2013.

4.10        Reports.

(a)         The Company has timely filed or furnished, as the case may be, all documents required to be filed with or furnished to the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act.

(b)         The SEC Reports (including any exhibits and schedules thereto and other information incorporated by reference therein), when they became effective or were filed with or furnished to the SEC, as the case may be, complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, in each case as in effect at such time, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make such statements, in the light of the circumstances in which they were made, not misleading.

(c)         There is no transaction, arrangement or other relationship between the Company and/or any of its Subsidiaries and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the Company in its SEC Reports and is not so disclosed.

(d)         The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and its Subsidiaries. The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(f) of the Exchange Act) (A) designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure and (B) reasonably effective to perform the functions for which they were designed, and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the Board’s audit committee (and made summaries of such disclosures available to the Investor) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

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(e)         The Company has made available to the Investor true and complete copies of all written comment letters or other correspondence from the staff of the SEC, if any, that was received by the Company since January 1, 2010, and all written responses of the Company thereto that are not otherwise available to the public via EDGAR at SEC's website (www.sec.gov). There are no outstanding or unresolved comments in any comment letters received from the SEC staff with respect to any SEC Report and none of the SEC Reports is the subject of ongoing SEC review. There are no internal investigations, any SEC inquiries or investigations or other inquiries or investigations pending or, to the knowledge of the Company, threatened, in each case, regarding the Company or any of its officers or directors.

4.11        Absence of Changes. Since December 31, 2012, the Company and its Subsidiaries have carried on their respective businesses in the ordinary course, consistent with past practice, and, except as set forth in the Interim Financial Statements, SEC Reports or as contemplated by the Transaction Documents, there has not been:

(a)         any amendment of any term of any outstanding security of the Company or its Subsidiaries;

(b)         any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting the Company’s and its Subsidiaries’ properties or assets when taken as a whole;

(c)         any sale, assignment or transfer, or any agreement to sell, assign or transfer, any material asset, liability, property, obligation or right of the Company or any Subsidiary to any Person, including the Investor and its Affiliates, in each case, other than in the ordinary course of business and consistent with past practice, except as set forth in Section 4.11(c) of the disclosure letter;

(d)         any obligation or liability incurred, or any loans or advances made, by the Company or any Subsidiary to any of its Affiliates, other than any obligation or liability incurred, or any loans or advance made in the ordinary course of business of the Company not to exceed $500,000;

(e)         any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any material property, rights or assets other than in the ordinary course of business of the Company;

(f)         any waiver of any material rights or claims of the Company or any Subsidiary;

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(g)         any written agreement or binding commitment by the Company or any Subsidiary to do any of the foregoing; or

(h)         any change, development, occurrence or event that constitutes a Material Adverse Effect.

4.12        Property.

(a)         Except as set forth in Section 4.12 of the disclosure letter, each of the Company and its Subsidiaries (a) has good and marketable title to its Property reflected as owned by it in the SEC Reports and that it otherwise purports to own, and such Property is not subject to any Lien except (i) Incidental Liens and (ii) Liens granted in connection with the issuance of the Senior Notes, and (b) holds its leased Properties under valid and binding leases and has the right to use such leased Properties as they are currently being used. The Properties have been properly maintained and are in good working condition subject to normal wear and tear and the typical useful lives of such Properties, are in all material respects in a condition that is adequate for their intended uses and, in the aggregate, sufficient to carry on the business of the Company and its Subsidiaries in the ordinary course in all material aspects as currently conducted, subject to continued repair and replacement in accordance with past practice.

(b)         Except as set forth in Section 4.12 of the disclosure letter, neither the Company nor any Subsidiary has, nor has any director, officer, agent or employee of the Company or any Subsidiary participated, in any capacity, directly or indirectly (including with respect to providing referrals to, or on behalf of, of any financing source) in the procurement of mortgage (or any other form of) financing for any prospective purchaser in connection with the sale of Property by the Company or any of its Subsidiaries.

4.13        Indebtedness. Neither the Company nor any of its Subsidiaries is, immediately prior to this Agreement, or will be, at the time of the Closing after giving effect to the Closing, in default in the payment of any Indebtedness or in default under any agreement governing or creating any indebtedness for borrowed money, obligations evidenced by bonds, debentures, notes or similar instruments or Capitalized Lease Obligations.

4.14        Litigation. There is no material action, suit, proceeding or investigation pending or, to the knowledge of the Company, threatened against, nor any outstanding judgment, order or decree against, the Company or any of its Subsidiaries before or by any Governmental Authority or arbitral body. Neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree, award or material regulatory restrictions of any Governmental Authority.

4.15        Taxes.

(a)         All material Tax Returns required to be filed by the Company and each of its Subsidiaries through the date hereof have been timely filed (taking into account valid extensions of time within which to file).

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(b)         All Tax Returns filed by the Company and each of its Subsidiaries (taking into account all amendments thereto) are true, correct and complete in all material respects.

(c)         The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment, withholding, and reporting of all material Taxes and all material Taxes required to be withheld by the Company or any of its Subsidiaries have been timely withheld, paid, and reported over to the appropriate Governmental Authority. The Company and its Subsidiaries have complied in all material respect with all information reporting requirements.

(d)         All material Taxes due and owing by any of the Company or its Subsidiaries (whether or not shown on any Tax Return) have been timely paid.

(e)         The unpaid Taxes of the Company and its Subsidiaries did not, as of the dates of the SEC Reports, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the SEC Reports and do not, as of the date hereof, exceed that reserve as adjusted for operations and transactions through the date hereof in accordance with GAAP applied consistently with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(f)         There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(g)         Except as set forth in Section 4.15 of the disclosure letter, no deficiencies for Taxes against the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority nor to the knowledge of the Company has the Company or any of its Subsidiaries received notice of the expected commencement of any audits, examinations, investigations, claims or other proceedings in respect of Taxes of the Company or any of its Subsidiaries.

(h)         None of the Company or any of its Subsidiaries is subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having a permanent establishment, fixed place of business, or otherwise. No claim has ever been made by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(i)         None of the Company or any of its Subsidiaries is a party to or is bound by any tax sharing agreement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries and which is identified in Section 4.14(o) of the disclosure letter.

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(j)         None of the Company or any of its Subsidiaries has consummated, has participated in, or is currently participating in any transaction that was or is a “tax shelter,” “listed transaction” or “reportable transaction” as defined in Sections 6662, 6662A, 6011, 6012, 6111 or 6707A of the Code or the Treasury Regulations or under any comparable provisions of foreign Law.

(k)         None of the Company or any of its Subsidiaries is or has been treated at any time as a “controlled foreign corporation,” as defined under Section 957 of the Code.

4.16        Permits and Licenses. The Company and its Subsidiaries possess all certificates, rights, authorizations and permits issued by each Governmental Authority necessary to conduct their respective businesses as set forth in the SEC Reports except for those that are not material to the Company or any of its Subsidiaries, and neither the Company nor any Subsidiary has received any written notice of proceedings relating to the revocation or modification of any such current certificate, right, authorization or permit.

4.17        Compliance with Laws. Neither the Company nor any of its Subsidiaries is in material violation of any material federal, state, local, foreign or other law, statute, regulation, rule, ordinance, code, convention, directive, order, judgment or other legal requirement (collectively, “Laws”) of any Governmental Authority in any place in which it conducts its business. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is being investigated with respect to, has been threatened to be charged with or given notice of any violation of, any applicable Law. No Governmental Authority or other Person has, since December 31, 2012, publicly proposed, enacted or changed, or, to the knowledge of the Company, intends to propose, enact or change, any Law that could reasonably be expected to materially adversely affect the business of the Company or any of its Subsidiaries as it is currently conducted or contemplated to be conducted or the industries in which it operates or is contemplated to operate.

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4.18        Real Estate.

(a)         Section 4.18(a) of the disclosure letter sets forth a true and complete list of all real property and interests in real property (including real property in connection with land use rights contracts or certificates and construction projects) owned by the Company or any of its Subsidiaries (collectively, together with all buildings or other structures, improvements or fixtures thereon and all easements rights of way and other appurtenant rights thereto, the “Owned Real Property”). Except as indicated in Section 4.18(a) of the disclosure letter, the Company or one of its Subsidiaries, as the case may be, holds record, good, valid, legal and marketable title to the Owned Real Property, free and clear of all Liens, and the land use rights relating to the Owned Real Property have been obtained from a competent Governmental Authority and all amounts (including, if applicable, land grant premiums) required under applicable Law in connection with securing such title or land use rights have been paid in full. The Company and the Subsidiaries of the Company have duly complied in all material respects with all the terms and conditions of, and all of its obligations under, the relevant land use rights contract or certificate or real property purchase contract in relation to any Owned Real Property owned by it. The Owned Real Property is and remains in conformity in all material respects with all applicable building codes and standards, construction and building, fire prevention, safety, planning or zoning Law. True and complete copies of title certificate, land use right certificate, property ownership certificate, land use right contracts or real property purchase contract, have been provided or made available to the Investor prior to the date hereof, together with any material amendments, modifications or supplements thereto. None of the Owned Real Property is occupied or used by any Person who is not entitled to such occupancy or use. All of the underlying land of the Owned Real Property of each Onshore Company: (i) are Granted Land; (ii) the Onshore Companies obtained the land-use rights to such land from competent Governmental Authority in full compliance with applicable PRC Laws; (iii) the use, development, transfer, lease and mortgage of the land-use rights to such land are not subject to any restrictions within its approved purpose; (iv) the Onshore Companies entered into land-use right grant contracts with the relevant land administration authorities in obtaining the land; (v) all land use right grant premiums and other fees required to be paid in connection with obtaining the land use right to such Owned Real Properties of the Onshore Companies have been duly and fully paid by the Onshore Companies; (vi) each of the Company and the Onshore Companies has duly complied with all the terms and conditions of and all its obligations under the relevant land use right grant contract in relation to any Owned Real Property, and there has not been any complaint being made against such Company or any Onshore Company by any competent Governmental Authority or Person under the land use rights grant contracts in relation to such Owned Real Property or in relation to the use or occupation of any part of such real property; (v) the Onshore Companies are not, and will not be, required to pay any additional fees for owning and using such land during any period of time or pay back any refund, make any reimbursement or pay any fees or Tax in respect of any preferential treatment that may have been enjoyed by any Onshore Company in acquiring the land-use rights to such land.

(b)         Section 4.18(b) of the disclosure letter sets forth a true and complete list of all real property leased, subleased, licensed, or otherwise occupied by the Company or any Subsidiary of the Company (collectively, the “Leased Real Property”). Each of the Company and the Company’s Subsidiaries has valid leasehold interests in all of their respective Leased Real Property, free and clear of all Liens, and each lease agreement of the Leased Real Property (collectively, the “Lease Agreements”) is valid, binding and enforceable and will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement, except for such defects as would not have a material adverse effect on the Company's right to occupy the Leased Real Property. Neither the Company nor any of its Subsidiaries is delinquent in respect of any rent, rates and other charges for which the tenant is responsible under the Lease Agreements and there exists no default or event of default (or event which with or without notice or lapse of time or both would become a default) on the part of the Company or Subsidiary, as applicable. The Company and each of its Subsidiaries has observed and performed all restrictions and covenants on the part of the tenant and the conditions contained in the Lease Agreements in all material respects. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession of the Leased Real Property under all such Lease Agreements. Except as set forth in Section 4.18(b) of the disclosure letter, true and complete copies of the Lease Agreements have been provided or made available to the Investor prior to the date hereof, together with all amendments, modifications or supplements thereto. There are no written or oral subleases, licenses or agreements granting to any other Person the right of use or occupancy of any Leased Real Property.

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(c)         Except as set forth in Section 4.18(c) of the disclosure letter, the Owned Real Property and the Leased Real Property (collectively, the “Real Property”) are in compliance in all material respects with all existing Laws applicable to such Real Property, including land expropriation, land bidding, land grant, land holding period, city planning and zoning, construction design, building construction, project acceptance, tests in respect of construction quality and specification, environmental protection, safety and fire control and pre- and after-completion sale of real property, and are permitted to be used for the business that the Company and its Subsidiaries currently operate or as intended to be operated therein. Neither the Company nor any of its Subsidiaries has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending and, to the knowledge of the Company, no such proceedings are threatened, affecting any portion of the Real Property. Neither the Company nor any of its Subsidiaries has received written notice of the existence of any outstanding writ, injunction, decree, order or judgment or of any pending proceeding, and, to the knowledge of the Company, no such writ, injunction, decree, order, judgment or proceeding is threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Real Property.

4.19        Environmental Compliance. Neither the Company nor any of its Subsidiaries is in violation of, or has received notice of any violation with respect to, any applicable Environmental Law applicable to the Company or any of its Subsidiaries or the business of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any notice of, nor has there been any occurrence or circumstance that, with notice or passage of time, or both, would give rise to a claim against the Company or any of its Subsidiaries under or pursuant to any Environmental Law with respect to any properties currently or previously owned, leased or operated by the Company or any of its Subsidiaries, or the assets of the Company or any of its Subsidiaries, or arising out of the conduct of the business of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is subject to any ongoing requirements under any consent order, or any other form of agreement, settling claims asserted against them by any Governmental Authority or third party pursuant to any Environmental Law. No Hazardous Substance has been released on any real property now or formerly owned by the Company or any of its Subsidiaries, provided that the Company and its Subsidiaries make no representation regarding any release of Hazardous Substances taking place after the Company or Subsidiary sold or otherwise disposed of any real property. The Company and its Subsidiaries have received all Environmental Permits required to conduct their respective businesses, and each of the Company and its Subsidiaries is in compliance with all terms and conditions of any such Environmental Permit applicable to it.

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4.20        Compliance with Other Instruments. Neither the Company nor any of its Subsidiaries is in violation or default of any provision of the Memorandum and Articles of Association or other applicable charter or constitutional documents. The execution, delivery, and performance of and compliance with each of the Transaction Documents and the issuance and sale of the Notes and Common Shares hereunder and the conversion of the Notes will not (i) result in any default or violation of the Memorandum and Articles of Association or any charter or constitutional documents of the Company’s Subsidiaries, (ii) result in any default or violation of any agreement or under any mortgage, deed of trust, security agreement, indenture or lease to which the Company or any Subsidiary is a party or in any default or violation of any judgment, order or decree of any Governmental Authority with jurisdiction over the Company or any Subsidiary, other than such as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries or (iii) except for the lien of the Security Documents, result in the creation of any mortgage, pledge, lien, encumbrance, or charge upon any of the properties or assets of the Company or its Subsidiaries pursuant to any mortgage, deed of trust, securities agreement, indenture or lease to which the Company or any Subsidiary is a party or the suspension, revocation, impairment or forfeiture of any permit, license, authorization, or approval applicable to the Company or any of its Subsidiaries, their respective businesses or operations, or any of their respective assets or properties pursuant to any such document, excepting, in any such case, any such default as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries.

4.21        Contracts. True and complete copies of all agreements to which the Company and its Subsidiaries are a party and which are required to have been filed, or to be filed, by the Company pursuant to the Securities Act or the Exchange Act have been filed by the Company with the SEC pursuant to the requirements of the Securities Act or the Exchange Act, as applicable, and since the filing of the most recent SEC Report filed prior to the date hereof, there has been no material change or amendment to any such contract filed as an exhibit to a SEC Report. Except for such agreements that have expired or terminated in accordance with their terms, each such agreement is in full force and effect and is binding on the Company and/or its Subsidiaries, as applicable, and is binding upon such other parties, in each case in accordance with its terms, and neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto, is in breach of or default under any such agreement. The Company has not sent or received any written communication regarding termination of, or intent not to renew, any of the material contracts or agreements in effect, which are referred to or described in the SEC Reports, or filed as an exhibit to the SEC Reports, and no such termination or non-renewal has been threatened by the Company or, to the Company’s knowledge, any other party to any such material contract or agreement.

4.22        Benefit Plans.

(a)          Each Plan complies in all material respects with its terms and all applicable Laws, and the Company and each of its Affiliates have filed all reports, returns, notices, and other documentation required to be filed with any Governmental Authority with respect to each Plan. With respect to each Plan, (i) no actions, Liens, lawsuits, claims or complaints (other than routine claims for benefits) are pending or threatened, and (ii) no facts or circumstances exist that are reasonably likely to give rise to any such actions, Liens, lawsuits, claims or complaints. No event has occurred with respect to a Plan which would reasonably be expected to result in a material liability of the Company or any of its Subsidiaries to any Governmental Authority, other than for applicable premiums. Neither the Company nor any of its Subsidiaries has any obligation to provide post-employment health or other welfare benefits, except as required by applicable Laws.

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(b)         None of the execution of, or the completion of any of the transactions contemplated by any of the Transaction Documents, including the conversion of Notes, could result in (i) severance pay or an increase in severance pay upon termination after Closing or after conversion of the Notes, (ii) any payment, compensation or benefit becoming due, or increase in the amount of any payment, compensation or benefit due, to any current or former employee, director or consultant of the Company or its Affiliates, (iii) the acceleration of the time of payment or vesting or result in the funding of compensation or benefits, (iv) any new material obligation under any Plan, (v) any limitation or restriction on the right of Company to merge, amend, or terminate any Plan, or (vi) any payments or benefits which would not be deductible under Section 280G of the Code.

4.23        Intellectual Property.

(a)         With respect to each item of Company Intellectual Property, (i) the Company or one or more of its Subsidiaries possesses all rights, titles and interests in and to the item if owned by the Company or its Subsidiary, free and clear of any Lien, license or other material restriction (other than licenses granted to third parties in the ordinary course of business and other than Liens, licenses or other restrictions contained in any agreement disclosed by the Company in any SEC Report or other publicly-available filing), and possesses all rights necessary, in the case of a licensed item, in the manner in which it is entitled to use such item under the applicable license agreement; (ii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending against the Company, any of its Subsidiaries, its licensees, or its licensors or, to the knowledge of the Company, has been or is being threatened against the Company, any of its Subsidiaries, its licensees, or its licensors which challenges the legality, validity, enforceability, use or ownership of the item; (iii) the Company or its Subsidiary has sufficient right, title and interest to use or own the item without infringement upon any Intellectual Property right or other right of any third party; and (iv) there is no pending or, to the knowledge of the Company, threatened claim or litigation against the Company or any Subsidiary contesting the right to use any third party’s Intellectual Property rights, asserting the misuse of any thereof, or asserting the infringement or other violation thereof.

(b)         Except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, there have not been, and the transaction contemplated under this Agreement will not result in, any security breaches, data use restriction or privacy breach under any applicable Laws, rules or regulations.

4.24        Minute Books. The Company has made available to the Investor a copy of the minute books for the Company.

4.25        Ranking of the Notes. The Notes, when issued by the Company, will constitute senior indebtedness of the Company and will rank at least pari passu with the Senior Notes and senior (to the extent of the value of the Collateral) all other unsecured Indebtedness of the Company (subject to any priority rights of such Indebtedness pursuant to applicable Laws) and senior in right of payment to all future obligations of the Company expressly subordinated in right of payment to the Notes. The Notes, when issued by the Company, will constitute the “Permitted Pari Passu Indebtedness” under the Senior Notes and will be secured by the Collateral (which is all the collateral pledged under the Senior Notes) on a pari passu basis with the Senior Notes.

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4.26        Ranking of the Guarantees. The Guarantees, when issued by the Guarantors, will constitute general obligations of the Guarantors and will, in right of payment, rank pari passu with the Subsidiary Guarantees of the Senior Notes and senior (to the extent of the value of the Collateral securing the Guarantees) any unsubordinated and unsecured obligations of the Guarantors (subject to any preferences provided under applicable law) and will, in right of payment, rank senior to all existing and future subordinated indebtedness of the Guarantors.

4.27        Registration Rights. Except as provided in the Registration Rights Agreement or as set forth in Section 4.27 of the disclosure letter, the Company has not granted or agreed to grant, and is not under any obligation to provide, any rights to register under the Securities Act any of its presently outstanding securities or any of its securities that may be issued subsequently.

4.28        Investment Company Act. The Company is not registered, and after giving effect to the sale of the Notes and Common Shares and application of the proceeds thereof as described in Section 2.2 will not be required to register, as an “investment company” as such term is defined in the Investment Company Act of 1940.

4.29        Brokers’ Fees and Expenses. No broker, investment banker, or financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with transactions contemplated by this Agreement.

4.30        Compliance with Anti-Corruption Laws, Sanctions Laws and Money Laundering Laws.

(a)         Neither the Company nor any Subsidiary, nor any director, officer, employee or Affiliate, or to the knowledge of the Company, agent of the Company or any Subsidiary, has taken any action, failed to take any action or been alleged to have taken any action that, directly or indirectly, would constitute a violation of Anti-Corruption Laws, including corruptly offering, receiving, paying, promising to pay or authoring the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value (“Payment”) (A) to or for the use of any Government Official, (B) to any other person either for an advance or reimbursement, if it knows or has reason to know that any part of such Payment will be directly or indirectly given or paid by such other person, or will reimburse such other person for Payments previously made, to any Government Official; or (C) to any other person or entity, to obtain or keep business or to secure some other improper advantage in relation to the Company, the payment of which would violate applicable Anti-Corruption Laws.

(b)         Neither the Company nor any of its Subsidiaries is a governmental entity or an instrumentality of a government.

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(c)         No director, officer or employee of the Company or any of its Subsidiaries, or, to the knowledge of the Company, agent of the Company or any Subsidiary, is currently a Government Official.

(d)         To the knowledge of the Company, no Government Official is associated with, or owns, whether directly or indirectly, a material interest in, the Company or any Subsidiary of the Company, or has any material legal or beneficial interest in the transactions contemplated hereby or any Payments to be made in connection with the transactions contemplated hereby.

(e)         The Company has effective controls that are sufficient to provide reasonable assurances that violations of applicable Anti-Corruption Laws will be prevented, detected and deterred.

(f)         The Company has received no written allegation or allegation via whistleblower hotline and conducted no internal investigation related to a violation or potential violation of the Anti-Corruption Laws.

(g)         Neither the Company nor any of its Subsidiaries nor any director, officer or employee of the Company or any of its Subsidiaries, or to the knowledge of the Company, any agent or Affiliate of the Company or any of its Subsidiaries is a Person that is, or is owned or controlled by a Person that is, currently the subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury, the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, including sanctions issued under the authority of the U.S. Trading with the Enemy Act, the U.S. International Emergency Economic Powers Act, the U.S. United Nations Participation Act, the U.S. Syrian Accountability and Lebanese Sovereignty Restoration Act and the Iran Threat Reduction and Syria Human Rights Act of 2012 and Executive Order 13622 of July 30, 2012 (collectively, “Sanctions”). The Company will not, directly or indirectly, use the proceeds of the offering of the Notes and Shares, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person, (i) to fund any activities of or business with any Person that, at the time of such funding, is the subject of Sanctions, or (ii) in any other manner that will result in a violation by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(h)         The operations of the Company and each of its Subsidiaries has been conducted at all times in compliance with Money Laundering Laws.

4.31        Listing and Maintenance Requirements. The ADSs are registered pursuant to Section 12(b) or 12(g) of the Exchange Act. The Company has taken no action designed to, or which is reasonably likely to, have the effect of terminating the registration of such ADSs under the Exchange Act nor has the Company received any notification that the SEC is contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the date hereof, received notice from the NYSE to the effect that the Company is not in compliance with the listing or maintenance requirements of the NYSE . The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the NYSE's listing and maintenance requirements.

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4.32        General Solicitation. Neither the Company, nor any Affiliate of the Company, nor any other person or entity authorized by the Company to act on its behalf, has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offer or sales of the Securities. The Company has offered the Securities for sale only to the Investor.

4.33        Offering; Exemption. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 5 of this Agreement, no registration under the Securities Act or any applicable state securities law is required for the offer and sale of the Securities by the Company to the Investor as contemplated hereby or for the conversion of the Notes.

4.34        No Integrated Offering. Neither the Company, nor any Affiliate of the Company, nor any person acting on its behalf or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offering or issuance of the Securities to be integrated with prior offerings by the Company for purposes of the Securities Act in a manner that would require registration of such offer and sale under the Securities Act, or would cause any applicable state securities Law exemptions or any applicable stockholder approval provisions exemptions, including under the rules and regulations of any national securities exchange or automated quotation system on which any of the securities of the Company are listed or designated to be unavailable, nor will the Company take any action or steps that would cause the offering or issuance of the Securities to be integrated with other offerings.

4.35        SAFE Compliance. Except as set forth in Section 4.35 of the disclosure letter, to the Company's knowledge, (i) each holder or beneficial owner of Common Shares (whether or not represented by ADSs) who is a “domestic resident” (as set forth in SAFE Circular 75) and subject to any of the registration or reporting requirements of SAFE Circular 75 or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”), has complied with such reporting and/or registration and subsequent registration amendment requirements and other procedures under the SAFE Rules and Regulations with respect to its investment in the Company, (ii) neither the Company nor such holder has received any oral or written inquiries, notifications, orders or any other forms of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations, and (iii) the Company and such holder have made all oral or written filings, registrations, reporting or any other communications required by SAFE or any of its local branches applicable thereto.

4.36        Labor and Employment Matters.

(a)         Neither the Company nor any of its Subsidiaries is a party to any agreement or understanding with any labor organization, works council or other representative of any employees of the Company or its Subsidiaries, nor is any such agreement presently being negotiated. There are no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries before any other labor relations tribunal or authority, and there are no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or, to the knowledge of the Company, threatened against or involving the Company or any Subsidiary or the Company.

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(b)         There are no complaints, investigations, charges or claims against the Company or any of its Subsidiaries pending or, to knowledge of the Company, threatened that could be brought or filed with any Governmental Authority based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ any individual, and the Company and its Subsidiaries is in material compliance with all labor and employment Laws, including all such Laws relating to wages, hours and any similar mass layoff Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, classification of employee and independent contractors and the collection and payment of withholding and/or social security Taxes, contribution to mandatory social security and housing funds required in the PRC and any similar tax and contribution.

(c)         Except as noted in Section 4.36(c) of the disclosure letter, to the knowledge of the Company, (A) no executive or key employee and (B) no significant number of employees, in each case, of the Company or any of its Subsidiaries, has given notice that such executive, key employee or significant number of employees plans to terminate employment with the Company or any of its Subsidiaries.

4.37        Insurance. Except as disclosed in Section 4.37 of the disclosure letter, (i) each of the Company and its Subsidiaries are insured by recognized, financially sound institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including policies covering real and personal property owned or leased by the Company and its Subsidiaries against theft, damage, destruction, acts of vandalism, flood and earthquakes as well as policies covering their respective operations, employees, officers and directors; and such insurance policies are in full force and effect, and (ii) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, of any of such insurance policies, other than such breach or default as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries. The Company has no reason to believe that it will not be able to renew such insurance policies as and when such policies expire or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

4.38        Solvency. Each of the Company and Xinyuan Real Estate Ltd. and Xinyuan International Property Investment Co. Ltd. is, and immediately after the Closing Date will be, Solvent. As used herein, the term “Solvent” means, with respect to any Person on a particular date, that on such date (i) the fair market value of the assets of such Person is greater than the total amount of liabilities (including known contingent liabilities) of such Person, (ii) the present fair salable value of the assets of such Person is greater than the amount that will be required to pay the probable liabilities of such Person on its debts as they become absolute and matured, (iii) such Person is able to realize upon its assets and pay its debts and other liabilities, including contingent obligations, as they mature and (iv) such Person does not have unreasonably small capital for the business and transaction it is engaged in.

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4.39        Related Party Transactions. Except as disclosed in the SEC Reports, there are no outstanding loans, advances (except advances for business expenses in the ordinary course of business) or guarantees of Indebtedness by the Company or any Affiliate of the Company to or for the benefit of any of the officers or directors of the Company or any Affiliate of the Company or any of their respective family members. Except as disclosed in the SEC Reports, neither the Company nor any of its Subsidiaries is engaged in any material transactions with its current or former directors, officers, management, shareholders or other associates or Affiliates on terms that are not available from other parties on an arm’s-length basis.

4.40        Issuance of Senior Notes. The issuance of the Senior Notes was conducted and completed in compliance in all material respects with all applicable Laws. The Company has provided the Investor with all material transaction documents related thereto.

4.41        Ratings Organization. No “nationally recognized statistical rating organization” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act (a) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) on the Company retaining the rating assigned to the Senior Notes or (b) has indicated to the Company that it is considering (i) the potential downgrading of the rating of the Senior Notes, or any review for a possible change that does not indicate the direction of the possible change in any rating of the Senior Notes or (ii) changing the outlook for any rating of the Senior Notes.

5.           Representations and Warranties of the Investor. The Investor represents and warrants to the Company as of the date of this Agreement that:

5.1          Organization. The Investor has been duly organized and validly exists in Singapore.

5.2          Authorization; Enforceability. The Investor has full right, power, authority and capacity to enter into each of the Transaction Documents and to consummate the transactions contemplated by each such Transaction Document. The execution, delivery and performance of each of the Transaction Documents have been duly authorized by all necessary action on the part of the Investor, and each of the Transaction Documents has been duly executed and delivered by the Investor and, assuming due authorization, execution and delivery of each of the Transaction Documents by the Company, will constitute valid and binding obligation of the Investor, enforceable against it in accordance with its terms.

5.3          Consents. No consent, approval, order, or authorization of, or registration, qualification, declaration, or filing with, any federal, state, or local governmental authority on the part of the Investor is required in connection with the purchase of the Notes and the Common Shares hereunder, the conversion of the Notes or the consummation of any other transaction contemplated by this Agreement, except for the following: (i) the compliance with applicable state securities Laws, which compliance will have occurred within the appropriate time periods; and (ii) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement.

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5.4          No Default or Violation. The execution, delivery, and performance of and compliance with each of the Transaction Documents, the issuance and sale of the Notes and the Common Shares hereunder, and the conversion of the Notes will not (i) result in any default or violation of the organizational documents of the Investor, (ii) result in any default or violation of any agreement relating to its material Indebtedness or under any mortgage, deed of trust, security agreement or lease to which it is a party or in any default or violation of any material judgment, order or decree of any Governmental Authority or (iii) be in conflict with or constitute, with or without the passage of time or giving of notice, a default under any such provision, require any consent or waiver under any such provision, or result in the creation of any mortgage, pledge, lien, encumbrance, or charge upon any of the properties or assets of the Investor pursuant to any such provision, or the suspension, revocation, impairment or forfeiture of any material permit, license, authorization, or approval applicable to the Investor, its business or operations, or any of its assets or properties pursuant to any such provision, except in the case of clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of the Investor to consummate the transactions contemplated by this Agreement.

5.5          Purchaser Status.

(a)         The Investor is (i) an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act; (ii) aware that the sale of the Notes, the Common Shares and the Common Shares issuable upon conversion of the Notes being issued and sold pursuant to this Agreement (collectively, the “Securities”) is being made in reliance on an exemption from registration under the Securities Act and (iii) acquiring the Securities for its own account.

(b)         The Investor understands and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that such Securities have not been and, except as contemplated by the registration rights provided for in the Registration Rights Agreement, will not be registered under the Securities Act and that such Securities may be offered, resold, pledged or otherwise transferred only (i) in a transaction not involving a public offering, (ii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 904 thereunder (if available), (iv) pursuant to an effective registration statement under the Securities Act or (v) to the Company or one of its Subsidiaries, in each of cases (i) through (v) in accordance with any applicable state and federal securities Laws, and that it will notify any subsequent purchaser of Securities from it of the resale restrictions referred to above, as applicable.

(c)         The Investor understands that, unless sold pursuant to a registration statement that has been declared effective under the Securities Act or in compliance with Rule 144 thereunder, the Company may require that the Securities will bear a legend or other restriction substantially to the following effect (it being agreed that if the Securities are not certificated, other appropriate restrictions shall be implemented to give effect to the following):

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“NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED: (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL, IN FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND ANY OTHER APPLICABLE SECURITIES LAWS; OR (II) UNLESS THE SECURITIES HAVE BEEN SOLD PURSUANT TO RULE 144 OR ANOTHER AVAILABLE EXEMPTION UNDER THE SECURITIES ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

(d)         The Investor understands that the Company will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

6.           Conditions to the Investor’s Obligations at Closing. The obligation of the Investor to purchase the Notes and Common Shares at the Closing is subject to the fulfillment or waiver on or before the Closing of each of the following conditions:

6.1          Representations and Warranties. Each of the representations and warranties of the Company and the Guarantors in this Agreement shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Closing except for such representations and warranties made as of a specific date, which shall be true and correct as of such date; provided, however, that the representations and warranties set forth in Sections 4.1, 4.2, 4.3 and 4.5 shall be, as of the Closing, true and correct in all respects with the same effect as though such representations and warranties had been made as of the Closing.

6.2          Performance. The Company and the Guarantors shall have performed in all material respects all of their obligations required to be complied with or performed by them at or prior to the Closing.

6.3          No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred.

6.4          Qualification Under Securities Laws. All registrations, qualifications, permits and approvals, if any, required to be obtained prior to the Closing under applicable foreign or U.S. state securities or “blue sky” Laws shall have been obtained for the lawful execution, delivery and performance of each of the Transaction Documents including, without limitation, the offer and sale of the Securities.

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6.5          NYSE Requirements. The Company shall have submitted to the NYSE any application or notification required in connection with the issuance and sale of the Notes and the Common Shares hereunder and the Common Shares issuable upon conversion of the Notes and complied with all NYSE listing requirements applicable to the transactions contemplated by each of the Transaction Documents.

6.6          Registration Rights Agreement. The Company shall have executed and delivered the Registration Rights Agreement.

6.7          Guarantees and Security Documents. The Company, its Subsidiaries and any other parties thereto, as applicable, shall have executed and delivered the Guarantees and the Security Documents.

6.8          Intercreditor Agreement. The Intercreditor Agreement shall have been entered into by the parties thereto.

6.9          Board of Directors. The Board of the Company shall consist of no more than nine (9) persons, including the Investor Designee. The Investor Designee shall have been appointed as a member of each committee of the Board except the Audit Committee as to which he shall have been granted observer rights, such appointment to be subject to and effective only upon Closing.

6.10        Indemnification Agreement. The Company shall have executed and delivered the indemnification agreement pursuant to Section 8.4.

6.11        Investment Committee. The Investment Committee of the Board (the “Investment Committee”) shall have been duly formed and shall be validly existing, and the charter of the Investment Committee, in the form attached hereto as Exhibit D, shall have been duly adopted by the Board.

6.12        Orders. As of the Closing, no court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated hereby.

6.13        Chairman Letter Agreement. Mr. Zhang Yong shall have executed and delivered the Chairman Letter Agreement.

6.14        Trading. Trading in the ADSs shall not be the subject of a current suspension order or trading halt by either the SEC or by the NYSE, as reported by Bloomberg L.P., shall not be the subject of a current suspension or trading halt or then be subject to material limitations, nor shall a banking moratorium have been declared either by the United States or the New York state authorities, nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, financial markets in the United States, Hong Kong or China which, in each case, in the reasonable judgment of the Investor, makes it impracticable or seriously inadvisable to purchase the Notes and the Common Shares at the Closing.

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6.15        Opinion of Counsel for the Company and the Guarantors as to U.S. Federal Securities Law and New York Law. The Investor shall have received the favorable opinion of Baker & McKenzie LLP, counsel for the Company and the Guarantors as to U.S. Federal Securities Law and New York Law, dated as of the Closing Date, in the form attached hereto as Exhibit E.

6.16        Opinion of Counsel for the Company and the Guarantors as to Cayman Islands Law. The Investor shall have received the favorable opinion of Maples and Calder, counsel for the Company and the Guarantors as to Cayman Islands Law, dated as of the Closing Date, in the form attached hereto as Exhibit F.

6.17        Opinion of Counsel for the Company and the Guarantors as to Hong Kong Law. The Investor shall have received the favorable opinion of Baker & McKenzie, counsel for the Company and the Guarantors as to Hong Kong Law, dated as of the Closing Date, in the form attached hereto as Exhibit G.

6.18        Opinion of Counsel for the Company and the Guarantors as to PRC Law. The Investor shall have received the favorable opinion of DaHui Lawyers, counsel for the Company and the Guarantors as to PRC Law, dated as of the Closing Date, in the form attached hereto as Exhibit H.

6.19        Other Deliveries. The Investor shall have received such other documents and deliveries set forth in Section 3.2.

7.            Conditions to the Company’s Obligations at Closing. The obligations of the Company to issue, sell and deliver to the Investor the Notes and Common Shares are subject to the fulfillment or waiver on or before the Closing of each of the following conditions:

7.1          Representations and Warranties. Each of the representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Closing except for such representations and warranties made as of a specific date, which shall be true and correct as of such date; provided, however, that the representations and warranties set forth in Sections 5.1 and 5.2 shall be, as of the Closing, true and correct in all respects with the same effect as though such representations and warranties had been made as of the Closing.

7.2          Performance. The Investor shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with it on or before the Closing.

7.3          Registration Rights Agreement. The Investor shall have executed and delivered the Registration Rights Agreement.

7.4          Intercreditor Agreement. The Intercreditor Agreement shall have been entered into.

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7.5          Orders. As of the Closing, no court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated hereby.

7.6          Other Deliveries. The Company shall have received such other documents and deliveries set forth in Section 3.3.

8.            Covenants. The Company and the Guarantors jointly and severally covenant and agree, and the Investor covenants and agrees, for the benefit of the other parties to this Agreement and their respective assigns, as follows:

8.1          Commercially Reasonable Efforts; Notices and Consents. Subject to the terms and conditions of this Agreement, from the date of this Agreement to the Closing, (a) the Investor shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to cause the conditions specified in Section 6 to be satisfied as soon as reasonably practicable; and (b) the Company shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to cause the conditions specified in Section 7 to be satisfied as soon as reasonably practicable.

8.2          Operation of the Business. From and after the date of this Agreement until the Closing, the Company shall, and shall cause each of its Subsidiaries to, conduct their respective businesses only in the ordinary course consistent with the past practice of the Company and its Subsidiaries and, in any event, in all material respects in accordance with all applicable Law. Without limiting the generality of the foregoing, between the date of this Agreement and the Closing, except as required by Law or with the prior written consent of the Investor, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following:

(a)         amend or otherwise change the Memorandum and Articles of Association, or any similar charter or constitutional document of any of the Company’s Subsidiaries;

(b)         issue, deliver, sell, make any offer with respect to, pledge, mortgage, dispose of, transfer, subject to any Lien or encumber any shares, ownership interests, equity interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of, any other ownership interests or any voting securities (including share appreciation rights, phantom stock or similar instruments) of the Company or any of its Subsidiaries (in each case except for the issuance of Common Shares pursuant to the Notes or awards granted in accordance with the terms of any Equity Incentive Plan);

(c)         declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of the share capital of the Company or any of its Subsidiaries (except for any dividend or distribution by a Subsidiary of the Company to the Company or another Subsidiary of the Company in the ordinary course of business consistent with past practice) or enter into any agreement with respect to the voting or registration of its share capital, except for quarterly dividends in the amount of $0.025 per Common Share;

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(d)         reclassify, combine, split, subdivide, increase the authorized number of, or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any Common Shares (other than the acquisition of Common Shares tendered in accordance with an Equity Incentive Plan), or reclassify, combine, split or subdivide, increase the authorized amount or number of, or amend the terms of, any share capital or other ownership interests of any of the Company’s Subsidiaries, or make any change to the number of Common Shares which is represented by an ADS, provided that the Company may continue to purchase up to $5 million of ADSs under the Company’s previously announced share buyback programs;

(e)         acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) in one transaction or any series of related transactions any equity interests in any corporation, partnership, joint venture or other business organization or division thereof or any material property or assets, or sell, pledge, mortgage, lease, license, subject to any Lien, transfer or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any of the properties or assets of the Company or any of its Subsidiaries (including any Intellectual Property) other than purchases or sales in the ordinary course of business or direct or indirect property acquisitions pending or in planning as of the date hereof which have been disclosed to the Investor;

(f)         terminate, cancel, transfer, assign, license, encumber or request or agree to any material change in or waiver under any agreement or binding commitment that is referred to or described in the SEC Reports, or filed as an exhibit to the SEC Reports, or enter into or amend any agreement or binding commitment that would be required to be filed by the Company as an exhibit to an SEC Report, except in connection with matters or actions otherwise permitted under this Section 8.2;

(g)         incur, issue, prepay, syndicate, redeem, otherwise acquire, refinance or modify in any material respect the terms of any Indebtedness, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make, forgive or cancel any loans, advances or capital contributions to, or investments in, any other Person (other than a wholly owned Subsidiary of the Company), in each case in an amount in excess of $100,000,000 in the aggregate or guarantees of customer mortgages in the ordinary course of business;

(h)         appoint or change the accounting firm responsible for the audit of the Company and its Subsidiaries, or make any material change of accounting or audit policies of the Company or any of its Subsidiaries other than such change required by the auditor of the Company;

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(i)         except as required by applicable Law, (1) increase the compensation or fringe benefits of any of its directors or officers other than ordinary periodic salary or compensation adjustments consistent with the past practice, (2) grant or increase any severance or termination pay, or any retention pay, (3) waive or amend in any respect any performance, or vesting criteria or accelerate vesting, exercisability or funding under any Equity Incentive Plan, or (4) establish, adopt, enter into or amend or terminate any Plan other than the establish or adoption of an equity incentive plan that is an Equity Incentive Plan;

(j)         pay, discharge, settle or satisfy any claim, litigation, investigation, legal proceeding, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction of liabilities or obligations as they become due in the ordinary course of business and consistent with past practice or in an amount not in excess of $10,000,000 in the aggregate;

(k)         enter into, consummate, or amend the terms of, any agreement or transaction (including, without limitation, loans, advances (except advances for business expenses in the ordinary course of business) or guarantees of Indebtedness) with or for the benefit of any of the officers or directors of the Company or any Affiliate of the Company or any of their respective family members;

(l)         adopt or enter into a plan of complete or partial liquidation, scheme of arrangement, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than among the Company’s Subsidiaries);

(m)         cease to conduct the business of Company and its Subsidiaries as it is currently conducted or engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(n)         make or authorize any single Capital Expenditure in excess of $5,000,000 or Capital Expenditures in excess of $100,000,000 in the aggregate;

(o)         approve any budget or business plan of the Company or its Subsidiaries, or make any modification thereto, other than in ordinary course of business consistent with past practices;

(p)         take any action or fail to take any action that is intended to, or would reasonably be expect to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company or the Guarantors to consummate the transactions contemplated by this Agreement and the other Transaction Documents;

(q)         increase or decrease of the size of the Board or any committee thereof (except as otherwise expressly provided herein);

(r)         initiate any bankruptcy or insolvency related proceeding relating to the Company or any of its Subsidiaries;

(s)         fail to make in a timely manner any flings or registrations required to be made by the Company with (1) the SEC required under the Securities Act or the Exchange Act, or (2) any other Governmental Authority, including MOFCOM, SAIC, SAFE and SAT; or

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(t)         authorize, agree or commit to do any of the foregoing.

8.3          Access to Information. (i)         The Company shall, and shall cause its Subsidiaries to, upon the Company’s receipt of reasonable prior notice, provide to the Investor financial or other information (including non-public information) regarding the business and operation of the Company and its Subsidiaries, including any information or statements as may be reasonably necessary for the Investor (or any of its direct or indirect owners) to file any Tax Return or other filings required by law. With the prior written consent of the Company which shall not be unreasonably delayed, conditioned or withheld, and at such times as may be agreed in advance with the Company, a representative of the Investor may, during normal office hours, (a) visit and inspect any of the sites and premises where the business of the Company or any Subsidiary is conducted and (b) have reasonable access to those officers, employees, agents, accountants, auditors, contractors and subcontractors of the Company or any Subsidiary who have or may have knowledge of matters with respect to which the Investor reasonably seeks information. The Investor hereby acknowledges its obligations of confidentiality under Section 8.10 hereof.

8.4          Right to Appoint of Board Member.

(a)         The Company shall cause as of immediately prior to the Closing, and subject to any effective only upon Closing, and shall continue to cause from and after the Closing, (i) Steve Sun (the “Investor Designee”) or another individual that the Investor at any time or from time to time may designate (the Investor Designee or such subsequent designee, as applicable, the “Investor Director”) to be duly appointed and serve as a member of the Board and (ii) the Investor Director to be duly appointed as a member of each committee of the Board, including the Investment Committee, except as otherwise required by applicable Law, and the Investor Director to be invited to, and provided adequate notice of (which notice shall be no shorter than the notice provided to the other members of the Board), all meetings of the Board and any committees thereof. Concurrently with the appointment of the Investor Designee and any subsequent Investor Director as a member of the Board, the Company and such Investor Director shall enter into an indemnification agreement in form and substance mutually agreeable to the Investor, on the one hand, and the Company, on the other hand, for the benefit of such Investor Director. In the event applicable law restricts the Investor Director from serving as a member of any committee of the Board, the Investor Director shall be invited to, and provided adequate notice of (which notice shall be no shorter than the notice provided to the members of such committee), all meetings of such committee solely as an observer. Notwithstanding the Investor Director's participation in such meetings as an observer, the Investor Director shall receive the same materials as the members of such committee (and at the same time as such members) and shall have a right to participate in discussions in such meetings. It is understood and agreed that the appointment of the Investor Designee and any subsequent Investor Director as a director on the Board will be subject to legal and governance requirements regarding service as a director of the Company and shall be subject to the nominee or incumbent director providing such information as the board may reasonably request with respect to the individual's background and experience to assess independence, qualification to serve on a committee and other corporate governance matters (which, in any event, shall be consistent with such information requested from other members of the Board).

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(b)         From and after the Closing, the Company shall use commercially reasonable efforts to effect, no later than upon the renewal of the current term of each Existing D&O Policy, the changes to each of the Existing D&O Policies that (i) are outlined in Exhibit I attached hereto, or which the Investor Director reasonably agrees are consistent with the intent of the items outlined in Exhibit I, to ensure that the Company’s D&O Policies with respect to the Investor Director are primary (solely with respect to matters arising from his service as or actions in his capacity as a director of the Company) to any indemnification rights or insurance policies that the Investor may afford to, or hold for the benefit of, the Investor Director, and (ii) ensure that each of the First Excess Policy, Second Excess Policy and Third Excess Policy (x) shall follow the Primary Policy; and (y) is at least as broad as the primary policy with respect to all key coverage terms and conditions, definitions and exclusions.

(c)         The Investor shall be entitled to be promptly reimbursed by the Company for all travel, lodging and other expenses incurred by the Investor Director in connection with his attendance at meetings of the Board or committees of the Board, or general meetings of the Company, or otherwise in connection with the business of the Company, subject to the same reimbursement policies for such expenses applicable to each of the other non-employee directors of the Company.

(d)         Following the Closing, Company shall not (i) increase or decrease of the size of the Board or any committee thereof, (ii) form any new committee of the Board, except as required by Law, or with the written consent of the Investor Director, which consent shall not be unreasonably withheld, conditioned or delayed or unless a special committee has been formed and, on the advice of counsel, it is not appropriate to include the Investor Director as a member of such special committee, (iii) terminate any existing committee of the Board, (iv) delegate any new powers to any committee of the Board, except as required by Law or with the written consent of the Investor Director, which consent shall not be unreasonably withheld, conditioned or delayed, or (v) revoke the delegation of any powers from, any committee of the Board.

8.5          Preemptive Rights.

(a)          The Company shall not issue any securities (including any equity securities or any debt or other securities of any kind) of any type or class to any Person (the “Proposed Recipient”) unless the Company has offered the Investor in accordance with the provisions of this Section 8.5 the right to purchase up to its Pro Rata Share of such issuance (the “Preemptive Right”), for a per unit consideration equal to the per unit consideration to be paid by the Proposed Recipient and otherwise on the same terms and conditions as are offered to the Proposed Recipient. The restrictions under this Section 8.5 shall not apply to any Exempted Issuance..

(b)         Not less than 20 days before a proposed issuance of securities other than an Exempted Issuance, the Company shall deliver to the Investor notice of such proposed issuance setting forth (i) the number, type and terms of the securities to be issued, (ii) the consideration to be received by the Company in connection with the proposed issuance and (iii) the identity of the Proposed Recipients.

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(c)         Within 10 days following receipt of the notice referred to in Section 8.5(b) (the “Issuance Notice Period”), the Investor, if it elects to exercise its rights under this Section 8.5, shall give notice to the Company electing to exercise the Preemptive Right, the maximum number of securities to be purchased by the Investor and its calculation of its Pro Rata Share. Failure by the Investor to give such notice within such 10 day period shall be deemed a waiver by such Investor of its rights under this Section 8.5 with respect to such proposed issuance.

8.6          Reservation of Common Shares; Issuance of Common Shares; Blue Sky.

(a)         For as long as any Notes remain outstanding, the Company shall at all times reserve and keep available, free from preemptive rights of other Persons, out of its authorized but unissued Common Shares or Common Shares held in treasury by the Company, for the purpose of effecting the conversion of the Notes, the full number of Common Shares upon the conversion of all Notes (after giving effect to all anti-dilution adjustments) then outstanding and shall ensure that it maintains the effectiveness of its registration statement on Form F-6 for registration of ADSs in an amount sufficient to represent such Common Shares. All Common Shares issued upon conversion of the Notes shall represent newly issued shares or shares held in treasury by the Company, shall have been duly authorized and validly issued and shall be fully paid and nonassessable, and shall be free from preemptive rights and free of any lien or adverse claim.

(b)         The Company shall, on or before the Closing, take such action as necessary in order to obtain an exemption for or to qualify the issuance of the Common Shares under applicable foreign or U.S. securities or “blue sky” Laws (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Investor on or prior to the Closing. The Company shall make all filings and reports relating to the offer and sale of the Common Shares required under such Laws following the Closing.

8.7          Transfer Taxes. The Company shall pay any and all documentary, stamp or similar issue or transfer tax due on (x) the issue of the Notes at Closing and (y) the issue of Common Shares upon conversion of the Notes. However, in the case of conversion of the Notes, the Company shall not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue and delivery of Common Shares in a name other than that of the holder of the Notes to be converted, and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Company the amount of any such tax or duty, or has established to the satisfaction of the Company that such tax or duty has been paid.

8.8          Public Disclosure. Subject to Section 8.10, on or before 8:30 a.m., New York time, on the first Business Day following the date of this Agreement, the Company shall issue a press release and file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the Exchange Act the “6-K Filing”), provided that the Investor shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release. In the event that the Investor is not entitled to appoint the Investor Director and no Investor Director serves as a director of the Board, the Company shall not, and shall cause each of its Subsidiaries not to, provide the Investor with any material, nonpublic information regarding the Company or any of its Subsidiaries without the express written consent of the Investor prior to such disclosure.

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8.9          Tax Related Covenants.

(a)         To the extent permitted by applicable Law, the Investor and the Company agree to not treat the Notes as “preferred stock” within the meaning of Section 305 of the Code and Treasury Regulation Section 1.305-5 for United States federal income tax reporting and withholding tax purposes and shall not take any position inconsistent with such treatment. If the Company determines that it is required by applicable law to treat the Notes as preferred stock they will consult in good faith with the Investor prior to taking such position.

(b)         The Company shall determine on an annual basis (prior to March 31st of each year) if it is a “passive foreign investment company” (a “PFIC”), as defined in Section 1297 of the Code. If the Company determines that it may be a PFIC in a given year, the Company shall determine prior to March 31st if any of its subsidiaries may be a PFIC and shall provide the Investor all information that is necessary for the Investor timely to make and maintain an (actual or protective) “qualified electing fund” election or “mark-to-market” election under the Code with respect to the Company and each of its Subsidiaries to which such an election applies and timely to complete any Tax Return with respect to its interest in the Company; provided that the Company will satisfy its obligation to provide information hereunder, if it provides prior to March 31st a PFIC Annual Information Statement containing the information described in Treasury Regulation Section 1.1295-1(g) with respect to the Company and each of its Subsidiaries to which such an election applies and with respect to the requirement of Treasury Regulation Section 1.1295-1(g)(1)(ii) provides all of the information described in Treasury Regulations Section 1.1295-1(g)(1)(ii)(B) for the Investor to calculate the amount of ordinary earnings and net capital gain under U.S. tax accounting principles.

8.10        Confidentiality. Each party to this Agreement will hold, and will cause its respective Affiliates and their directors, officers, employees, agents, consultants and advisors to hold, in strict confidence, unless disclosure to a regulatory authority is necessary or appropriate in connection with any necessary regulatory approval or unless disclosure is required by judicial or administrative process or, in the written opinion of its counsel, by other requirement of Law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the other party furnished to it by such other party or its representatives pursuant to this Agreement (except to the extent that such information can be shown to have been (a) previously known by such party on a non-confidential basis, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources on a non-confidential basis by the party to which it was furnished), and no party shall release or disclose such Information to any other person, except its Affiliates, officers, directors, employees, partners, members, auditors, attorneys, financial advisors, other consultants and advisors.

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8.11        Financial Information; Listing. The Company shall (a) timely file with the SEC, within the time periods specified in the SEC’s rules and regulations, including Rule 12b-25, all financial information and other reports required to be filed with the SEC, and any other information required to be filed with the SEC, (b) not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination, (c) deliver to the Investor (x) copies of all such filings with the SEC within two (2) Business Days after the filing thereof with the SEC and (y) facsimile copies and overnight courier of all press releases issued by the Company on the same day as the release thereof, in each case, unless the foregoing are filed with the SEC through EDGAR or are posted on the Company’s website are immediately available to the public through EDGAR or the Company’s website, and (d) maintain the ADSs’ authorization for listing on the NYSE and shall not, and shall cause its Subsidiaries not to, take any action which would be reasonably expected to result in the delisting or suspension from trading of the ADSs on the NYSE.

8.12        Corporate Existence, Assets, Insurance. The Company shall, and shall cause each of its Subsidiaries to, (a) maintain its corporate existence, excluding creations of and mergers among Subsidiaries of the Company or the termination of existence of a Subsidiary which would not reasonably be expected to be material to the Company or any of its Subsidiaries, (b) maintain its assets in good working order and condition, ordinary wear and tear excepted; and (c) maintain with financially sound and reputable insurance companies, insurance on all of its insurable assets in at least such amounts and against at least such risks as are usually insured against in the same general area by companies of established repute engaged in the same or a similar business in the markets where the Company conducts its business.

8.13        Compliance with Laws. The Company shall comply, and cause each Subsidiary to comply, in all material respects with all applicable laws, ordinances, rules, regulations and requirements of any governmental authorities, including the requirements of (i) the Sarbanes-Oxley Act of 2002, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective, and (ii) all applicable provisions of the sanction programs administered by the Office of the Foreign Assets Control of the United States Treasury Department.

8.14        Anti-Corruption, Sanctions and Money Laundering.

(a)         Neither the Company nor its Subsidiaries shall take any action or omit to take any action that would or would reasonably be expected to lead to, or otherwise cause or allow to occur, any event or occurrence that, if such event or occurrence occurred prior to or at the Closing, would constitute a breach of, or require disclosure against, the representations contained in Section 4.30(a) and 4.30(i).

(b)         The Company will maintain its books and records in a manner that, in reasonable detail, accurately and fairly reflects the transactions and disposition of their assets.

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(c)         The Company shall adopt and implement, within 60 days of the Closing Date, a Company-wide anti-bribery and anti-corruption policy and training program the general parameters of which shall be reasonably satisfactory to the Investor. The Company shall also maintain effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of Anti-Corruption Laws will be prevented, detected, and deterred.

8.15        Notice of Developments. The Company shall promptly notify the Investor of the occurrence of any transaction or event or series of transactions or events if prior to the Closing as a consequence to which (A) any representation or warranty made by the Company or the Guarantors in this Agreement was, when made, or has subsequently become, untrue or inaccurate in any material respect, or (B) the Company or the Guarantors shall fail to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the Company or the Guarantors pursuant to this Agreement or (C) the consummation of the transactions contemplated by this Agreement or the other Transaction Documents will be, or would reasonably be expected to be, prevented or materially delayed.

8.16        Investment Committee.

(a)         The Company shall cause, as of immediately prior to the Closing, the Board to duly form the Investment Committee and adopt the Investment Committee charter as contemplated in Section 6.11.

(b)         The Company shall (i) cause the Investment Committee (A) to be maintained and validly existing, and (B) to be made up of three members, which shall include the Company’s Chairman and the Investor Director, (ii) cause the Board not to, without the Investor’s prior written consent, revoke, terminate or amend the terms of the Investment Committee’s charter, (iii) not undertake, and shall cause its Subsidiaries not to undertake, any “land acquisitions” as such term is referred to in the charter of the Investment Committee, unless it is approved in accordance with the Investment Committee charter.

8.17        Pledge of Securities. The Company acknowledges and agrees that the Common Shares being sold hereunder and the Common Shares issuable upon conversion of the Notes may be pledged by the Investor in connection with a bona fide margin agreement or other loan or financing arrangement. The pledge of such Common Shares shall not be deemed to be a transfer, sale or assignment of such securities hereunder, and, by effecting such a pledge, the Investor shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee may reasonably request in connection with such a pledge by the Investor.

8.18        Listing on Other Trading Markets. If the Company applies to have its Common Shares or ADSs traded on any trading market other than the NYSE, the Company shall include in such application all of the Common Shares being sold hereunder and all of the Common Shares issuable upon conversion of the Notes, and will take such other action as is necessary to cause all of such Common Shares to be listed or quoted on such other trading market as promptly as possible. The Company shall then take all action reasonably necessary to continue the listing and trading of such Common Shares on such trading market and will comply in all respects with the Company’s reporting, filing and other obligations in connection therewith.

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8.19        Amendment to Senior Notes. The Company shall not, and shall cause its Subsidiaries not to, agree or consent to, or otherwise allow to occur, any amendment, modification, waiver or supplement of or to the Senior Notes, the Senior Note Indenture, any of the other documents executed or delivered pursuant thereto or any of the respective terms thereof, in each case, except (a) as would not adversely affect any holder of the Notes or (b) with the prior written consent of the Investor.

8.20        ADSs.

(a)         The Company shall use its commercially reasonable efforts to cause the Depositary to deliver ADSs to the Investor from time to time upon the Investor’s deposit of Common Shares (purchased hereunder or acquired pursuant to the conversion of the Notes) with the Depositary or its designated custodian and the satisfaction of any other customary requirements under the Deposit Agreement and, in connection therewith, the Company shall cause new share certificate(s) to be issued and entries on the Company’s register of members to be entered with respect to such Common Shares in the name of the Depositary, without restrictive legends, for the purpose of such deposit; provided, that if, as of November 15, 2013, the Investor has been unable to deposit all of its Common Shares and be issued ADSs representing such Common Shares that are listed for trading on the NYSE because the Common Shares were not eligible for deposit against issuance of unrestricted ADSs under the Deposit Agreement, the Company shall at the Investor’s request (i) put in place by December 15, 2013 a restricted ADS program that would, subject to the reasonable cooperation of the Investor, allow the Investor to deposit all of its remaining Common Shares for ADSs bearing customary restrictive legends (“Restricted ADSs”) and (ii) cooperate with the Investor and the Depositary with respect to the Investor’s deposit of all of its remaining Common Shares and prompt issuance of Restricted ADSs representing such Common Shares.

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(b)         Without limiting Section 8.20(a) above, in the event that the Investor holds Common Shares or Restricted ADSs, upon the Company’s receipt of notice from the Investor that (i) Common Shares (including Common Shares represented by Restricted ADSs) have been resold in reliance on an effective resale registration statement relating to the resale of ADSs representing Common Shares or pursuant to Rule 144 or (ii) the Common Shares beneficially owned by it, or Common Shares underlying any Restricted ADSs beneficially owned by it, have become freely tradable pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Common Shares and without volume or manner-of-sale restrictions, accompanied by the certificate or certificates evidencing Common Shares, if any, that have been sold pursuant to clause (a) above or for which the legend is to be removed pursuant to clause (b) above, if applicable, the Company shall (x) cause to be issued and delivered for deposit to the Depositary one or more certificates evidencing Common Shares together with irrevocable instructions that the Depositary shall deliver ADSs without any restrictive legend with respect to such Common Shares to the Investor, or shall deliver unrestricted ADSs to replace previously issued Restricted ADSs, as applicable (if the Restricted ADSs are in certificated form, the holder shall first deliver to the Depositary the legended certificates for such Restricted ADSs), (y) cause its legal counsel to deliver to the Depositary one or more opinions to the effect that the delivery of such unrestricted ADSs in such circumstances may be effected under the Securities Act, subject to the Investor providing the Company and/or the Depositary representations and other assurances as the Company and/or the Depositary reasonably request, and (z) bear all the fees and expenses incurred in connection with the transaction contemplated under this provision as provided in clause (c) below. From and after the date the Company receives the notice specified in clause (ii) above, Common Shares which are subsequently issued upon conversion of the Notes shall not bear a restrictive legend, provided that the conditions specified in clause (ii) above are still satisfied at such time. When the Company is required to cause the Depositary to deliver unrestricted ADSs upon deposit of Common Shares or to replace previously issued Restricted ADSs, if: (1) the unrestricted ADSs are not delivered to or upon the directions of the Investor or transferee, as applicable, within seven (7) Trading Days of submission by the Investor of a notice of sale and legended certificate, if applicable, and supporting documentation to the Company and Depositary as provided above, and (2) prior to the time such unrestricted ADSs are received by the Investor, the Investor, or any third party acting on behalf of the Investor or for the Investor’s account, purchases (in an open market transaction or otherwise) ADSs to deliver in satisfaction of a sale by the Investor (a “Buy-In”), then the Company shall pay in cash to the Investor (for costs incurred either directly by the Investor or on behalf of a third party) the amount by which the total purchase price paid for ADSs as a result of the Buy-In (including brokerage commissions, if any) exceeds the proceeds received by the Investor as a result of the sale to which the Buy-In relates. The Investor shall provide the Company written notice indicating the amounts payable to the Investor in respect of the Buy-In. Nothing herein shall limit the Investor’s right to pursue actual damages for the Company’s failure to deliver any Securities as required by the Transaction Documents, including unrestricted ADSs or Common Shares as provided above, and the Investor shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

(c)         The Company shall bear any fees and expenses in connection with the Investor’s deposit of Common Shares (purchased hereunder or acquired pursuant to the conversion of the Notes) and the issuance of unrestricted ADSs representing such Common Shares, including fees and expenses related to the cancellation of any share certificates representing Common Shares and issuance of new share certificates, the updating of the Company’s register of members for any deposit of Common Shares with the Depositary or its designated custodian, the issuance of any legal opinions by counsel to the Company and ADS issuance fees and other charges of the Depositary and its custodian.

(d)         The Investor shall bear any fees and expenses in connection with the establishment of a restricted ADS program in the event it is requested pursuant to clause (a) above, including the ADS issuance fees and other charges of the Depositary and its custodian. The Company shall bear any fees and expenses in connection with the deposit of Restricted ADSs and the issuance of unrestricted ADSs up to an amount that would equal any fees and expenses the Company would bear pursuant to clause (c) above.

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8.21        Use of Proceeds; Cash Utilization. The Company shall cause the proceeds from the issuance of the Common Shares and the Notes to be (i) used to acquire or develop real estate in the U.S. or PRC, (ii) used to acquire Common Shares or ADSs pursuant to a share buyback plan approved by the Board, (iii) contributed or lent to one or more Subsidiaries formed under the laws of the PRC, (iv) used to repay any Indebtedness of the Company or its Subsidiaries, (v) used for other general corporate purposes or (vi) pending the application of proceeds pursuant to clauses (i), (ii), (iii), (iv) or (v) above, invested in Temporary Cash Investments (as such term is defined in the Notes).

8.22        Remittance Capacity. The Company shall, and shall cause its Subsidiaries and the beneficial owners who are subject to any of the registration or reporting requirements of SAFE Circular 75 or any other applicable SAFE Rules and Regulations in respect of their beneficial interests in the Company, to, within three (3) months following the Closing Date, make all filings and registrations with SAFE; and shall, in a timely manner, obtain and maintain all licenses, permits and approvals from, MOFCOM, SAIC, SAFE and SAT, in each case, that may be required to preserve and ensure the ability of the Company’s Subsidiaries to remit dollars to the Company or to convert into Renminbi their registered capital and any future increased registered capital to be contributed by their shareholders in foreign currency.

8.23        Post-Closing Actions. The Company shall, and, as applicable, shall cause its Subsidiaries to, take such actions and complete such tasks as are set forth in Section 8.23 of the disclosure letter, in each case, within the corresponding “cure period” set forth in such Section of the disclosure letter.

8.24        Further Assurances. Each of the Investor and the Company will cooperate and consult with each other and use commercially reasonable efforts to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, orders, approvals and authorizations of, or any exemption by, all third Persons required to consummate the transactions contemplated by this Agreement.

8.25        Fees and Expenses. If this Agreement is terminated pursuant to Section 10.1, each party shall bear its own fees and expenses incurred in connection with the transaction contemplated hereunder.

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9.            Indemnification.

9.1          The Company and the Guarantors (collectively, the “Indemnifying Parties”) shall jointly and severally indemnify, defend and hold harmless the Investor and its respective Affiliates, directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents (each an “Indemnified Party”) from and against any and all losses, damages, liabilities, claims, proceedings, costs and expenses (including the fees, disbursements and other charges of counsel reasonably incurred by the Indemnified Party in any action between an Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party, in connection with any investigation or evaluation of a claim or otherwise) (collectively, “Losses”) resulting from or arising out of any fraud or intentional misrepresentation on the part of an Indemnifying Party or any breach by the Indemnifying Party of any of its representations, warranties, covenants or agreements in this Agreement, any other Transaction Document or any document, schedule, instrument, or certificate delivered pursuant thereto (each, a “Breach”). For the purposes of the indemnification obligations set forth in this Section 9, (a) each of the representations and warranties of the Indemnifying Parties set forth in Sections 4.1, 4.2, 4.3 and 4.5 shall survive indefinitely, (b) each of the representations and warranties of the Indemnifying Parties set forth in Section 4.15 shall survive until 30 days following the expiration of the applicable statute of limitations, (c) each of the representations and warranties of the Indemnifying Parties set forth in Section 4 (other than those identified in clauses (a) or (b) above) shall survive for a period of two (2) years following the Closing Date and (d) each of the covenants and agreements of the Indemnifying Parties set forth in this Agreement shall survive in accordance with its terms.

9.2          The Indemnifying Parties’ obligations under Section 9.1 with respect to any breach by an Indemnifying Party of its representations or warranties in this Agreement, other than the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.5 and 4.15, shall be subject to the following limitations:

(a)         The Indemnifying Parties are not liable to make any payment (whether by way of damages or otherwise) and the Indemnified Parties may not make any claim for any Loss suffered by the Investor in relation to such breach if the aggregate amount of Losses to all Indemnified Parties is less than $500,000; provided that once the aggregate amount of Losses equals or exceeds $500,000, the Indemnified Parties shall be entitled to indemnification for the total amount of Losses;

(b)         The aggregate indemnification amount payable by the Indemnifying Parties in respect of all claims for such breaches to the Indemnified Parties shall not exceed the Purchase Price; and

(c)         The Indemnifying Parties are not liable to make any payment (whether by way of damages or otherwise) and the Indemnified Parties may not make any claim for any Loss suffered by any Indemnified Party in relation to such breach if such claim is brought after the date that is two (2) years after the Closing Date.

9.3          For purposes of determining whether there has been a Breach, and for purposes of determining the amount of Losses arising in connection with any such Breach, all qualifications in all such representations or warranties as to or by material, materiality, Material Adverse Effect or words of similar import shall be disregarded. The Parties agree for Tax purposes to treat all payments made under this Section 9 as adjustment to the Purchase Price paid by the Investor unless otherwise required by applicable Law.

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9.4          Subject to this Article IX, the amount of any payment to any such Indemnified Party shall be sufficient to make such Indemnified Party whole for any diminution in value of the Securities held by it directly resulting from such breach. Any indemnity referred to in this Section 9 for a Breach shall be such as to place the Indemnified Party in the same position as it would have been in had there not been any Breach under which the Indemnified Party is to be indemnified. In connection with the indemnification obligation of the Indemnifying Parties as set forth above, upon an Indemnified Party’s presentation of appropriate invoices containing reasonable detail, an Indemnifying Party shall reimburse each Indemnified Party for all such expenses as they are incurred by such Indemnified Party, subject to the written undertaking of the Indemnified Party to repay any such expenses advanced if it is determined that the Indemnified Party was not entitled to the indemnification payment claimed. In connection with an Indemnified Party’s rights under this Section 9, an Indemnified Party may seek actual damages and may not seek punitive damages as to any matter under, relating to or arising out of the Transaction Documents or the transactions contemplated thereby.

9.5

(a)         The Indemnified Party shall give written notice to the Indemnifying Party promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) or discovering the Loss, obligation or facts giving rise to such claim for indemnification, describing the claim, the amount thereof (if known and quantifiable), and the basis thereof; provided that the failure to so notify the Indemnifying Party promptly shall not relieve the Indemnifying Party of its liability hereunder except to the extent such failure shall have materially prejudiced the Indemnifying Party. In that regard, if any action, lawsuit, proceeding, investigation or other claim shall be brought or asserted by any third party that, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to Article IX, the Indemnified Party shall notify promptly the Indemnifying Party of the same in writing, specifying in reasonable detail the basis of such claim, and the Indemnifying Party shall be entitled to control the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to the Indemnified Party’s claim for indemnification at the Indemnifying Party’s expense, and at the Indemnifying Party’s option (subject to the limitations set forth below) shall be entitled to appoint lead counsel of such defense with a reputable counsel reasonably acceptable to the Indemnified Party; provided that, in the event that the Indemnifying Party elects to control such defense, such Indemnifying Party shall be deemed to have agreed to be fully responsible (with no reservation of rights) for all Losses relating to such claim, subject to the limitations set forth in this Article IX. Within thirty (30) days after receiving written notice of an indemnification claim, the Indemnifying Party shall give written notice to the Indemnified Party stating whether it disputes all or any portion of the claim. If the Indemnifying Party fails to give written notice to the Indemnified Party that it disputes an indemnification claim within thirty (30) days after receipt of notice thereof, the Indemnifying Party shall be deemed to have accepted and agreed to the claim, which shall become immediately due and payable subject to the limitations set forth in this Article IX.

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(b)         If the Indemnifying Party exercises the right to control the defense of any third-party claim as provided above, then the Indemnified Party shall have the right to employ its own counsel in any such action and to participate in the defense thereof at its own expense, unless the Indemnifying Party has specifically authorized the employment of such counsel in writing, in which case the fees and expenses of such counsel shall be borne by the Indemnifying Party. Similarly, if the Indemnified Party controls the defense of any such claim, then the Indemnifying Party shall have the right to employ its own counsel in any such action and to participate in the defense thereof at its own expense. If the Indemnified Party reasonably determines that there exists a conflict of interest that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party reasonably determines counsel is required, at the expense of the Indemnifying Party. In the event that the Indemnifying Party exercises the right to control the defense of any third-party claim as provided above, then the Indemnified Party shall cooperate with the Indemnifying Party in such defense. Similarly, in the event that the Indemnified Party is, directly or indirectly, controlling the defense of any such claim, then the Indemnifying Party shall cooperate with the Indemnified Party in such defense. The Indemnifying Party shall obtain the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, delayed or conditioned) before entering into any settlement of a claim or ceasing to defend such claim.

9.6          The representations, warranties, covenants and agreement of the Indemnifying Parties, and any Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of any Indemnified Party or by reason of the fact that the Indemnified Party knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of any Indemnified Party’s waiver of any condition set forth in Section 6.

9.7          Upon the earlier to occur of (i) the agreement of the Indemnifying Party to pay the amount claimed by an Indemnified Party in a claim notice, or (ii) a final determination of a court of competent jurisdiction as provided for in Section 11.2 that any amount is payable by an Indemnifying Party hereunder, such Indemnifying Party shall pay the Indemnified Party as soon as commercially practicable but in no event more than five (5) Business Days thereafter.

9.8          Exclusive Remedy. The indemnification provided pursuant to this Article IX shall be the sole and exclusive remedy hereto for any Loss resulting from, with respect to or arising out of any breach or claim in connection with this Agreement, any Schedule hereto and any certificate delivered in connection herewith, regardless of the cause of action. Nothing contained in this Agreement shall limit a Party’s right to pursue (i) equitable remedies, including, without limitation, injunctive relief and specific performance, or (ii) any rights and remedies of such Party under the Transaction Documents.

10.         Termination.

10.1       This Agreement may be terminated prior to the Closing as follows:

(a)         by either the Company, on the one hand, or the Investor, on the other hand, if the Closing has not occurred by October 25, 2013;

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(b)         by the Investor, if the Company or any Guarantor has breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach cannot be cured or, if it is capable of being cured, is not cured within 30 days after the Company or such Guarantor has been notified in writing of the same;

(c)         by the Company, if the Investor has breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach cannot be cured or, if capable of being cured, is not cured within 30 days after the Investor has been notified in writing of the same; or

(d)         by the written consent of the Company, on the one hand, or the Investor, on the other hand.

provided, however that any right to terminate this Agreement pursuant to clauses (a), (b) or (c) of this Section 10.1 shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to have occurred on or before such date.

10.2       Survival. If this Agreement is terminated in accordance with Section 10.1, it shall become void and of no further force and effect, except for the provisions of Section 8.8 (Public Disclosure), Section 8.10 (Confidentiality), Section 8.25 (Fees and Expenses), Section 9 (Indemnification), this Section 10.2, Section 11.1 (Governing Law) and Section 11.2 (Jurisdiction); provided, however, that such termination, unless otherwise agreed to by the Investor, on the one hand, or the Company, on the other hand, shall be without prejudice to the rights or obligations of any party in respect of a breach of this Agreement prior to such termination.

11.         Miscellaneous.

11.1        Governing Law. This Agreement shall be governed in all respects by the Laws of the State of New York without regard to any choice of Laws or conflict of Laws provisions that would require the application of the Laws of any other jurisdiction.

11.2        Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement brought by the other party or its successors or assigns, shall be brought and determined non-exclusively in any state or federal court located in the City and County of New York. Each of the parties hereby irrevocably submits with regard to any such action or proceeding to the personal jurisdiction of the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process, (b) any claim of sovereign immunity with respect to itself or its property and (c) any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement may not be enforced in or by such courts. Each party hereby consents to service being made through the notice procedures set forth in Section 11.8 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 11.8 shall be effective service of process for any suit or proceeding in connection with this Agreement. Service shall be deemed complete upon receipt by addressee. EACH OF THE PARTIES KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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11.3        Remedies. The parties agree that irreparable damage would occur in the event that the Company or any Guarantor does not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the Investor shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by the Company or any Guarantor and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. The Company and each Guarantor agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief to the Investor on the basis that (a) the Investor has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. In seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, the Investor shall not be required to provide any bond or other security in connection with any such order or injunction. The remedies available to the Investor pursuant to this Section 11.3 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Investor from, in the alternative, seeking to terminate this Agreement and collect a remedy at law. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any Guarantor shall pursue or be entitled to a grant of specific performance under this Agreement.

11.4        Successors and Assigns. Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties; provided, however, that (a) the Company and the Guarantors shall not assign this Agreement or any of its rights herein to any Person without the prior written consent of the Investor, and (b) the Investor shall not assign this Agreement or any of its rights herein to any Person without the prior written consent of the Company, provided further, however, that (i) the Investor shall be entitled to assign this Agreement or any of its rights herein to any of its Affiliates without the prior written consent of the Company, and (ii) the Investor shall be entitled to assign any of its rights under Section 8 to any Person without the prior written consent of the Company.

11.5        No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties any rights, remedies, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including any partner, member, stockholder, director, officer, employee or other beneficial owner of any party, in its own capacity as such or in bringing a derivative action on behalf of a party) shall have any standing as third-party beneficiary with respect to this Agreement or the transactions contemplated by this Agreement.

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11.6        No Personal Liability of Directors, Officers, Owners, Etc. No director, officer, employee, incorporator, stockholder, managing member, member, general partner, limited partner, principal or other agent of any of the parties shall have any liability for any obligations of such party under this Agreement or for any claim based on, in respect of or by reason of the respective obligations of such party under this Agreement. Each party hereby waives and releases all such liability. This waiver and release is a material inducement to each party’s entry into this Agreement.

11.7        Entire Agreement. This Agreement and the other Transaction Documents, including the Notes, the Guarantees, the Security Documents and the Registration Rights Agreement, constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof.

11.8        Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be mailed by reliable overnight delivery service or delivered by hand, facsimile or messenger as follows:

if to the Company or the Guarantors:

Xinyuan Real Estate Co., Ltd.
27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China
Attention: Chief Financial Officer
Facsimile: +86-10 8588 9300

with a copy to:
Baker & McKenzie LLP
452 Park Avenue
New York, NY 10018
Attention:  Carol B. Stubblefield

     Thomas J. Rice

Facsimile: +1 (212) 310-1600

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if to the Investor:
TPG Asia VI SF Pte. Ltd.

80 Raffles Place

#15-01 UOB Plaza 1

Singapore 048624

Attention: Legal Department
Facsimile: +65 6390-5001

with a copy to:

TPG Asia, Inc. 301 Commerce St, Suite 3300
Fort Worth, Texas 76102 United States of America Attention: Legal Department Facsimile: +1 (817) 871-4001

and a copy to:
Ropes & Gray LLP
41st Floor, One Exchange Square
8 Connaught Place
Central, Hong Kong
Attention:  Gary Li

     Daniel M. Anderson

Facsimile: +852 3664 6588

or in any such case to such other address, facsimile number or telephone as either party may, from time to time, designate in a written notice given in a like manner. Notices shall be deemed given when actually delivered by overnight delivery service, hand or messenger, or when received by facsimile if promptly confirmed.

11.9        Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of or acquiescence to any breach or default, or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default. All remedies, either under this Agreement or by Law or otherwise afforded to any holder, shall be cumulative and not alternative.

11.10        Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, on behalf of itself and the Guarantors, and the Investor or, in the case of a waiver, by the party against whom the waiver is to be effective. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities are convertible), each future holder of all such securities, the Company and the Guarantors.

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11.11        Counterparts. This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile or in electronic format, each of which may be executed by less than all the parties, each of which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one instrument.

11.12        Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms.

11.13        Termination of Covenants. The covenants contained in Section 8.3 (Access to Information), 8.5 (Preemptive Rights), 8.11 (Financial Information; Listing), 8.12 (Corporate Existence, Assets, Insurance), 8.13 (Compliance with Laws), 8.14 (Anti-Corruption, Sanctions and Money Laundering), 8.21 (Use of Proceeds; Cash Utilization) and 8.22 (Remittance Capacity) shall terminate and be of no further force or effect upon the first date upon which the Investor (including any transferee who has become a party to the Registration Rights Agreement) owns less than 10% of the Common Shares of the Company on an As Converted Basis. The covenants contained in Section 8.4 (Right to Appoint Board Member) and 8.16 (Investment Committee) shall terminate and be of no further force or effect upon the first date upon which the Investor (including any transferee who has become a party to the Registration Rights Agreement) owns less than 5% of the Common Shares of the Company on an As Converted Basis.

11.14        Standstill of Investor. The Investor will not in any manner, directly or indirectly, acquire any interests (pecuniary or otherwise) in any additional Common Shares or any other equity securities or other securities convertible into, exercisable for or exchangeable into or for any Common Shares (collectively "Equity Securities"), other than (A) Common Shares received upon the exercise of the Convertible Note, (B) Equity Securities offered and sold to the Investor pursuant to Section 8.5 of this Agreement, and (C) Equity Securities that are issued to all holders of Common Shares as part of a stock dividend, recapitalization or merger or similar transaction in which all holders of Common Shares are entitled to participate. The Investor agrees that without the prior written consent of the Board, the Investor will not effect, participate in or encourage (individually or with others): (i) any tender or exchange offer, merger or other business combination involving the Company, (ii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or (iii) any "solicitation" of "proxies" (as such terms are define in Rule 14a-1 under the Exchange Act) or consents to vote any securities of the Company (including but not limited to votes or consents regarding the election of members of the Board) or (iv) take any action which could reasonably be expected to force the Company to make a public announcement regarding any of the foregoing. Notwithstanding anything contrary herein, nothing in this Section 11.14 shall preclude the Investor from discussing or taking any of the actions specified in clauses (i) through (iv) of the previous sentence or forming a "group" (as that term is used in Section 13(d) and 14(d) of the Securities Exchange Act) with respect to any of the equity securities of the Company with a shareholder of the Company that owns more than 10% of Common Shares as of the date hereof. The Investor’s obligations under this Section 11.14 shall expire on the later of (i) 90th day following the expiration of the covenant contained in Section 8.4 or (ii) the date on which none of the Senior Notes remains outstanding.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY:

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name: Yong Zhang
Title: Chairman and Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

GuarantorS:

Xinyuan International Property Investment Co., Ltd.

By:	/s/ Yong Zhang
Name: Yong Zhang
Title: Director

Xinyuan Real Estate, Ltd.

By:	/s/ Yong Zhang
Name: Yong Zhang
Title: Director

Xinyuan International (HK) Property Investment Co., Limited

By:	/s/ Yong Zhang
Name: Yong Zhang
Title: Director

Victory Good Development LIMITED

By:	/s/ Yong Zhang
Name: Yong Zhang
Title: Director

South Glory International LIMITED

By:	/s/ Yong Zhang
Name: Yong Zhang
Title: Director

Elite Quest Holdings LIMITED

By:	/s/ Yong Zhang
Name: Yong Zhang
Title: Director

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INVESTOR:

TPG ASIA VI SF PTE., LTD.

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Authorized Signatory

Schedule 1

Guarantors

Name	Jurisdiction of Incorporation
Xinyuan International Property Investment Co., Ltd.	Cayman Islands
Xinyuan Real Estate, Ltd.	Cayman Islands
Xinyuan International (HK) Property Investment Co., Limited	Hong Kong
Victory Good Development Ltd.	Hong Kong
South Glory International Ltd.	Hong Kong
Elite Quest Holdings Ltd.	Hong Kong

Schedule 2

Onshore Companies

Xinyuan (China) Real Estate, Ltd.	鑫苑（中国）置业有限公司
Henan Xinyuan Real Estate Co., Ltd.	河南鑫苑置业有限公司
Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	青岛鑫苑祥瑞置业有限公司
Shandong Xinyuan Real Estate Co., Ltd.	山东鑫苑置业有限公司
Xinyuan Property Service Co., Ltd.	鑫苑物业服务有限公司
Zhengzhou Mingyuan Landscape Engineering Co., Ltd.	郑州名苑园林工程有限公司
Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.	郑州鑫苑计算机网络工程有限公司
Henan Xinyuan Wanzhuo Real Estate Co., Ltd.	河南鑫苑万卓置业有限公司
Suzhou Xinyuan Real Estate Development Co., Ltd.	苏州鑫苑置业发展有限公司
Anhui Xinyuan Real Estate Co., Ltd.	安徽鑫苑置业有限公司
Kunshan Xinyuan Real Estate Co., Ltd.	昆山鑫苑置业有限公司
Xinyuan Real Estate (Chengdu) Co., Ltd.	鑫苑置业（成都）有限公司
Xuzhou Xinyuan Real Estate Co., Ltd.	徐州鑫苑置业有限公司
Henan Jiye Real Estate Co., Ltd.	河南鑫苑基业置业有限公司
Beijing Xinyuan Wanzhong Real Estate Co., Ltd.	北京鑫苑万众置业有限公司
Beijing Heju Construction Material Co. Ltd.	北京和居建筑材料有限公司
Xinyuan Renju (Beijing) Asset Management Co., Ltd.	鑫苑仁居（北京）资产管理有限责任公司
Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.	郑州建投鑫苑置业有限公司
Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	北京鑫苑优晟地产顾问有限公司
Henan Xinyuan Priority Commercial Management Co., Ltd.	河南鑫苑优晟商业管理有限公司
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd.	苏州鑫苑万卓置业有限公司
Beijing Xinyuan Jiye Properties Co., Ltd.	北京鑫苑基业置业有限公司
APEC Construction and Investment (Beijing) Co., Ltd.	经合亚太建设投资（北京）有限公司
Xinyang Xinyuan Real Estate Co., Ltd.	荥阳鑫苑置业有限公司
Beijng Xinyuan Style Culture and Media Co., Ltd.	北京鑫苑美适影视文化传媒有限公司

Exhibit A

Form of Convertible Note

FORM OF CONVERTIBLE NOTE

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED: (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL, IN FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND ANY OTHER APPLICABLE SECURITIES LAWS; OR (II) UNLESS THE SECURITIES HAVE BEEN SOLD PURSUANT TO RULE 144 OR ANOTHER AVAILABLE EXEMPTION UNDER THE SECURITIES ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

XINYUAN REAL ESTATE CO., LTD.

SENIOR SECURED CONVERTIBLE NOTE

Unconditionally and Irrevocably Guaranteed by the Guarantors

Issuance Date: [●] Principal Amount: US$75,761,009

FOR VALUE RECEIVED, the undersigned, Xinyuan Real Estate Co., Ltd., an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands (the “Company”), hereby promises to pay, subject to the terms and conditions of this Senior Secured Convertible Note (this “Note”), to the order of TPG Asia VI SF Pte. Ltd. (together with any permitted transferee, the “Holder” and collectively with the holders of other Notes, the “Holders”), the aggregate principal amount of Seventy Five Million Seven Hundred Sixty One Thousand and Nine United States Dollars (US$75,761,009) (as may be reduced pursuant to the terms hereof, the “Principal”) when due, whether upon the Maturity Date (as defined below), earlier redemption or on any earlier date as the Principal may become due and payable pursuant to the terms of this Note and to pay Interest (as defined below) on any outstanding Principal, from the date set forth above (the “Issuance Date”) until the same becomes due and payable, whether upon an Interest Payment Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof) and to pay all other amounts payable pursuant to the terms of this Note (in each case in accordance with the terms hereof).

This Note is issued pursuant to, and in accordance with, that certain Securities Purchase Agreement, dated [●], 2013, by and among the Company and the other parties named therein (as amended, supplemented or modified from time to time, the “Purchase Agreement”) and other documents contemplated therein and, along with such other notes having the same terms and conditions hereof and issued pursuant to the Purchase Agreement or the terms hereof, form a single series (collectively, the “Notes”).

This Note is subject to guarantees, issued by the Guarantors (as defined below) (collectively, the “Guarantees”), and is secured by a pledge on the capital stock of certain Guarantors as set forth below. The Shares issuable upon conversion of this Note are "Registrable Shares," as defined in the Registration Rights Agreement, dated [●], 2013, among the Company, the Holder and the other parties named therein (the “Registration Rights Agreement”).

1.	Rank. The Notes are (a) general obligations of the Company, guaranteed by the Guarantors, subject to the Intercreditor Agreement and certain other limitations set forth in Sections 18 and 19, (b) senior in right of payment to any existing and future obligations of the Company expressly subordinated in right of payment to the Notes, other than the notes governed by the Senior Note Indenture, which rank pari passu with the Notes; (c) at least pari passu in right of payment with all unsecured, unsubordinated Indebtedness of the Company (subject to any priority rights of such unsubordinated Indebtedness pursuant to applicable law) and (d) effectively subordinated to the other secured obligations (if any) of the Company and the Guarantors to the extent of the value of the assets serving as security therefor. Pursuant to the pledge of the Collateral by the Company and the Subsidiary Pledgors as set forth in Section 18 and subject to the limitations described therein, the Notes (a) are entitled to a first priority Lien (shared pari passu with the Bondholders) on the Collateral (subject to any Permitted Liens and the Intercreditor Agreement), (b) rank effectively senior in right of payment to unsecured obligations of the Company with respect to the value of the Collateral pledged by the Company securing the Notes (subject to any priority rights of such unsecured obligations pursuant to applicable law), and (c) rank effectively senior in right of payment to unsecured obligations of each Subsidiary Pledgor to the extent of the Collateral charged by such Subsidiary Pledgor securing the Notes (subject to priority rights of such unsecured obligations pursuant to applicable law).

2.	Maturity.

(a)          Subject to the Holder’s right to convert the Principal in accordance with Section 4, on the Maturity Date, the Company shall pay to the Holder an amount in cash equal to (i) the Principal, plus (ii) all accrued and unpaid Interest in relation to such Principal. Upon receipt of such payment in full, the Holder shall surrender this Note to the Company (or provide to the Company such evidence of the loss, theft, destruction or mutilation of this Note as contemplated in Section 15(c)). The “Maturity Date” shall be [  ]1, 2018.

(b)          The Company may not prepay all or any part of the amounts outstanding under this Note at any time without the express written consent of the Holder.

3.	Interest; Interest Rate.

(a)	The Company shall pay interest (“Interest”) on any outstanding Principal at a rate equal to five percent (5%) per annum (the “Interest Rate”) from the Issuance Date until such Principal becomes due and payable in accordance with, and subject to, the terms of this Note.

1 Note: Fifth anniversary of the Issuance Date to be inserted.

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(b)	Interest on this Note shall be computed on the basis of a 360-day year, consisting of twelve 30-day months, and actual days elapsed and shall be payable semi-annually in arrears on [●] and [●] of each year with the first payment on [●] (each such date, an “Interest Payment Date”) in cash.

(c)	From and after the 30th day following the occurrence of an Event of Default (except in the case of an Event of Default under Sections 5(a)(iii), 5(a)(v), 5(a)(vi) and 5(a)(vii) in which case the foregoing 30-day grace period shall not apply), the Interest Rate shall be increased to thirteen point twenty-five percent (13.25%) per annum (the “Default Rate”). If such Event of Default is thereafter subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective in respect of Interest payable after the date of such cure.

(d)	When any outstanding Principal amount is converted into Shares in accordance with Section 4, all accrued and unpaid Interest in relation to such Principal amount (that is being converted) shall be due and payable by the Company to the Holder on the relevant Share Delivery Date. If such Interest is not paid by the Company on the Share Delivery Date, then such unpaid Interest shall be deemed as a debt due by the Company to the Holder which shall be payable on demand and which will bear interest at the Default Rate from the date such Interest was due and payable to the date when such Interest is paid in full together with interest thereon to the Holder.

4.	Conversion. This Note shall be convertible into the Company’s Shares on the terms and conditions set forth in this Section 4.

(a)	Conversion Right. At any time or times on or after the Issuance Date until the Maturity Date, the Holder shall be entitled to convert the Principal of this Note, or any portion of the Principal which is an integral multiple of US$100,000, into fully paid, validly issued and non- assessable Shares in accordance with Sections 4(b) and 4(c). The Company shall not issue any fraction of a Share upon any conversion. If the issuance would result in the issuance of a fraction of a Share, the Company shall round such fraction up to the nearest whole Share. The Company shall pay any and all transfer taxes and fees that may be payable with respect to the issuance and delivery of the Shares upon conversion of any Principal amount.

(b)	Conversion into Shares.

(i)          The number of Shares issuable upon conversion of any Principal amount being converted pursuant to this Note shall be determined by dividing (x) such Principal amount being converted by (y) the then applicable Conversion Price.

(ii)         “Conversion Price” means US$3.00 per Share subject to adjustment as provided herein.

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(c)	Conversion Mechanics.

(i) To convert any Principal amount into Shares on any date (a “Conversion Date”), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., Beijing time on such date, a copy of a fully executed and completed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”), to the Company, and (B) surrender to a common carrier for delivery to the Company as soon as practicable following such Conversion Date (but in no event later than two (2) Business Days after the Conversion Date), the original certificate or certificates representing this Note (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 15(c)) (the “Converted Certificates”) and the originally executed Conversion Notice.

(ii)	Upon receipt by the Company of a facsimile copy of a Conversion Notice, the Company shall immediately send, via facsimile, a confirmation of receipt of such Conversion Notice to the Holder in the form attached hereto as Exhibit II. Upon receipt by the Company of an originally executed Conversion Notice, the Company shall, as soon as practicable and in no event later than seven (7) Business Days following the date of receipt by the Company of the originally executed Conversion Notice (so long as the applicable Converted Certificates are received by the Company on or before the seventh (7th) Business Day) (the “Share Delivery Date”), cause the Registrar to register the ownership of the number of Shares to which the Holder shall be entitled in the name of the Holder or its designee and to issue and deliver one or more physical Share certificates representing such Shares to such Holder or its designee.

(iii)	Company’s Failure to Timely Convert.

(A)      If the Holder shall have provided proper notice to the Company pursuant to Section 4(c)(i) and the Company fails to issue a certificate to the Holder for the number of Shares to which such Holder is entitled upon conversion on or prior to the Share Delivery Date (a “Conversion Failure”), then

(x)      the Company shall pay damages to the Holder, for the Share Delivery Date and each subsequent day on which such Conversion Failure continues, an amount equal to one percent (1%) of the result of dividing the product of (I) the sum of the number of Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, times (II) the Closing Sale Price of the ADSs on the Share Delivery Date by (III) two (2) (or the then current number of Shares represented by one (1) ADS, if different), and

(y)      the Holder, upon written notice to the Company, may, at its discretion, void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice.

(B)      In lieu of (but not in addition to) the damages provide for in clause (A) above, if upon a Conversion Failure, the Holder, or any third party acting on behalf of the Holder or for the Holder’s account, purchases (in an open market transaction or otherwise) ADSs representing the number (but not more than the number) of Shares, the non-delivery of which resulted in such Conversion Failure (a “Conversion Failure Buy-In”), then the Company shall pay in cash to the Holder (for costs incurred either directly by the Holder or by a third party on behalf of the Holder) the amount by which the total purchase price paid for ADSs as a result of the Conversion Failure Buy-In (including brokerage commissions, if any) exceeds the aggregate Conversion Price for such number of Shares the non-delivery of which resulted in the Conversion Failure. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Conversion Failure Buy-In. Upon the Holder’s delivery of such written notice, the Conversion Notice shall be deemed withdrawn only with respect to such ADSs purchased by the Holder.

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(C)      In case of a Conversion Failure, the rights of the Holder pursuant to clauses (A) or (B) above shall be without prejudice to the Holder’s rights under Section 5(a)(ii) and shall be without prejudice to any other rights or remedies available to the Holder under this Note or under applicable laws in the event of a Conversion Failure.

(iv)	No Book-Entry. If the outstanding Principal of this Note is greater than the Principal amount being converted, then the Company shall as soon as practicable and in no event later than five (5) Business Days following the Share Delivery Date and at its own expense, issue and deliver to the converting Holder a new Note (in accordance with Section 15) representing the outstanding Principal amount not converted. The Person or Persons entitled to receive the Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Shares on the Share Delivery Date.

(v)	Registration of Shares. The Company covenants that all Shares issuable upon conversion of the Notes shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable and, in the case of Conversion Shares issued pursuant to any Conversion Notice delivered on or after the effective date of the Shelf Registration Statement (as defined in the Registration Rights Agreement), shall be registered for public resale in accordance with the Registration Rights Agreement.

5.	Rights Upon Events of Default.

(a)      Events of Default. Each of the following events shall constitute an “Event of Default”:

(i)      the suspension from trading or failure of the ADSs to be listed on the Principal Market or on any other Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of thirty (30) Trading Days in any 365-day period, except where such suspension or failure of the ADSs to be listed is due to a technological problem with the Principal Market or the relevant Eligible Market, as the case may be or where such suspensions were generally applicable and affected all issuers with a class of securities listed on such Eligible Market;

(ii)	the Company’s (A) failure to cure a Conversion Failure by delivery of the required number of Shares within ten (10) Trading Days after the applicable Share Delivery Date or (B) notice, written or oral, to the Holder, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Shares that is tendered in accordance with the provisions of the Notes;

(iii)	the Company’s failure to pay to the Holder any amount of Principal when and as due under this Note (including, without limitation, the Company’s failure to pay any redemption payments or amounts hereunder) or Interest when and as due under this Note and such failure to pay Interest continues for a period of 30 consecutive days;

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(iv)	an event of default under, or acceleration following default prior to maturity of, any amount of Indebtedness of the Company and its Subsidiaries issued pursuant to the Senior Note Indenture Terms or any other Indebtedness of the Company and its Subsidiaries in excess of US$10,000,000 or its foreign currency equivalent at the time (excluding any amounts of Indebtedness pursuant to the Notes) becomes (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any default;

(v)	the Company or any of its Subsidiaries (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect (including, without limitation, any scheme of arrangement), or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Subsidiary or (C) effects any general assignment for the benefit of creditors;

(vi)	an involuntary case or other proceeding is commenced against the Company or any Subsidiary with respect to it or its debts under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Subsidiary or for any substantial part of the property and assets of the Company or any Subsidiary and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 consecutive days; or an order for relief is entered against the Company or any Subsidiary under any applicable bankruptcy, insolvency or other similar law as now or hereafter in effect;

(vii)	except as otherwise set forth in this section 5(a), the Company breaches any covenant or other term or condition of this Note, except, in the case of a breach of a covenant (other than a breach of any of the covenants in Section 12 (Financial Covenants)), term or condition which can be remedied, only if such breach is not remedied within thirty (30) days of the earlier of (x) the Company becoming aware of its occurrence, or (y) written notice to the Company from the Holders specifying such breach and demanding that it be remedied;

(viii)	failure to comply with Section 12;

(ix)	a final judgment or judgments for the payment of money aggregating in excess of US$10,000,000 (in excess of amounts which the Company’s insurance carriers have unconditionally agreed to pay under applicable policies) are rendered against the Company or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, vacated, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay;

(x)	the Notes shall be (A) be illegal or unenforceable in any material respect or (B) terminated prior to its scheduled termination date, and such condition continues for five (5) consecutive Trading Days;

(xi)	any material breach by the Company or any of the Guarantors of any other Transaction Document to which it is a party, which breach, if capable of being remedied, has not been remedied for 30 days after the earlier of (x) the date on which the Company became aware of such breach, or (y) written notice being given to the Company by the Holder specifying the breach, and demanding that it be remedied;

(xii)	any Guarantor denies or disaffirms its obligations under its Guarantee or, except as permitted by the Notes, any Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect;
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(xiii)	any default by the Company or any Subsidiary Pledgor in the performance of any of its obligations under the Security Documents or the Notes, which adversely affects the enforceability, validity, perfection or priority of the applicable Lien on the Collateral or which adversely affects the condition or value of the Collateral, taken as a whole, in any material respect;

(xiv)	the Company or any Subsidiary Pledgor denies or disaffirms its obligations under any Security Document or, other than in accordance with the Senior Note Indenture Terms and the Security Documents, any Security Document ceases to be or is not in full force and effect or the Shared Security Agent ceases to have a first priority Lien on the Collateral (subject to any Permitted Liens);

(xv)	the delisting of the ADSs on the Principal Market; or

(xvi)	at any time when any Note remains outstanding, the Company does not have a sufficient number of authorized and unreserved Shares to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of Shares equal to the Required Reserve Amount (“Authorized Share Failure”).

(b)      Default Notice. Upon the Company or any Subsidiary becoming aware of the occurrence of an Event of Default with respect to this Note or any other Notes, the Company shall immediately deliver a written notice thereof via facsimile, overnight courier or e-mail transmission to the Holder (a “Default Notice”).

(c)      Remedies. If any Event of Default occurs and is continuing, the Required Holders may declare this Note and the other Notes immediately due and payable by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company. The Principal shall be redeemed by the Company at a price (the “Event of Default Redemption Price”) equal to the greater of (i) the amount equal to (A)(1) the Principal, multiplied by (2) 150% plus (B) all accrued and unpaid Interest in relation to the Principal and (ii) the amount equal to (A)(1) the Principal, divided by (2) two times the Conversion Price, multiplied by (3) the Closing Sale Price, plus (B) all accrued and unpaid Interest in relation to the Principal.

6.	Rights Upon Issuance of Cash Dividends and Other Corporate Events.

(a)      Cash Dividend.

(i)      In case the Company shall, by dividend or otherwise, distribute to all holders of Shares or ADSs cash that is an Extraordinary Cash Dividend then, in such case, the Conversion Price shall be adjusted (with such adjustment to be effective on the record date for the determination of shareholders entitled to receive such distribution) so that the Conversion Price shall be reduced to a price determined by multiplying the Conversion Price in effect immediately prior to such record date by a fraction of which:

(A)      the numerator shall be the volume-weighted average price per ADS or Share for the period of 20 consecutive Trading Days ending on and including the last Trading Date proceeding the date on which the Extraordinary Cash Dividend was publicly announced (the “Current Market Price”) less the amount of cash so distributed (excluding cash that is not an Extraordinary Cash Dividend) applicable to one ADS or one Share; and

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(B)      the denominator shall be such Current Market Price per ADS or Share on such date.

(ii)	If such dividend or distribution is not so paid or made, the Conversion Price shall again be adjusted to be the Conversion Price which would then be in effect if such dividend or distribution had not been approved. If any adjustment is required to be made as set forth in this subsection (ii) as a result of a distribution that is a cash dividend, such adjustment shall be based upon the amount by which such distribution exceeds the amount of the cash dividend permitted to be excluded pursuant to clause (a)(i)(A) this Section 6.

(iii)	“Extraordinary Cash Dividend” means (i) any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company or (ii) any cash dividend on ADSs or Shares to the extent that the amount of all cash distributions per ADS or Share in any year exceeds 10% of the Current Market Price per ADS or Share as determined as of the date on which the Board recommends such dividend.

(b)      Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of ADSs or Shares are entitled to receive securities or other assets with respect to or in exchange for ADSs or Shares (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder shall thereafter have the right to receive upon the conversion of this Note, in lieu of Shares or other assets otherwise receivable upon such conversion, such securities or other assets to which the Holder would have been entitled had such Shares been held by the Holder immediately prior to the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note).

7.	Rights Upon Issuance of Other Securities.

(a)      Adjustments of Conversion Price upon Stock Splits and Combinations and ADS Ratio Changes.

(i)      If the Company shall at any time or from time to time after the Issuance Date effect a stock split of the outstanding Shares, the Conversion Price shall be proportionately decreased. For example, a 2:1 stock split shall result in a decrease in the Conversion Price by one half, taking into account all prior adjustments made thereto under this Section 7. If the Company shall at any time or from time to time after the Issuance Date combine the outstanding Shares, the Conversion Price shall be proportionately increased. For example, a 1:2 combination shall result in an increase in the Conversion Price by a multiple of 2, taking into account all prior adjustments made thereto under this Section 7.

(ii)      Any adjustments under this Section 7(a) shall be effective at the close of business on the date the stock split or combination becomes effective.

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(b)      Adjustments for Dividends and Distributions of Shares. If the Company shall at any time or from time to time after the Issuance Date make or issue or set a record date for the determination of holders of Shares entitled to receive a dividend or distribution payable in Shares, then the Conversion Price shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(i)      the numerator of which shall be the total number of Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(ii)      the denominator of which shall be the total number of Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, as the case may be, plus the number of Shares issuable in payment of such dividend or distribution.

(c)      Adjustments for Dilutive Issuances.

(i)      For the purposes of this Section 7(c), the following terms shall have the following definitions.

“Convertible Securities” means any evidences of Indebtedness, capital stock (other than Shares) or other securities directly or indirectly convertible into or exchangeable for Shares.

“New Securities” means all Shares (directly or the form of ADSs), Options or Convertible Securities issued by the Company after the Issuance Date, other than: (i) any issuance of Shares upon the conversion of the Notes; (ii) any issuance of Shares (directly or in the form of ADSs), Options or Convertible Securities in an aggregate amount of no more than 20 million underlying Shares pursuant to Options granted under the Company’s existing equity incentive plans and any future equity incentive plans, and (iii) any issuance of Shares pursuant to the exercise or exchange of Options granted as of June 30, 2013 under any existing equity incentive plan of the Company that have been fully disclosed to the Holders as of the Issuance Date.

“Options” means rights, options or warrants to subscribe for, purchase or otherwise acquire Shares or Convertible Securities.

(ii)      Adjustment of Conversion Price upon Issuance of New Securities. In the event of an issuance of New Securities for a consideration per Share (as adjusted by the then applicable ADS-to-Share ratio if the consideration per Share for the issuance of New Securities is expressed as an amount per ADS) received by the Company less than the Conversion Price in effect immediately prior to such issue, then and in such event, such Conversion Price shall be reduced, concurrently with such issue, to a price determined as set forth below:

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NCP = OCP * (OS + (NP/OCP))/(OS + NS)

WHERE:

(A)	NCP = the new Conversion Price,

(B)	OCP = the Conversion Price in effect immediately before the issuance of the New Securities,

(C)	OS = the total outstanding Shares immediately before the issuance of the New Securities,

(D)	NP = the total consideration received for the issuance or sale of the New Securities, and

(E)	NS = the number of New Securities issued or sold or deemed issued or sold.

(iii)      Deemed Issuance of New Securities. In the event the Company at any time or from time to time after the Issuance Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any series of securities entitled to receive any such Options or Convertible Securities, then the maximum number of Shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities or the exercise of such Options, shall be deemed to be New Securities issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that New Securities shall not be deemed to have been issued unless the consideration per Share (determined pursuant to 7(c)(iv) hereof and adjusted by the then applicable ADS-to-Share ratio if the consideration per Share for the issuance of New Securities is expressed as an amount per ADS) of such New Securities would be less than the Conversion Price, as provided for by Section 7(c)(ii), in effect on the date of and immediately prior to such issue or record date, as the case may be, and provided further that in any such case in which New Securities are deemed to be issued:

(A)      no further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or Shares upon the exercise of such Options or conversion or exchange of such Convertible Securities or upon the subsequent issue of Options for Convertible Securities or Shares;

(B)      if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Company, or change in the number of Shares issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such change becoming effective, be recomputed to reflect such change insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(C)       no readjustment pursuant to Section 7(c)(iii)(B) shall have the effect of increasing the Conversion Price then in effect (as adjusted for any share dividends, combinations, reclassifications or splits with respect to such Shares and the like); and

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(D)      upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities that shall not have been exercised, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(1)	in the case of Convertible Securities or Options for Shares, the only New Securities issued were the Shares, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities, and the consideration received therefor was the consideration actually received by the Company for the issue of such exercised Options plus the consideration actually received by the Company upon such exercise or for the issue of all such Convertible Securities that were actually converted or exchanged, plus the additional consideration, if any, actually received by the Company upon such conversion or exchange;

(2)	in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Company for the New Securities deemed to have been then issued was the consideration actually received by the Company for the issue of such exercised Options, plus the consideration deemed to have been received by the Company (determined pursuant to Section 7(c)(iv)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(3)	if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this Section 7(c)(iii) as of the actual date of their issuance.

(iv)	Determination of Consideration. Subject to applicable laws, for purposes of this Section 7(c), the consideration received by the Company for the issuance of any New Securities shall be computed as follows:

(A)      Cash and Property. Such consideration shall:

(1)	insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company excluding amounts paid or payable for accrued interest or accrued dividends and excluding any discounts, commissions or placement fees payable by the Company to any underwriter or placement agent in connection with the issuance of any New Securities;

(2)	insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board and agreed to by the Holder; and
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(3)	in the event New Securities are issued together with other Shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as reasonably determined in good faith by the Board and agreed to by the Holder.

(B)      Options and Convertible Securities. The consideration per Share received by the Company for New Securities deemed to have been issued pursuant to Section 7(c)(iii) hereof, relating to Options and Convertible Securities, shall be determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities (determined in the manner described in Section 7(c)(iv)(A) above), plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by (ii) the maximum number of Shares (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(d)      Other Events. In the event that the Company (or any Subsidiary) takes any action to which the provisions hereof are not strictly applicable or if any event occurs of the type contemplated by the provisions of Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), which has the direct or indirect effect of adversely affecting the Holder’s proportionate interest in the equity of the Company, then, to the extent that the Holder’s proportionate interest in the equity of the Company is so adversely affected thereby, an appropriate adjustment in the Conversion Price shall be made so as to protect the rights of the Holder under this Note.

(e)      Successive Adjustments; Multiple Adjustments. After an adjustment is made to the Conversion Price under Section 7, any subsequent event requiring an adjustment under Section 7 shall cause an adjustment to such Conversion Price, as so adjusted.

(f)      Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Conversion Price, or the number of Shares issuable upon conversion of this Note, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and deliver to the Holder a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon written request of the Holder at any time, deliver to the Holder a like certificate setting forth such adjustments and readjustments, the Conversion Price in effect at the time, and the number of Shares and the amount, if any, of other securities or property which at the time would be received upon the conversion of this Note.

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(g)      No De Minimis Adjustment. Adjustments to the applicable Conversion Price under this Section 7 shall be calculated to the nearest 1/1,000th. No adjustment in the Conversion Price shall be required unless the adjustment would result in a change in the Conversion Price of at least 1.0%; provided that any adjustment which by reason of this Section 7(g) is not required to be made shall be carried forward and taken into account in determining any subsequent adjustment and in connection with any conversion of this Note. Notwithstanding the foregoing, upon any conversion of this Note (solely with respect to the Principal to be converted), the Company shall give effect to all adjustments that have otherwise been deferred pursuant to this Section 7(g).

8.	Avoidance of Obligations. Save as required by law, the Company shall not, by amendment of its Charter Documents or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action (including entering into any agreement which would limit or restrict the Company’s ability to perform under this Note), avoid or seek to avoid the observance or performance of any of the terms of this Note, and shall at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder under this Note.

9.	Reservation of Authorized Shares.

(a)      Reservation. The Company shall initially reserve out of its authorized and unissued share capital a number of Shares for each of the Notes equal to one hundred twenty-five percent (125%) of the number of Shares as shall be necessary to effect the conversion of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued share capital, solely for the purpose of effecting the conversion of the Notes, one hundred twenty-five percent (125%) of the number of Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding, free from any Lien; provided that at no time shall the number of Shares so reserved be less than the number of Shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the “Required Reserve Amount”). The initial number of Shares reserved for conversions of the Notes and each increase in the number of Shares so reserved shall be allocated pro rata among the Holders based on the Principal held by each of the Holders (the “Authorized Share Allocation”). In the event that the Holder shall sell or otherwise transfer any of the Holder’s Notes, each transferee shall be allocated a pro rata portion of the Holder’s Authorized Share Allocation. Any Shares reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining Holders, pro rata based on the principal amount of the Notes then held by such holders.

(b)      Insufficient Authorized Shares. If at any time when any Note remains outstanding, an Authorized Share Failure occurs, then the Company shall immediately take all action necessary to increase the Company’s authorized share capital to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, if required pursuant to the Charter Documents or applicable law, as soon as practicable after the date of an Authorized Share Failure, but in no event later than forty-five (45) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its holders of Shares for the approval of an increase in the share capital. In connection with such meeting, the Company shall provide each holder of Shares with a proxy statement and shall use its best efforts to solicit such holders’ approval of such increase in authorized share capital and to cause the Board to recommend to the holders of Shares that they approve such proposal.

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10.	General Covenants.

(a)      SEC Filings; Financial Statements and Reports.

(i)      The Company shall (i) timely file with the SEC, within the time periods specified in the SEC’s rules and regulations, including Rule 12b-25 and Rule 405(a)(2) of Regulation S-T, all financial information and other reports required to be filed with the SEC, and any other information required to be filed with the SEC, (ii) not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination, and (iii) deliver to the Holders (A) copies of all such filings with the SEC within two (2) Business Days after the filing thereof with the SEC and (B) facsimile copies and overnight courier of all press releases issued by the Company or any Subsidiary on the same day as the release thereof, in each case, unless the foregoing are filed with the SEC through EDGAR or posted on the Company’s website and are immediately available to the public through EDGAR or on the Company’s website.

(ii)      Unless the Company has filed the financial information listed below with the SEC or the Principal Market and complied with paragraph (i) above, the Company will provide to the Holders:

(A)      as soon as practicable, but in any event within 90 calendar days after the end of the fiscal year of the Company, copies of its financial statements (on a consolidated basis and in the English language) in respect of such financial year (including a statement of income, balance sheet and cash flow statement) prepared in accordance with GAAP and audited by one of the “Big Four” accounting firms -;

(B)      as soon as practicable, but in any event within 45 calendar days after the end of the second fiscal quarter of the Company, copies of its financial statements (on a consolidated basis and in the English language) in respect of such half-year period (including a statement of income, balance sheet and cash flow statement) prepared in accordance with GAAP and reviewed by one of the “Big Four” accounting firms; and

(C)      as soon as practicable, but in any event within 45 calendar days after the end of each of the first and third fiscal quarters of the Company, copies of its unaudited financial statements (on a consolidated basis and in the English language), including a statement of income, balance sheet and cash flow statement prepared in accordance with GAAP, and prepared on a basis consistent with the audited financial statements of the Company together with a certificate signed by the person then authorized to sign financial statements on behalf of the Company to the effect that such financial statements are true in all material respects and present fairly the financial position of the Company as at the end of, and the results of its operations for, the relevant quarterly period;

provided, that the foregoing obligations in this clause (a)(ii) shall not apply if the Company is subject to or voluntarily complying with the periodic reporting requirements of Section 13(a) of the Exchange Act and also continues to publicly release condensed consolidated financial statements prepared in accordance with US GAAP and reviewed by one of the “Big 4” accounting firms on a quarterly basis in a manner substantially consistent with past practice.

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(b)      Corporate Existence. The Company shall, and shall cause each of its Subsidiaries to, maintain its corporate existence, excluding creations of and mergers among Subsidiaries of the Company and excluding non-operating Subsidiaries that do not have any assets.

(c)      Compliance with Laws.

(i)      The Company shall, and shall cause each of its Subsidiaries to, (A) comply with all applicable laws, ordinances, rules, regulations and requirements of any governmental authorities, including, without limitation, the requirements of (1) the Sarbanes-Oxley Act of 2002, as amended, applicable to it and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective and (2) all applicable provisions of the sanction programs administered by the Office of the Foreign Assets Control of the United States Treasury Department, and (B) obtain, possess and maintain in full force and effect all certificates, consents, rights, authorizations, licenses and permits issued by each governmental authority necessary to conduct its business and preserve and maintain good and valid title to its properties and assets (including, without limitation, land-use rights) free and clear of any Liens (other than Permitted Liens), in each case except to the extent the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(ii)      Neither the Company nor any of its Subsidiaries shall take any action or omit to take any action that would or would reasonably be expected to lead to, or otherwise cause or allow to occur, any event or occurrence that, if such event or occurrence occurred prior to or at the Closing (as defined in the Purchase Agreement), would constitute a breach of, or require disclosure against, the representations contained in Section 4.30(a) and 4.30(i) of the Purchase Agreement.

(iii)      The Company shall, and shall cause each of its Subsidiaries to, maintain its books and records in a manner that, in reasonable detail, accurately and fairly reflects the transactions and disposition of their assets.

(iv)      The Company shall adopt and implement, within 60 days of the Issuance Date, a Company-wide anti-bribery and anti-corruption policy and training program, the general scope of which shall be reasonably satisfactory to the Required Holders. The Company shall also maintain effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of Anti-Corruption Laws will be prevented, detected, and deterred.

(d)      Antitrust. If an Antitrust Law filing directly relating to the investment Holder has made pursuant to the Transaction Documents is required by law in any jurisdiction prior to the conversion of this Note, the Company shall cooperate with Holder to timely make such filing and use commercially reasonable efforts to take, or cause to be taken, such steps as may be required to obtain any required government approval under or the expiration of any applicable waiting period under such law, including employing such resources and/or agreeing to such commercially reasonable conditions as are necessary to obtain each such approval.

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(e)       Maintenance of Assets; Insurance. The Company shall, and shall cause each of its Subsidiaries to, (i) maintain its assets in good working order and condition, ordinary wear and tear excepted; and (ii) maintain with financially sound and reputable insurance companies, insurance on all of its insurable assets in at least such amounts and against at least such risks as are usually insured against in the same general area by companies of established repute engaged in the same or a similar business in the markets where the Company conducts its business.

(f)      Payment of Taxes. The Company shall, and shall cause each of its Subsidiaries to, pay and discharge, before the same shall become delinquent, all material taxes, assessments and other material governmental charges or levies imposed upon them or any of their properties or assets or in respect of their businesses or incomes except for those being contested in good faith by proper proceedings diligently conducted and against which adequate reserves, in accordance with US GAAP, have been established.

(g)      Form F-6 Eligibility and “Blue Sky”. The Company covenants that it shall ensure that it maintains the effectiveness of its registration statement on Form F-6 for registration of the issuance of ADSs upon the deposit of Shares with the ADS Depositary in accordance with the Deposit Agreement in an amount sufficient to represent the Conversion Shares. All Shares issued upon conversion of the Notes shall represent newly issued shares or shares held in treasury by the Company, shall have been duly authorized and validly issued and shall be fully paid and nonassessable, and shall be free from preemptive rights and free of any Lien or adverse claim. The Company shall make all filings and reports relating to the offer and sale of the Conversion Shares by the Company required under applicable foreign or U.S. securities or “blue sky” laws (or to obtain an exemption from such requirements), provided, however, that the Company shall not be required to (i) qualify generally to do business as a foreign entity in any jurisdiction where it would not otherwise be required to qualify but for this Section 10(g), or (ii) consent to general service of process in any such jurisdiction.

(h)      Listing.

(i)      The Company covenants that it shall maintain the ADSs’ authorization for listing on the Principal Market. The Company shall not, and shall cause its Subsidiaries not to, do or take any action which would be reasonably expected to result in the delisting or suspension from trading of the ADSs on the Principal Market.

(ii)      If the Company applies to have its ADSs traded on any trading market other than the Principal Market, the Company shall include in such application all of the Shares being sold hereunder and all of the Shares issuable upon conversion of the Notes, and will take such other action as is necessary to cause all of such Shares to be listed or quoted on such other trading market as promptly as possible. The Company shall then take all action reasonably necessary to continue the listing and trading of such Shares on such trading market and will comply in all respects with the Company’s reporting, filing and other obligations in connection therewith.

(i)      Pledge of Securities. The Company acknowledges and agrees that the Notes and the Conversion Shares may be pledged or charged by the Holder in connection with a bona fide margin agreement or other loan or financing arrangement. The pledge of the Notes and charge of the Conversion Shares shall not be deemed to be a transfer, sale or assignment of such securities hereunder, and by effecting such a pledge or charge the Holder shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Note. The Company hereby agrees to execute and deliver such documentation as a pledgee or chargee may reasonably request in connection with such a pledge or charge by the Holder.

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(j)      Books, Records and Internal Controls.

(i)      The Company shall, and shall cause each Subsidiary to, (A) make and keep books, records and accounts which, in reasonable detail, accurately and fairly (x) reflect their transactions and dispositions of assets and (y) present their financial instruments and Equity Securities; and (B) prepare its financial statements and disclosure documents accurately, in accordance with US GAAP and ensure the completeness and timeliness of such financial statements and disclosure documents.

(ii)      The Company shall, and shall cause each Subsidiary to, devise and maintain a system of internal accounting controls sufficient to provide reasonable assurance that:

(A)      transactions are executed and access to assets is permitted only in accordance with management’s general or specific authorization;

(B)      transactions are recorded as necessary to permit preparation of periodic financial statements and to maintain accountability for assets;

(C)       the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and

(D)      any transaction by and between the Company, its Subsidiaries and any Related Party is properly monitored, recorded and disclosed.

(iii)      The Company shall, and shall cause each Subsidiary to, install and have in operation an accounting and control system, management information system and books of account and other records, which together shall adequately give a fair and true view of the financial condition of the Company and its Subsidiaries and the results of its operations in conformity with US GAAP.

(k)      Use of Proceeds; Cash Utilization. The Company shall cause the proceeds from the issuance of the Notes to be (i) used to acquire or develop real estate in the U.S. or PRC, (ii) used to acquire Shares (including Shares acquired by means of acquisitions of ADSs and the surrender of such ADSs to the ADS Depositary against delivery of deposited Shares) pursuant to a Share buyback plan approved by the Board, (iii) contributed or lent to one or more of the Company’s Subsidiaries formed under the laws of the PRC, (iv) used to repay any Indebtedness of the Company or its Subsidiaries, (v) used for other general corporate purposes, or (vi) pending the application of proceeds pursuant to clauses (i), (ii), (iii), (iv) or (v) above, invested in Temporary Cash Investments.

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(l)      Engage Qualified Auditing Firms. The Company shall maintain the appointment of any one of the “Big Four” accounting firms as auditor of the Company and its Subsidiaries to audit the Company’s consolidated annual financial statement in accordance with Regulation S-X, the Public Company Accounting Oversight Board ("PCAOB") standards, any other applicable SEC rules or generally accepted auditing standards. The Company shall also engage its auditor to perform quarterly procedures on its unaudited interim financial information using standards consistent with those established by the PCAOB.

(m)      Affiliate Transaction.

(i)      The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with (x) any holder (or any Affiliate of such holder) of 10.0% or more of any class of Capital Stock of the Company or (y) any Affiliate of the Company (each an “Affiliate Transaction”), unless:

(A)      the Affiliate Transaction is on fair and reasonable terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or the relevant Restricted Subsidiary with a Person that is not an Affiliate of the Company; and

(B)      the Company delivers to the Holders:

(1)	respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$5.0 million (or the Dollar Equivalent thereof), a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and such Affiliate Transaction has been approved by a majority of the disinterested members of the Board; and

(2)	respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$10.0 million (or the Dollar Equivalent thereof), in addition to the Board Resolution required in Section 10(m)(i)(B)(1) above, an opinion as to the fairness to the Company or such Restricted Subsidiary of the relevant Affiliate Transaction from a financial point of view or confirming that the terms of such Affiliate Transaction are no less favorable to the Company or the relevant Restricted Subsidiary than terms available to (or from, as applicable) a Person that is not an Affiliate of the Company or a Restricted Subsidiary issued by an accounting, appraisal or investment banking firm of recognized international standing.

(ii)      The limitation set forth in Section 10(m)(i) above does not limit, and shall not apply to:

(A)      the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company;

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(B)      transactions between or among the Company and any of its Wholly Owned Restricted Subsidiaries or between or among Wholly Owned Restricted Subsidiaries;

(C)      any Restricted Payment of the type described in clauses (i) or (ii)      of the definition of “Restricted Payment” if permitted by that Section 10(x);

(D)      any sale of Capital Stock (other than Disqualified Stock) of the Company;

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(E)      any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock, restricted stock plans, long-term incentive plans, share award schemes, stock appreciation rights plans, participation plans or similar employee plans and/or indemnity provided on behalf of employees, officers and directors of the Company or any Restricted Subsidiary, so long as such plan or scheme is in compliance with the listing rules of the New York Stock Exchange; and

(F)      any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries with directors, officers, employees and consultants in the ordinary course of business and the payment of compensation pursuant thereto.

In addition, the requirements of Section 10(m)(i)(B) above shall not apply to

(A)      Investments (other than Permitted Investments) not prohibited by Section 10(x),

(B)      transactions pursuant to agreements in effect on the Issuance Date and described in the offering circular of the Company dated April 25, 2013, or any amendment or modification or replacement thereof, so long as such amendment, modification or replacement is not more disadvantageous to the Company and its Restricted Subsidiaries than the original agreement in effect on the Issuance Date and (C) any transaction between or among the Company (or any Wholly Owned Restricted Subsidiary) and any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary or between or among Restricted Subsidiaries that are not Wholly Owned Restricted Subsidiaries; provided that in the case of clause (C), (1) such transaction is entered into in the ordinary course of business and (2) none of the minority shareholders or minority partners of or in such Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary is a Person described in clauses (x) or

(y)      of Section 10(m)(i) above (other than by reason of such minority shareholder or minority partner being an officer or director of such Restricted Subsidiary).

(n)      Asset Sale.

(i)      The Company shall not, and shall cause its Subsidiaries not to, consummate any Asset Sale unless either:

(A)      no Event of Default shall have occurred and be continuing or would occur as a result of such Asset Sale;

(B)      the consideration received by the Company or such Subsidiary, as the case may be, is at least equal to the Fair Market Value of the assets sold or disposed of;

(C)      in the case of an Asset Sale that constitutes an Asset Disposition, the Company could Incur, at the time of and after giving pro forma effect to such Asset Disposition, at least $1.00 of Indebtedness under Section 10(x); and

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(D)      at least 75% of the consideration received consists of cash, Temporary Cash Investments or Replacement Assets; provided that in the case of an Asset Sale in which the Company or such Subsidiary receives Replacement Assets involving aggregate consideration in excess of US$10.0 million (or the Dollar Equivalent thereof), the Company shall deliver to the Holders an opinion as to the fairness to the Company or such Subsidiary of such Asset Sale from a financial point of view issued by an accounting, appraisal or investment banking firm of recognized international standing; or

provided, however that, for purposes of clause (D), each of the following will be deemed to be cash:

(1)	any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or the Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assumption, assignment, novation or similar agreement that releases the Company or such Subsidiary from further liability; and

(2)	any securities, notes or other obligations received by the Company or any Subsidiary from such transferee that are promptly, but in any event within 30 days of closing, converted by the Company or such Subsidiary into cash, to the extent of the cash received in that conversion.

(ii)       Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Subsidiary, as the case may be) may apply such Net Cash Proceeds to:

(A)      permanently repay Senior Indebtedness of the Company or a Subsidiary (and, if such Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce permanently commitments with respect thereto) in each case owing to a Person other than the Company or a Subsidiary; or

(B)      acquire Replacement Assets.

(iii)       Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in clauses (ii)(A) and (ii)(B) of this clause (n) of Section 10 will constitute “Excess Proceeds.” Excess Proceeds of less than US$10.0 million (or the Dollar Equivalent thereof) will be carried forward and accumulated. When accumulated Excess Proceeds exceed US$10.0 million (or the Dollar Equivalent thereof), within 10 days thereof, the Company must make an Offer to Purchase Notes having a principal amount equal to:

(A)      accumulated Excess Proceeds, multiplied by

(B)      a fraction (x) the numerator of which is equal to the outstanding principal amount of the Notes and (y) the denominator of which is equal to the outstanding principal amount of the Notes and all Senior Note Indenture Indebtedness similarly required to be repaid, redeemed or tendered for in connection with the Asset Sale, rounded down to the nearest US$1,000.

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(iv)      The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash.

(v)      If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by this Note. If the aggregate principal amount of Notes (and any other Senior Note Indenture Indebtedness) tendered into (or required to be prepaid or redeemed in connection with) such Offer to Purchase exceeds the amount of Excess Proceeds available for repurchase of the Notes, the Notes will be purchased on a pro rata basis based on the principal amount of Notes tendered (or required to be prepaid or redeemed). Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

(o)      Equity Incentive Plan. Neither the Company nor any of its Subsidiaries shall, except as required by applicable Law, establish, adopt, amend to increase the number of Shares issuable under the plan, or enter into any equity incentive plan of the Company or its Subsidiaries, provided that the Company may establish or adopt an equity incentive plan, which, together with the existing equity incentive plans, covers no more than 20 million Shares (excluding Shares issuable pursuant to Options granted under any existing equity incentive plan of the Company as of June 30, 2013).

(p)      Repurchase of Notes Upon Certain Events. Not later than 30 days following a Change of Control or Fundamental Transaction, the Company will make an Offer to Purchase all outstanding Notes (a “Change of Control Offer”) at a purchase price equal to one hundred fifty percent (150%) of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the Offer to Purchase Payment Date. The Company will timely repay all Indebtedness or obtain consents as necessary under, or terminate agreements or instruments that would otherwise prohibit a Change of Control Offer required to be made pursuant to this Section 10(p). Notwithstanding the foregoing in this Section 10(p), the Company will not be required to make a Change of Control Offer following a Change of Control or Fundamental Transaction if a third party makes the Change of Control Offer in the same manner, at the same times and otherwise in compliance with the requirements set forth in this Note applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

(q)      Charter Documents. The Company shall not, and shall cause its Subsidiaries not to, amend, alter, waive or repeal any provision of its certificate of incorporation, memorandum and articles of association or any other of its organizational or constitutional documents in a way that is materially adverse to the interests of the holders of the Notes without the prior written consent of the Required Holders.

(r)      Scope of Business. The Company shall not, and shall cause its Subsidiaries not to, materially change the scope of the principal business of the Company and its Subsidiaries from that carried on as at the date of this Note; or enter into any business other than such principal business that will materially and adversely affect the ability of the Company or any of its Subsidiaries to carry out the Secured Obligations.

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(s)      Information.

(i)      The Company shall, and shall cause its Subsidiaries to, upon the Company’s receipt of reasonable prior notice, provide to the Holders financial or other information (including non-public information) regarding the business and operation of the Company and its Subsidiaries, including any information or statements as may be reasonably necessary for the Holders (or any of their direct or indirect owners) to file any tax return or other filings required by law. With the prior written consent of the Company which shall not be unreasonably delayed, conditioned or withheld, and at such times as may be agreed in advance with the Company, a representative of the Holder may, during normal office hours, (A) visit and inspect any of the sites and premises where the business of the Company or any Subsidiary is conducted and (B) have reasonable access to those officers, employees, agents, accountants, auditors, contractors and subcontractors of the Company or any Subsidiary who have or may have knowledge of matters with respect to which the Holder reasonably seeks information.

(ii)      Each of the Holder and the Company will hold, and will cause its respective Affiliates and their directors, officers, employees, agents, consultants and advisors to hold, in strict confidence, unless disclosure to a regulatory authority is necessary or appropriate in connection with any necessary regulatory approval or unless disclosure is required by judicial or administrative process or, in the written opinion of its counsel, by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the Company and its Subsidiaries, on the one hand, or the Holder and its Affiliates, on the other hand, furnished or available to it pursuant to this Note (except to the extent that such information can be shown to have been (a) previously known by such Person on a non- confidential basis, (b) in the public domain through no fault of such Person or (c) later lawfully acquired from other sources on a non-confidential basis by the Person to which it was furnished or available), and neither the Holder nor the Company shall release or disclose such Information to any other Person, except its auditors, attorneys, financial advisors, other consultants and advisors.

(iii)      So long as any of the Notes remains outstanding, the Company will provide to the Holders within one hundred twenty (120) calendar days after the end of each fiscal quarter of the Company, a certificate from an executive officer or director of the Company stating:

(A)      the applicable Fixed Charge Coverage Ratio as of the end of the most recent fiscal quarter, and showing in reasonable detail the calculation of such ratio, including the arithmetic computations of each component of such ratio; and

(B)      a review of the activities of Company and its Subsidiaries during the preceding fiscal year or half year (as applicable) has been made under the supervision of an officer of the Company with a view to determining whether an Event of Default has occurred or is continuing under this Agreement (or, if an Event of Default shall have occurred, describing all such Event of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).

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(t)      Bankruptcy. The Company shall not, and shall cause its Subsidiaries not to, (i) commence any case, proceeding or other action (A) under any bankruptcy, insolvency or similar law seeking to have an order of relief entered with respect to it or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or (B) seeking appointment of a receiver, trustee, custodian or other similar official for it or all or any substantial part of its property, (ii) make a general assignment for the benefit or its creditors or (iii) admit in writing its inability to generally pay its debts when they become due.

(u)      Payment Restrictions Affecting Subsidiaries.

(i)      Except as provided below, the Company shall not, and shall cause its Subsidiaries not to, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to:

(A)      pay dividends or make any other distributions on any Capital Stock of any Subsidiary of the Company or its Subsidiaries;

(B)      pay any Indebtedness or other obligation owed to the Company or any of its Subsidiaries;

(C)      make loans or advances to the Company or any of its Subsidiaries; or

(D)      sell, lease or transfer any of its property or assets to the Company or any of its Subsidiaries;

provided that, for the avoidance of doubt, the following shall not be deemed to constitute such an encumbrance or restriction: (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock; (2) the subordination of loans or advances made to the Company or any of its Subsidiaries to other Indebtedness Incurred by the Company or any of its Subsidiaries; and (3) the provisions contained in documentation governing Indebtedness requiring transactions between or among the Company and any of its Subsidiaries or between or among any Subsidiaries of the Company to be on fair and reasonable terms or on an arm’s length basis.

(ii)      The provisions of Section 10(u)(i) do not apply to any encumbrances or restrictions:

(A)      existing in agreements as in effect on the Issuance Date, or in the Notes, the Guarantees, the Security Documents, or under any Senior Note Indenture Indebtedness of the Company or any Subsidiary Pledgor, and any extensions, refinancings, renewals or replacements of any of the foregoing agreements; provided that the encumbrances and restrictions in any such extension, refinancing, renewal or replacement, taken as a whole, are no more restrictive in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

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(B)      existing under or by reason of applicable law, rule, regulation or order;

(C)      with respect to any Person or the property or assets of such Person acquired by the Company or any Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired, and any extensions, refinancings, renewals or replacements thereof; provided that the encumbrances and restrictions in any such extension, refinancing, renewal or replacement, taken as a whole, are no more restrictive in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(D)      that otherwise would be prohibited by the provision described in Section 10(u)(i)(D) if they arise, or are agreed to, in the ordinary course of business and, that (i) restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease or license, (ii) exist by virtue of any Lien on, or agreement to transfer, option or similar right with respect to any property or assets of the Company or any of its Subsidiary not otherwise prohibited by the Notes or (iii) do not relate to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any of its Subsidiaries in any manner material to the Company or any of its Subsidiaries;

(E)      with respect to a Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the capital stock of, or property and assets of, such Subsidiary that is otherwise permitted under this Note; or

(F)      with respect to any Subsidiary and imposed pursuant to an agreement that has been entered into for the Incurrence of Indebtedness otherwise permitted under this Note if, as determined by the Board, the encumbrances or restrictions are (1) customary for such types of agreements and (2) would not, at the time agreed to, be expected to materially and adversely affect the ability of the Company to make required payment on the Notes and any extensions, refinancings, renewals or replacements of any of the foregoing agreements; provided that the encumbrances and restrictions in any such extension, refinancing, renewal or replacement, taken as a whole, are no more restrictive in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced.

(v)      Anti layering. Notwithstanding anything to the contrary contained in this Section 10, the Company shall not, and shall not permit any of its Subsidiaries to, Incur any Indebtedness if such Indebtedness is contractually subordinated in right of payment to any other Indebtedness of the Company or its Subsidiaries, as the case may be, unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the Guarantees, on substantially identical terms, provided that this shall not apply to distinctions between categories of Indebtedness that exist by reason of any Liens or guarantees securing or in favor of some but not all of such Indebtedness.

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(w)      Limitations on Indebtedness and Preferred Stock.

(i)      The Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness (including Acquired Indebtedness), and the Company shall not permit any Restricted Subsidiary to issue Preferred Stock, provided that the Company and any Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness) and any Restricted Subsidiary that is a Non-Guarantor Subsidiary may Incur Permitted Subsidiary Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, (x) no Event of Default has occurred and is continuing and (y) the Fixed Charge Coverage Ratio would not be less than 3.0 to 1.0. Notwithstanding the foregoing, the Company shall not permit any Restricted Subsidiary to Incur any Disqualified Stock (other than Disqualified Stock of Restricted Subsidiaries held by the Company or a Subsidiary Guarantor, so long as it is so held).

(ii)      Notwithstanding the foregoing, the Company and any Restricted Subsidiary may Incur Permitted Indebtedness.

(iii)      For purposes of determining compliance with this Section 10(w), in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, including under the proviso in clause (i) above, the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount of such Indebtedness as one of such types.

(iv)      Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

(x)      Restricted Payments. Company shall not make, and shall not permit any of its Subsidiaries to make, directly or indirectly, any Restricted Payment.

(y)      Liens.

(i)      The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or suffer to exist, any Lien (other than Permitted Liens (except for under clauses (18) and (20) of the definition of Permitted Lien as under the Senior Indenture Terms)) upon any of the Collateral.

(ii)      The Company shall not, and shall not permit any Subsidiary to, directly or indirectly, incur, assume or permit to exist any Lien of any nature whatsoever on any of its assets or properties of any kind (other than the Collateral), whether owned at the Issuance Date or thereafter acquired, except Permitted Liens, unless the Notes are secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien, for so long as such obligation or liability is secured by such Lien.

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(z)        Intellectual Property Protection. The Company shall, and shall cause its Subsidiaries to, take all commercially reasonable steps in the ordinary course promptly to protect their respective intellectual property rights.

(aa)      ADSs; Legend Removal. The Company shall use its commercially reasonable efforts to cause the ADS Depositary to deliver ADSs to the Holder from time to time upon the Holder’s deposit of Conversion Shares with the Depositary or its designated custodian and the satisfaction of any other customary requirements under the Deposit Agreement and, in connection therewith, the Company shall cause new share certificate(s) to be issued and entries on the Company’s register of members to be entered with respect to such Conversion Shares in the name of the Depositary, without restrictive legends, for the purpose of such deposit. Without limiting the foregoing, upon the Company’s receipt of notice from the Holder that (a) Conversion Shares have been resold in reliance on an effective resale registration statement relating to the resale of ADSs representing Conversion Shares or pursuant to Rule 144, or (b) Conversion Shares beneficially owned by it have become freely tradable pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Conversion Shares and without volume or manner-of-sale restrictions, accompanied by a certificate or certificates evidencing the Conversion Shares, if any, that have been sold pursuant to clause (a) above or for which the legend is to be removed pursuant to clause (b) above, the Company shall (i) cause to be issued and delivered for deposit to the ADS Depositary one or more certificates evidencing such Conversion Shares, together with irrevocable instructions that the ADS Depositary shall deliver ADSs without any restrictive legend with respect to such Conversion Shares to or upon the directions of the Holder, and (ii) cause its legal counsel to deliver to the ADS Depositary one or more opinions to the effect that the delivery of ADSs without any such legends in such circumstances may be effected under the Securities Act, subject to the Holder providing the Company, the Company’s legal counsel and/or the ADS Depositary representations and other assurances as the Company and/or the ADS Depositary reasonably request. From and after the date the Company receives the notice specified in clause (b) above, Conversion Shares which are subsequently issued upon conversion of the Note shall not bear a restrictive legend, provided that the conditions specified in clause (b) above are still satisfied at such time. When the Company is required to cause the ADS Depositary to deliver unrestricted ADSs representing previously issued legended Conversion Shares, if: (1) the unrestricted ADSs are not delivered to or upon the directions of the Holder within seven (7) Trading Days of submission by the Holder of a notice of sale and legended Conversion Share certificate, if applicable, and supporting documentation to the Company and ADS Depositary as provided above, and (2) prior to the time such unrestricted ADSs are received by the Holder, the Holder, or any third party acting on behalf of the Holder or for the Holder’s account, purchases (in an open market transaction or otherwise) ADSs to deliver in satisfaction of a sale by such Holder of ADS representing such legended Conversion Shares (a “Buy-In”), then the Company shall pay in cash to the Holder (for costs incurred either directly by the Holder or on behalf of a third party) the amount by which the total purchase price paid for ADSs as a result of the Buy-In (including brokerage commissions, if any) exceeds the proceeds received by the Holder as a result of the sale to which the Buy-In relates. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In. Nothing herein shall limit the Holder’s right to pursue actual damages for the Company’s failure to deliver any Conversion Shares as required by under the Note, including unrestricted Conversion Shares as provided above, and the Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. Any fees, including fees of the ADS Depositary, associated with the removal of restrictive legends from any Conversion Shares and the deposit of such Conversion Shares to the ADS Depositary for the issuance of unrestricted ADSs shall be borne by the Company.

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(bb)      Transfer Taxes. The Company shall pay any and all material documentary, stamp or similar issue or transfer tax due on (x) the issue of the Notes on the Issuance Date and (y) the issue of Shares upon conversion of the Notes. However, in the case of conversion of the Notes, the Company shall not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue and delivery of Shares in a name other than that of the holder of the Notes to be converted, and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Company the amount of any such tax or duty, or has established to the satisfaction of the Company that such tax or duty has been paid.

(cc)      Further Guarantors. The Company shall cause each of its future Subsidiaries (other than Persons organized under the laws of the PRC) after the Issuance Date, promptly upon becoming a Subsidiary, to execute and deliver to the Holder supplemental Guarantee in the form of Exhibit III pursuant to which such Subsidiary will guarantee the payment of the Notes as a Guarantor.

11.	Designation of Restricted and Unrestricted Subsidiaries.

(a)      The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary; provided that:

(i)      no Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation;

(ii)      neither the Company nor any Restricted Subsidiary provides credit support for the Indebtedness of such Restricted Subsidiary;

(iii)      such Restricted Subsidiary does not own any Disqualified Stock of the Company or Disqualified or Preferred Stock of another Restricted Subsidiary or hold any Indebtedness of, or any Lien on any property of, the Company or any Restricted Subsidiary, if such Disqualified or Preferred Stock or Indebtedness could not be Incurred under Section 10(w) or such Lien would violate Section 10(y);

(iv)      such Restricted Subsidiary does not own any Voting Stock of another Restricted Subsidiary, and all of its Subsidiaries are Unrestricted Subsidiaries or are being concurrently designated to be Unrestricted Subsidiaries in accordance with this provision; and

(v)       the Investment deemed to have been made thereby in such newly-designated Unrestricted Subsidiary and each other newly-designated Unrestricted Subsidiary being concurrently redesignated would be permitted to be made under Section 10(x).

(b)      The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

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(i)      no Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation;

(ii)      any Indebtedness of such Unrestricted Subsidiary outstanding at the time of such designation which will be deemed to have been Incurred by such newly-designated Restricted Subsidiary as a result of such designation would be permitted to be Incurred under Section 10(w);

(iii)       any Lien on the property of such Unrestricted Subsidiary at the time of such designation which will be deemed to have been incurred by such newly- designated Restricted Subsidiary as a result of such designation would be permitted to be incurred under Section 10(y);

(iv)      such Unrestricted Subsidiary is not a Subsidiary of another Unrestricted Subsidiary (that is not concurrently being designated as a Restricted Subsidiary);

(v)      if such Restricted Subsidiary is not organized under the laws of the PRC, such Restricted Subsidiary shall upon such designation execute and deliver to the Holder a Guarantee by which such Restricted Subsidiary shall become a Subsidiary Guarantor or a JV Subsidiary Guarantor in accordance with the terms under the Indenture; and

(vi)      if such Restricted Subsidiary is not organized under the laws of the PRC, is not Xinyuan International (HK) Property Investment Co., Limited or a Subsidiary of a JV Subsidiary Guarantor, all Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary shall be pledged as required under Section 18.

12.	Financial Covenants. The Company shall maintain a Fixed Charge Coverage Ratio, as determined on the last day of each fiscal quarter of each fiscal year, no less than 3.0 to 1.0.

13.	Amendment and Vote to Change Terms of the Notes. The terms of the Notes may not be amended, modified, waived or supplemented except by a written instrument executed by the Company and the Required Holders. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any change or amendment to this Note or other Notes; provided that no reduction to the Principal or Interest or change to the Maturity Date or Interest Payment Date or any conversion or redemption rights set forth herein may be made without the affirmative vote or written consent of each holder of the Notes affected thereby.

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14.	Transfer. The Holder understands and agrees that, except as provided in the Registration Rights Agreement, neither the Note nor any Conversion Shares have been or will be registered under the Securities Act or any state securities laws and, consequently, may not be offered for sale, sold, assigned or transferred except (i) in accordance with Rule 144A under the Securities Act to a person that the transferor reasonably believes is a "qualified institutional buyer" (as defined in Rule 144A) purchasing for its own account or for the account of a qualified institutional buyer (provided, that the Company makes no representation that the Notes or Conversion Shares are eligible for resale pursuant to Rule 144A), (ii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), (iii) pursuant to an effective registration statement under the Securities Act or (iv) pursuant to another available exemption under the Securities Act, provided that the Company may request the Holder (or any subsequent Holder) to deliver a legal opinion from a law firm reasonably acceptable to the Company confirming the availability of the exemption from registration on which the Holder intends to rely to complete the proposed transfer prior to recording the transfer on the Register (as defined in Section 14(b)) and issuing a new Note to a transferee. In accordance with Section 175 of the Companies Law (2011 Revision) of the Cayman Islands, in no event shall the Note or any Conversion Shares be offered to the public or any member of the public in the Cayman Islands.

15.	Reissuance of this Note.

(a)      Transfer. If this Note is to be transferred, the transferring Holder shall notify the Company of such proposed transfer and surrender this Note to the Company, whereupon the Company shall forthwith promptly issue and deliver upon the order of the Holder a new Note in accordance with Section 15(e) (and subject to compliance with Section 14 hereof), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 15(e)) to the Holder representing the outstanding Principal not being transferred. In the event of any such transfer of a portion of the Note, the term “Note” as used within this Note shall also mean “Notes,” and, to the extent the context of a particular sentence dictates, this Note shall be automatically modified such that sentences containing the singular word “Note” will be revised to mean the plural word “Notes”. Any use of the word “Notes” shall have the same meaning as the defined term “Note” with appropriate provision made for the plural form of the word.

(b)      Transfer Register. In the event of a transfer, the Company shall maintain a register (the “Register”) for the registration or transfer of this Note, and shall enter the names and addresses of the registered Holders, the transfers of this Note and the names and addresses of the transferees of this Note. The Company shall treat any registered holder as the absolute owner of this Note held by such holder, as indicated in the Register, for the purpose of receiving payment of all amounts payable with respect to this Note and for all other purposes. This Note and the right, title, and interest of any Person in and to this Note shall be transferable only upon notation of such transfer in the Register. Solely for purposes of this Section 15(b) and for tax purposes only, the keeper of the Register, if it is not the Company, shall be the Company’s agent for purposes of maintaining the Register.

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(c)      Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 15(e)) representing the outstanding Principal.

(d)      Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 15(e) and in Principal amounts of at least US$100,000 (or a lesser amount if the Principal outstanding under the Note is less than US$100,000)) representing in the aggregate the outstanding Principal amount of this Note, and each such new Note shall represent such portion of such outstanding Principal amount as is designated by the Holder at the time of such surrender.

(e)      Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of same tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal amount remaining outstanding (or in the case of a new Note being issued pursuant to Section 15(a) or Section 15(d) the Principal amount designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal amount remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, and (iv) shall be in the same form and have the same rights and conditions as this Note.

(f)      Administrative Agent. In the event that there are two or more Holders who are not Affiliates with each other or there are more than five Holders who are Affiliates with each other, at the Issuer’s request, the Holders agree to appoint an administrative agent approved by the Required Holders in consultation with the Issuer to whom the Issuer can make payments on behalf of the Holders and send any notices or certificates required under the Notes to be delivered to Holders. The Issuer and the Holders shall appoint the Administrative Agent pursuant to an agreement that will set forth the Administrative Agent’s duties and contain customary provisions limiting the Administrative Agent’s liability and customary indemnification provisions. For the avoidance of doubt, any failure to appoint an Administrative Agent will not restrict the transferability of the Notes.

16.	Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder shall cause irreparable harm to the Holder and that the remedy at law for any such breach shall be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.
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17.	Payment of Collection, Enforcement and Other Costs. If (i) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (ii) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the reasonable costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, reasonable and documented attorneys’ fees and disbursements.

18.	Security. Subject to this Section 18, the Guaranteed Obligations and the present or future, actual or contingent obligations of the Company and the Guarantors under and in connection with this Note (the “Secured Obligations”) shall be secured jointly and severally by the Collateral (subject to Permitted Liens and the Intercreditor Agreement) pursuant to the Security Documents. This Note and the other Notes shall cease to be secured by the Collateral upon the satisfaction in full of the Secured Obligations.

(a)       For the benefit of the Secured Parties, the Company has pledged, and caused each Subsidiary Pledgor to pledge, as the case may be, the Collateral on the Issuance Date in order to jointly and severally secure the Secured Obligations.

(b)      For the benefit of the Holders, the Company and each of the Subsidiary Pledgors shall:

(i)      execute one or more Security Documents granting to the Shared Security Agent, for the benefit of the Holders, Liens (collectively, the “Security”) on the relevant Collateral under the same “Security Documents” (as that term is defined in the Senior Note Indenture Terms) as that which is or has been entered into with the Shared Security Agent for the benefit of the Bondholders and all on terms subject to the Intercreditor Agreement;

(ii)       take all requisite steps under applicable laws and undertake other customary procedures in connection with the granting and perfection (if relevant) of the Security on relevant Collateral; and

(iii)      deliver to the Shared Security Agent an opinion of counsel to the effect that (A) in the opinion of such counsel, such action has been taken with respect to the recording, registering and filing of or with respect to the Notes and the Security Documents and all other instruments of further assurance as is necessary to make effective the Security created by the Security Documents in the Collateral referenced in this clause (b) and referencing the details of such action; or (B) in the opinion of such counsel, no such action is necessary to make such Security effective.

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(c)      So long as no Event of Default has occurred and is continuing, and subject to the terms of the Security Documents and the Notes, the Company and the Subsidiary Pledgors, as the case may be, will be entitled to exercise any and all voting rights and to receive, retain and use any and all cash dividends, stock dividends, liquidating dividends, non-cash dividends, shares or stock resulting from stock splits or reclassifications, rights issues, warrants, options and other distributions (whether similar or dissimilar to the foregoing) in respect of capital stock constituting Collateral.

(d)      The Holder, by its acceptance of this Note, consents and agrees to the terms of the Security Documents (including, without limitation, the provisions providing for foreclosure and release of Collateral) as the same may be in effect or may be amended from time to time in accordance with their terms and authorizes and directs the Shared Security Agent to perform its obligations and exercise its rights thereunder in accordance therewith.

(e)      The Holder, by its acceptance of this Note, acknowledges that the Collateral as now or hereafter constituted shall be held by the Shared Security Agent for the benefit of the Secured Parties under the Security Documents, and that the Security created pursuant to the Security Documents in respect of the Holders is subject to and qualified and limited in all respects by the Security Documents and actions that may be taken thereunder.

(f)      Notwithstanding (i) anything to the contrary contained in this Note, the Guarantees, the Security Documents or any other instrument governing, evidencing or relating to any Indebtedness, (ii) the time, order or method of attachment of any Liens on the Collateral, the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Collateral, (iii) the time of taking possession or control over any Collateral or (iv) the rules for determining priority under any law of any relevant jurisdiction governing relative priorities of secured creditors, the Company will ensure that:

(i)      the Security will rank equally and ratably with all of the Liens on the Collateral for the benefit of the Bondholders; and

(ii)      all proceeds of the Collateral applied under the Security Documents shall be allocated and distributed by the Shared Security Agent as required under the Intercreditor Agreement, for the benefit of the secured parties. The Shared Security Agent will not be responsible for making any deductions or withholdings in respect of taxes or other governmental charges for any amounts paid from the proceeds of the Collateral.

(g)      If the Company or any of its Subsidiaries at any time after the Issuance Date pledges, or is required to pledge, Capital Stock pursuant to Section 10.02(a) or (b) of the Senior Note Indenture Terms or otherwise pledges, or is required to pledge, any assets for the benefit of the Bondholders, the Company shall, and shall cause each such Subsidiary to, pledge such Capital Stock, on a pari passu basis with the pledge pursuant to the Senior Note Indenture Terms, if applicable, for the benefit of the Holders to secure the Secured Obligations. Upon each such pledge of Capital Stock contemplated in this clause (g), the Company and each such Subsidiary (which thereafter shall be deemed a “Subsidiary Pledgor”), shall, as applicable, take each such action as described in Section 18(b).

(h)      Subject to the provisions of the Intercreditor Agreement, the Security created in respect of the Collateral granted under the Security Documents may be released in certain circumstances (without any consent from the Holders), including:

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(i)      upon repayment in full of the Notes;

(ii)      upon certain dispositions of certain types of Collateral in compliance with the terms of this Note;

(iii)      with respect to security granted by a Subsidiary Pledgor, upon the release of the Guarantee of such Subsidiary Pledgor in accordance with the terms of this Note;

(iv)      upon written request of the Company or any Guarantor, in connection with any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of assets or property permitted by this Note, the Shared Security Agent shall (without notice to, or vote or consent of, any Holder) take such actions as shall be required to release its security interest in any Collateral being disposed in such disposition, to the extent necessary to permit consummation of such disposition in accordance with the Intercreditor Agreement and the Security Documents and the Shared Security Agent shall receive full payment therefor from the Company for any costs incurred thereby; provided that the Company or the relevant Subsidiary Pledgor delivers to the Shared Security Agent an Officers’ Certificate certifying and an opinion of counsel stating that the release of any such security interest is permitted under the terms of this Note and that the conditions precedent to any such release have been fulfilled;

(v)      any release of Collateral made in compliance with this clause (h) shall not be deemed to impair the Security under the Security Documents or the Collateral thereunder in contravention of the provisions of this Note or the Security Documents;

(vi)      no purchaser or grantee of any property or rights purporting to be released herefrom shall be bound to ascertain the authority of the Shared Security Agent to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority; nor shall any purchaser or grantee of any property or rights permitted by this Note to be sold or otherwise disposed of by the Company and the Guarantors be under any obligation to ascertain or inquire into the authority of the Company or any Guarantor to make such sale or other disposition; and

(vii)      no release and discharge of the Collateral will be effective against the Holders of Notes until the Company shall have delivered to the Holders an Officers’ Certificate stating that all conditions precedent provided for in this Note, the Intercreditor Agreement and the Security Documents relating to such release and discharge have been complied with and that such release and discharge is authorized and permitted under this Note, the Intercreditor Agreement and the Security Documents.

19.	Guarantees

(a)      The Guarantors as of the Issuance Date (which include all of the guarantors under the Senior Note Indenture Terms) shall provide a Guarantee in the form attached hereto as Exhibit III. Any other Person that is required to become a guarantor under the Senior Note Indenture Terms or becomes a guarantor of the Senior Note Indenture Indebtedness shall also become a Subsidiary Guarantor or a JV Subsidiary Guarantor hereunder and deliver a Guarantee in the form attached hereto as Exhibit III.

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(b)      Release of the Guarantees.

(i)      A Guarantee given by Guarantor shall be released upon:

(A)      repayment in full of the Notes;

(B)      the sale, merger or consolidation of a Guarantor, as the case may be, in compliance with the terms of this Note resulting in such Guarantor no longer being a Subsidiary, so long as (x) such Guarantor is simultaneously released from its obligations in respect of any of the Company’s other Indebtedness or any Indebtedness of any other Subsidiary and (y) the proceeds from such sale or disposition are used for the purposes permitted or required by this Note; or

(C)       the designation by the Company of a Subsidiary Guarantor or a JV Subsidiary Guarantor, as the case may be, as an Unrestricted Subsidiary in compliance with the terms of this Note.

(c)      In the case of a Guarantor with respect to which the Company or any Subsidiary is proposing to sell, whether through the sale of existing shares or the issuance of new shares, no less than 20% of the capital stock of such Guarantor, the Company may concurrently with the consummation of such sale or issuance of capital stock, release the Guarantees provided by such Guarantor and each of its Subsidiaries organized outside the PRC, and instruct the Shared Security Agent to (x) discharge the pledge of the capital stock granted by such Guarantor and (y) discharge the pledge of capital stock made by the Company or any Guarantor over the shares it owns in each such Guarantor (in each case, without any requirement to seek the consent or approval of the Holders of the Notes); provided that after the release of such Guarantees, the Consolidated Assets of all Subsidiaries organized outside the PRC that are not Guarantors do not account for more than 20.0% of the Total Assets. A Guarantee may only be released pursuant to this clause if as of the date of such proposed release, no document exists that is binding on the Company or any Subsidiary that would have the effect of (i) prohibiting the Company or any Subsidiary from releasing such Guarantee or (ii) requiring the Company or such Guarantor to deliver or keep in place a guarantee of other Indebtedness of the Company by such Guarantor.

(d)      No release of a Guarantor from its Guarantee shall be effective against the Holders until the Company has delivered to the Holders an Officer’s Certificate and an opinion of counsel stating that all requirements relating to such release have been complied with and that such release is authorized and permitted by this Note. At the request of the Company, the Holders will execute and deliver an instrument evidencing such release and discharge and do all such other acts and things necessary to release the Guarantor(s) from its obligations hereunder.

(e)      Each Guarantor’s obligations hereunder shall remain in full force and effect until the principal of, premium, if any, and interest on the Notes and all other amounts payable by the Company under this Note have been paid in full. If at any time any payment of the principal of, premium, if any, or interest on any Note or any other amount payable by the Company under this Note is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Company or otherwise, each Guarantor’s obligations hereunder with respect to such payment will be reinstated as though such payment had been due but not made at such time. All payments under the Guarantees will be made in U.S. dollars.

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(f)           The Guarantee given by a Guarantor shall be limited pursuant to the terms of the Guarantee and shall constitute a JV Guarantee following the sale or issuance by the Company or any Subsidiary of Capital Stock in such Guarantor where such sale or issuance, whether through the sale of existing shares or the issuance of new shares, is for no less than 20% and no more than 49.9% of the issued Capital Stock of the relevant Guarantor, provided that the following conditions are satisfied or complied with:

(i)          as of the date of such proposed limitation, no document exists that is binding on the Company or any of the Subsidiaries that would have the effect of (a) prohibiting the Company or any of the Subsidiaries from limiting such Guarantee, (b) prohibiting the Company or any of the Subsidiaries from providing such JV Guarantee, or (c) requiring the Company or any Subsidiary to deliver or keep in force a replacement guarantee on terms that are more favourable to the recipients of such guarantee than the recipients of the JV Guarantee;

(ii)         such sale or issuance of Capital Stock is made to an independent third party at a consideration that is not less than the appraised value of such Capital Stock determined by an independent appraisal firm of recognized international standing appointed by the Company;

(iii)        as of the date of such sale or issuance of Capital Stock, after giving effect to the issuance or sale of Capital Stock of such Guarantor that becomes a JV Guarantor by virtue of this Section, the Non-Guaranteed Portion with respect to all of the JV Guarantors then existing and their respective Subsidiaries does not exceed 10.0% of Total Assets;

(iv)        all capital contributions (by way of transfer of cash or other property or any payment for property or services for the use of others or otherwise) to be made into such JV Guarantor from the date of issuance or sale of Capital Stock of such Guarantor that becomes such JV Guarantor as referred to above, shall be made directly or by contribution of assets or services having an equivalent Fair Market Value by (a) the Company and its Subsidiaries and (b) such independent third party that purchased or subscribed for Capital Stock in the JV Guarantor in proportion to their respective direct or indirect ownership percentages of the Capital Stock of such JV Guarantor;

(v)         concurrently with the limitation of such Guarantee, the Company shall or shall cause such JV Guarantor to deliver to the Holders, to the extent not already pledged to the holders, a duly executed Security Document that pledges in favor of the Shared Security Agent for itself and for the benefit of the Holders the Capital Stock of such JV Guarantor held by the Company or any Guarantor, but not the Capital Stock of the direct or indirect Subsidiaries of such JV Guarantor.

(vi)        Notwithstanding anything to the contrary in this Note, any such sale or issuance of the Capital Stock of the relevant Guarantor will need to comply with the other covenants set forth in this Note, including without limitation Sections 10(n) and 10(w).

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(vii)       Any Net Cash Proceeds from the sale or issuance of such Capital Stock shall be applied by the Company (or any Subsidiary) in accordance with Section 10(n) of this Note.

20.	Shared Security Agent.

(a)          Citicorp International Limited will initially act as Shared Security Agent under the Security Documents in respect of the security over the Collateral. The Shared Security Agent, acting in its capacity as such, shall have such duties with respect to the Collateral pledged, assigned or granted pursuant to the Security Documents as are set forth in the Notes, the Security Documents and the Intercreditor Agreement.

(b)          The Company and the Holder, by acceptance of this Note, hereby designate and appoint the Shared Security Agent under the Security Documents in respect of the security over the Collateral. The Shared Security Agent shall have all the duties, rights and protections provided in the Security Documents and no implied duties shall be read against the Shared Security Agent.

(c)          The Shared Security Agent shall hold the benefit of all Collateral under the Security Documents and the Intercreditor Agreement as, and for purposes of enforcing the provisions of the Security Documents relating to the Collateral, all rights and claims under the Security Documents relating to the Collateral shall be vested in it as an agent for the secured parties. Notwithstanding any provision to the contrary in the Security Documents or the Intercreditor Agreement, the Shared Security Agent shall not assume any obligation or fiduciary duty towards or relationship of trust for or with any of the Secured Parties or any other Person.

(d)          Neither the Shared Security Agent nor any of its officers, directors, employees, attorneys or agents will be responsible or liable for the title, ownership, existence, genuineness, value or protection of any Collateral, for the legality, enforceability, effectiveness, adequacy or sufficiency of the Security Documents or the Intercreditor Agreement, for the creation, perfection, priority, sufficiency, registration or protection of the Security, or for any defect or deficiency as to any such matters, or for any failure to demand, collect, foreclose or realize upon or otherwise enforce the Security or the Security Documents or delay in doing so.

21.	Construction; Headings. This Note shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note. References to an action being “directly or indirectly” prohibited or restricted hereunder shall include any amendment of the Company’s Charter Documents, any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action that would result in the prohibited or restricted action.

22.	Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

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23.	Severability. Any term of this Note that is prohibited or unenforceable in a jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

24.	Notices; Payments.

(a)          Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with the notice provisions in the Purchase Agreement or the Register.

(b)          Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing; provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Payment Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

25.	Taxes. Any and all payments by the Company to or for the account of the Holder under this Note shall be made free and clear of and without deduction for any taxes, except as required by applicable law. If the Company shall be required by any applicable law to deduct any taxes from or in respect of any sum payable under this Note to the Holder, (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 25), the Holder receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions, (iii) the Company shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law, and (iv) as promptly as practicable after the date of such payment, the Company shall deliver to the Holder the original or a certified copy of a receipt or other appropriate documentation evidencing payment thereof. Upon request by the Company, the Holder shall use its best efforts to provide the Company with any forms or other documentation as may be reasonably necessary in order to claim an applicable exemption from or reduction of any such taxes.

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26.	Cancellation. After all Principal, accrued Interest and other amounts due at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled regardless whether the Note is surrendered to the Company, and this Note shall be surrendered to the Company for cancellation and shall not be reissued.

27.	Waiver of Notice. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Purchase Agreement.

28.	Governing Law and Dispute Resolution.

(a)          This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York without regard to any choice of Laws or conflict of Laws provisions that would require the application of the Laws of any other jurisdiction.

(b)          Any legal action or proceeding with respect to this Note or for recognition and enforcement of any judgment in respect of this Note brought by the other party or its successors or assigns, shall be brought and determined non-exclusively in any state or federal courts located in the City and County of New York. Each of the parties hereby irrevocably submits with regard to any such action or proceeding to the personal jurisdiction of the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Note, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section, (b) any claim of sovereign immunity in respect of itself or its property and (c) any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Note or the subject matter hereof may not be enforced in or by such courts. Each party hereby consents to service being made through the notice provision set forth in Section 24 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses obtained pursuant to Section 24 shall be effective service of process for any suit or proceeding in connection with this Note. Service shall be deemed complete upon receipt by addressee.

29.	WAIVER OF JURY. THE COMPANY AND THE HOLDER HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

30.	Certain Definitions. For purposes of the Notes, the following terms shall have the following meanings:

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or Indebtedness of a Restricted Subsidiary assumed in connection with an Asset Acquisition by such Restricted Subsidiary whether or not Incurred in connection with, or in contemplation of, the Person merging with or into or becoming a Restricted Subsidiary.

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“ADS” means an American Depositary Share, issued pursuant to the Deposit Agreement, representing two Shares as of the date of this Note, and deposited with the ADS Depositary or its designee.

“ADS Depositary” means JPMorgan Chase Bank, N.A., as depositary for the ADSs.

“Affiliate” means, with respect to any Person, any other Person (1) directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person; (2) who is a director or officer of such Person or any Subsidiary of such Person or of any Person referred to in clause (1) of this definition; or (3) who is a spouse or any person cohabiting as a spouse, child or step-child, parent or step-parent, brother, sister, step-brother or step-sister, parent- in-law, grandchild, grandparent, uncle, aunt, nephew and niece of a Person described in clause (1) or (2). For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Corruption Laws” shall have the meaning assigned to such term in the Purchase Agreement.

“Antitrust Laws” means the PRC Anti-Monopoly Law adopted on August 1, 2008, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other law in any jurisdiction in which the Company or one of its Subsidiaries operates designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, through merger of acquisition or otherwise.

“Asset Acquisition” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Asset Disposition” means the sale or other disposition by the Company or any Subsidiary (other than to the Company or another Subsidiary) of (1) all or substantially all of the capital stock of any Subsidiary; or (2) all or substantially all of the assets that constitute a division or line of business of the Company or any Subsidiary.

“Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or Sale and Leaseback Transaction, as that term is defined in the Senior Note Indenture Terms) of any of its property or assets (including any sale of Capital Stock of a Subsidiary or issuance of Capital Stock by a Restricted Subsidiary) in one transaction or a series of related transactions by the Company or any Restricted Subsidiary to any Person; provided that “Asset Sale” shall not include:

(i)          sales or other dispositions of inventory, receivables and other current assets (including properties under development for sale and completed properties for sale) in the ordinary course of business;

(ii)         sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under Section 10(x);

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(iii)        sales, transfers or other dispositions of assets with a Fair Market Value not in excess of US$1.0 million (or the Dollar Equivalent thereof) in any transaction or series of related transactions;

(iv)        any sale, transfer, assignment or other disposition of any property, or equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of the Company or its Restricted Subsidiaries;

(v)         any transfer, assignment or other disposition deemed to occur in connection with creating or granting any Permitted Lien;

(vi)        a transaction covered by the covenant under Section 5.01 of the Senior Note Indenture Terms; and

(vii)       any sale, transfer or other disposition by the Company or any Restricted Subsidiary, including the sale or issuance by the Company or any Restricted Subsidiary of any Capital Stock of any Restricted Subsidiary, to the Company or any Restricted Subsidiary.

“Attributable Indebtedness” means, in respect of a sale and leaseback transaction, at the time of determinations, the present value, discounted at the interest rate implicit in the sale and leaseback transaction, of the total obligations of the lessee for rental payments during the remaining term of the lease in the sale and leaseback transaction, including any period for which such lease has been extended or may, at the opinion of the lessor, be extended.

“Authorized Share Allocation” shall have the meaning set forth in Section 9(a).

“Authorized Share Failure” shall have the meaning set forth in Section 5(a)(xvi).

“Bloomberg” means Bloomberg L.P. (or any successor thereto).

“Board” means the board of directors of the Company.

“Board Resolution” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Bondholder” means “Holders” as that term is defined in the Senior Note Indenture Terms.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York and Hong Kong are authorized or required by law to remain closed.

“Buy-in” shall have the meaning set forth in Section 10(aa).

“Capital Stock” shall have the meaning assigned to that term in the Senior Note Indenture Terms.

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“Change of Control” means the occurrence of one or more of the following events:

(i)          the Company’s consolidation with, or merger with or into, any Person (other than one or more Permitted Holders), or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding voting stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for (or continues as) voting stock of the surviving or transferee Person constituting a majority of the outstanding shares of voting stock of such surviving or transferee Person (immediately after giving effect to such issuance) and in substantially the same proportion as before the transaction;

(ii)         the Permitted Holders are the beneficial owners of less than 25% of the total voting power of the voting stock of the Company;

(iii)        any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 of the Exchange Act), directly or indirectly, of total voting power of the voting stock of the Company greater than such total voting power held beneficially by the Permitted Holders;

(iv)        individuals who on the Issuance Date constituted the Board, together with any new directors whose election to the Board was approved by a vote of at least a majority of the directors then still in office who were either directors on the Issuance Date or whose election was previously so approved, cease for any reason to constitute a majority of the Board then in office;

(v)         the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any “person” (within the meaning of Section 13(d) of the Exchange Act, other than one or more Permitted Holders; or

(vi)        the adoption of a plan relating to the liquidation or dissolution of the Company.

“Charter Documents” means the memorandum and articles of association or other constitutional documents of the Company, each as amended from time to time.

“China” or the “PRC” means the People’s Republic of China and for the purpose of this Note shall exclude Hong Kong, Taiwan and the Special Administrative Region of Macau.

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“Closing Sale Price” means, for any security as of any date, (i) the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., The City of New York time, as reported by Bloomberg, or (ii) if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or (iii) if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC), or (iv) if the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined in good faith by the Board and the Holder. If the Board and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 28. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period. For the avoidance of doubt, the “Closing Share Price” for Shares shall be the same “Closing Share Price” calculated for ADS as adjusted for the ADS-to-Share ratio if it can be calculated pursuant to clause (i) through (iii) of this definition.

“Collateral” means the capital stock of each of the Guarantors and any other capital stock to be pledged pursuant to Section 18(g).

“Company” shall have the meaning set forth in the preamble hereto.

“Consolidated Assets” has the meaning assigned to such term in the Senior Note Indenture Terms.

“Consolidated EBITDA” has the meaning assigned to such term in the Senior Note Indenture Terms.

“Consolidated Fixed Charges” means, for any period, the sum (without duplication) of (1) Consolidated Interest Expense for such period and (2) all cash and non-cash dividends paid, declared, accrued or accumulated during such period on any Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary held by Persons other than the Company or any Wholly Owned Restricted Subsidiary, except for dividends payable in the Company’s Capital Stock (other than Disqualified Stock) or paid to the Company or to a Wholly Owned Restricted Subsidiary.

“Consolidated Interest Expense” means, for any period, the amount that would be included in gross interest expense on a consolidated income statement prepared in accordance with US GAAP for such period of the Company and its Subsidiaries, plus, to the extent not included in such gross interest expense, and to the extent incurred, accrued or payable during such period by the Company and its Subsidiaries, without duplication, (i) interest expense attributable to capitalized lease obligations and imputed interest with respect to Attributable Indebtedness, (ii) amortization of debt issuance costs and original issue discount expense and non-cash interest payments in respect of any Indebtedness, (iii) the interest portion of any deferred payment obligation, (iv) all commissions, discounts and other fees and charges with respect to letters of credit or similar instruments issued for financing purposes or in respect of any Indebtedness, (v) the net costs associated with Hedging Obligations (including the amortization of fees), (vi) interest accruing on Indebtedness of any other Person that is guaranteed by, or secured by a Lien on any asset of, the Company or any Subsidiary (other than Pre-Registration Mortgage Guarantees) and (vii) any capitalized interest, provided that interest expense attributable to interest on any Indebtedness bearing a floating interest rate will be computed on a pro forma basis as if the rate in effect on the date of determination had been the applicable rate for the entire relevant period.

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“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (or loss) of such Person and its Subsidiaries for such period, on a consolidated basis, determined in conformity with US GAAP; provided that the following items shall be excluded in computing Consolidated Net Income (without duplication):

(i)          the net income (or loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting except that:

(A)         subject to the exclusion contained in clause (v) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Subsidiary, to the limitations contained in clause (iii) below); and

(B)         the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income to the extent funded with cash or other assets of the Company or Subsidiaries;

(i)          the net income (or loss) of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Company or any Subsidiary or all or substantially all of the property and assets of such Person are acquired by the Company or any Subsidiary;

(ii)         the net income (but not loss) of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter, articles of association or other similar constitutive documents, or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Subsidiary;

(iii)        the cumulative effect of a change in accounting principles;

(iv)        any net after tax gains realized on the sale or other disposition of (a) any property or assets of the Company or any Subsidiary which is not sold in the ordinary course of its business or (b) any capital stock of any Person (including any gains by the Company realized on sales of capital stock of the Company or other Subsidiaries);

(v)         any translation gains and losses due solely to fluctuations in currency values and related tax effects; and

(vi)        any net after-tax extraordinary or non-recurring gains.

“Conversion Date” shall have the meaning set forth in Section 4(c)(i).

“Conversion Failure” shall have the meaning set forth in Section 4(c)(iii)(A).

“Conversion Failure Buy-In” shall have the meaning set forth in Section 4(c)(iii)(B).

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“Conversion Notice” shall have the meaning set forth in Section 4(c)(i).

“Conversion Price” shall have the meaning set forth in Section 4(b)(ii).

“Conversion Shares” means Shares issuable upon conversion of this Note.

“Converted Certificates” shall have the meaning set forth in Section 4(c)(i).

“Convertible Securities” shall have the meaning set forth in Section 7(c)(i).

“Corporate Event” shall have the meaning set forth in Section 6(b).

“Deposit Agreement” means the deposit agreement dated as of December 11, 2007, by and among the Company, the ADS Depositary and holders of ADSs issued thereunder or, if amended or supplemented as provided therein, as so amended or supplemented.

“Dispute” shall have the meaning set forth in Section 28(b).

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to the date that is 183 days after the Stated Maturity of the Notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the date that is 183 days after the Stated Maturity of the Notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in Section 10(o) and Section 10(n) and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company’s repurchase of such Notes as are required to be repurchased pursuant to any of Section 10(o) and Section 10(n).

“Dollar Equivalent” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Eligible Market” means The New York Stock Exchange, Inc.

“Entrusted Loans” means borrowings by a PRC Subsidiary from a bank that are secured by a pledge of deposits made by another PRC Subsidiary to the lending bank as security for such borrowings, provided that such borrowings are not reflected on the consolidated balance sheet of the Company.

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“Equity Securities” means with respect to any entity, capital stock, membership interests, partnership interests, registered capital, joint venture or other ownership interests or any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, membership interests, partnership interests, registered capital or joint venture or other ownership interests (whether or not such derivative securities are issued by such person). Unless the context otherwise requires, any reference to “Equity Securities” refers to the Equity Securities of the Company.

“Event of Default” shall have the meaning set forth in Section 5(a).

“Event of Default Redemption Notice” shall have the meaning set forth in Section 5(c).

“Event of Default Redemption Price” shall have the meaning set forth in Section 5(c).

“Excess Proceeds” shall have the meaning set forth in Section 10(o)(iii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Extraordinary Cash Dividend” shall have the meaning set forth in Section 6(a)(iii).

“Fair Market Value” means the price that would be paid in an arm’s length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined either (i) in good faith by the Board, whose determination shall be conclusive if evidenced by a Board Resolution, or (ii) by an accounting, appraisal or investment banking firm of recognized international standing appointed by the Company.

“Fixed Charge Coverage Ratio” means, on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which consolidated financial statements of the Company (which the Company shall use its reasonable best efforts to compile in a timely manner) are available (which may include internal consolidated financial statements) (the “Four Quarter Period”) to (2) the aggregate Consolidated Fixed Charges during such Four Quarter Period. In making the foregoing calculation:(i) pro forma effect shall be given to any Indebtedness or Preferred Stock Incurred, repaid or redeemed during the period (the “Reference Period”) commencing on and including the first day of the Four Quarter Period and ending on and including the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period), in each case as if such Indebtedness or Preferred Stock had been Incurred, repaid or redeemed on the first day of such Reference Period; provided that, in the event of any such repayment or redemption, Consolidated EBITDA for such period shall be calculated as if the Company or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to repay such Indebtedness or Preferred Stock;

(i)          Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

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(ii)         pro forma effect shall be given to the creation, designation or redesignation of Restricted and Unrestricted Subsidiaries as if such creation, designation or redesignation had occurred on the first day of such Reference Period;

(iii)        pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(iv)        pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period;

(v)         provided that to the extent that clause (iv) or (v) of this paragraph requires that pro forma effect be given to an Asset Acquisition or Asset Disposition (or asset acquisition or asset disposition), such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

“Fundamental Transaction” means any transaction or series of transactions pursuant to which the Company shall, directly or indirectly, (i) consolidate or merge into any other Person (other than any of its Affiliates), (ii) sell, lease, license, assign, transfer, convey or otherwise dispose of all or more than 50% of the properties or assets of the Company to another Person (other than any of its Affiliates), (iii) consummate a stock purchase, tender offer, exchange offer or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the other Person (other than a Subsidiary) or other Persons (other than any of its Affiliates) making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase or other business combination) or (iv) reorganize, recapitalize or reclassify its Shares.

“Government Official” shall have the meaning assigned to such term in the Purchase Agreement.

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“Governmental Authority” shall mean any government, or political subdivision thereof; any department, agency or instrumentality of any government or political subdivision thereof; any court or arbitral tribunal; and the governing body of any securities exchange, whether domestic or foreign, in each case having competent jurisdiction.

“Guarantees” shall have the meaning set forth in the preamble hereto.

“Guaranteed Obligations” means the Company’s obligations under this Note and the other Notes (including, without limitation, the due payment of all sums expressed to be payable by the Company in connection with this Note and the other Notes).

“Guarantors” means (i) Xinyuan International Property Investment Co., Ltd., (ii) Xinyuan Real Estate, Ltd., (iii) Xinyuan International (HK) Property Investment Co., Limited, (iv) Victory Good Development Limited, (v) South Glory International Limited, (vi) Elite Quest Holdings Limited, and (xiii) any other Subsidiaries that may provide a Guarantee under this Note, including any JV Guarantors, and any Subsidiaries that may provide a guarantee under the Senior Note Indenture Terms from time to time.

“Hedging Obligation” of any Person means the obligations of such Person pursuant to any agreement or arrangement designed to protect against fluctuations in interest rates, commodity prices or foreign exchange rates.

“Holder” shall have the meaning set forth in the preamble hereto.

“Holders” shall have the meaning set forth in the preamble hereto.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Incur” means, with respect to any Indebtedness to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (i) any Indebtedness of a person existing at the time such person becomes a Subsidiary will be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary and (ii) the accretion of original issue discount shall not be considered an Incurrence of Indebtedness. The terms “Incurrence,” “Incurred” and “Incurring” have meanings correlative with the foregoing.

“Indebtedness” has the meaning assigned to such term in the Senior Note Indenture Terms.

“Intercreditor Agreement” means the Intercreditor Agreement dated as of the date hereof among the Company, the Holders and Citicorp International Limited (in its capacity as Collateral Agent (in relation to the Senior Notes Indenture), Shared Security Agent and as Trustee).

“Interest” shall have the meaning set forth in the Section 3(a).

“Interest Payment Date” shall have the meaning set forth in Section 3(b).

“Interest Rate” shall have the meaning set forth in the Section 3(a).

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“Interest Rate Agreement” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Investment” means, with respect to any Person:

(i)          any direct or indirect advance, loan or other extension of credit by such Person to another Person;

(ii)         any capital contribution by such Person to another Person (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others);

(iii)       any purchase or acquisition of capital stock, Indebtedness, bonds, notes, debentures or other similar instruments or securities by such Person issued by another Person; or

(iv)        any guarantee of any obligation by such Person of another Person to the extent such obligation is outstanding and to the extent guaranteed by such Person.

For the purposes of the provisions of Sections 10(x) and 11 of the Senior Note Indenture Terms: (1) the Company will be deemed to have made an Investment in an Unrestricted Subsidiary in an amount equal to the Company’s proportional interest in the Fair Market Value of the assets (net of the Company’s proportional interest in the liabilities owed to any Person other than the Company or a Restricted Subsidiary and that are not Guaranteed by the Company or a Restricted Subsidiary) of a Restricted Subsidiary that is designated an Unrestricted Subsidiary at the time of such designation and (2) any property transferred to or from any Person shall be valued at its Fair Market Value at the time of such transfer, as determined in good faith by the Board.

“Investment Committee” means the investment committee of the Board, which shall include the Investor Director.

“Investment Property” means any property that is owned and held by any Subsidiary for long-term rental yield or for capital appreciation or both, or any hotel owned by the Company or any Subsidiary from which the Company or any Subsidiary derives or expects to derive operating income.

“Investor Director” shall have the meaning assigned to such term in the Purchase Agreement.

“Issuance Date” shall have the meaning set forth in the preamble hereto.

“JV Entitlement Amount” means, with respect to any JV Guarantor and its Subsidiaries, an amount that is equal to the product of (i) the Fair Market Value of the total assets of such JV Guarantor and its Subsidiaries, on a consolidated basis (without deducting any Indebtedness or other liabilities of such JV Guarantor and its subsidiaries) as of the date of the last fiscal year end of the Company; and (ii) a percentage equal to the direct equity ownership percentage of the Company and/or its Subsidiaries in the Capital Stock of such JV Guarantor and its Subsidiaries.

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“JV Guarantee” means a Guarantee that by its terms is limited to the lesser of (A) the JV Entitlement Amount and (B) an amount not to exceed the maximum amount that can be guaranteed by the applicable JV Guarantor without rendering the JV Guarantee, as it relates to such JV Guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

“JV Guarantor” means a Guarantor whose Guarantee is limited pursuant to the terms of Section 19(f) of this Note.

“Lien” has the meaning assigned to such term in the Senior Note Indenture Terms.

“Material Adverse Effect” shall mean any change, development, occurrence or event (each, a “Company Effect”) that would or would reasonably be expected to (a) be materially adverse to the business, continuing results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) prevent or materially delay the performance by the Company or any Guarantor of its obligations under the Transaction Documents or the consummation of the transactions contemplated by the Transaction Documents; provided that any such Company Effect resulting or arising from or relating to any of the following matters shall not be considered when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change, development, occurrence or event affecting the businesses or industries in which the Company and its Subsidiaries operate; (ii) any conditions in or changes affecting the PRC or United States general economy or the general economy in any geographic area in which the Company or its Subsidiaries operate or developments in the financial and securities markets and credit markets in the PRC, United States or elsewhere in the world; (iii) national or international political conditions and changes in political conditions, including acts of war (whether or not declared), armed hostilities and terrorism, or developments; (iv) any conditions resulting from natural disasters; (v) changes in any Laws or GAAP; (vi) changes in the market price or trading volume of ADSs or any other equity, equity-related or debt securities of the Company or its Affiliates (it being understood that the underlying circumstances, events or reasons giving rise to any such change (to the extent provided for in this definition) can be taken into account in determining whether a Material Adverse Effect has occurred ); (vii) any failure to meet any internal or public projections, forecasts, estimates or guidance for any period (it being understood that the underlying circumstances, events or reasons giving rise to any such failure (to the extent provided for in this definition) can be taken into account in determining whether a Material Adverse Effect has occurred ); (viii) actions or omissions of the Company expressly required by the terms of the Transaction Documents and (ix) the public disclosure of the Transaction Documents or the transactions contemplated hereby; provided, however, that Company Effects set forth in clauses (i), (ii), (iii), (iv) and (v) above may be taken into account in determining whether there has been or is a Material Adverse Effect if and only to the extent such Company Effects have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company or its Subsidiaries operate.

“Maturity Date” shall have the meaning set forth in Section 2(a).

“Money Laundering Laws” shall have the meaning assigned to such term in the Purchase Agreement.

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“Net Cash Proceeds” means:

(i)          with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

(A)         brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment banks) related to such Asset Sale;

(B)         provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Subsidiaries, taken as a whole;

(C)         payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (1) is secured by a Lien on the property or assets sold or (2) is required to be paid as a result of such sale;

(D)         appropriate amounts to be provided by the Company or any Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with US GAAP; and

(ii)         with respect to any issuance or sale of capital stock or securities convertible or exchangeable into capital stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“New Securities” shall have the meaning set forth in Section 7(c)(i).

“Non-Guaranteed Portion” means, at any time of determination with respect to all of the JV Guarantors then existing and their respective Subsidiaries, the aggregate value (without duplication) of the equity interests held by each independent third party in any JV Guarantor as determined by multiplying (x) the total assets as shown on the balance sheet of the relevant JV Guarantor for its most recently ended fiscal quarter period (or, in the case of the JV Guarantor executing such JV Guarantee and any other Subsidiary that became a JV Guarantor after the end of the most recently ended fiscal quarter period, as shown on the balance sheet of such JV Guarantor after giving pro forma effect to the sale or issuance of Capital Stock to the relevant independent third parties) by (y) the proportionate ownership of all Capital Stock held by such independent third party in such JV Guarantor, provided that (A) assets attributable to any Subsidiary of such JV Guarantor and (B) assets which would be eliminated from the calculation of Total Assets for the relevant fiscal quarter period shall be excluded from the calculation of total assets in clause (x) above.

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“Non-Guarantor Subsidiaries” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Note” or “Notes” shall have the meaning set forth in the preamble hereto.

“Offer to Purchase” means an offer to purchase the Notes by the Company from the Holders commenced by mailing a notice by first class mail, postage prepaid, to each Holder at its last address appearing in the Note register stating:

(i)         the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

(ii)        the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Offer to Purchase Payment Date”);

(iii)       that any Note not tendered will continue to accrue interest pursuant to its terms;

(iv)       that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Offer to Purchase Payment Date;

(v)        that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled “Option of the Holder to Elect Purchase” attached hereto as Exhibit IV, to the Company at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Offer to Purchase Payment Date;

(vi)       that Holders will be entitled to withdraw their election if the Company receives, not later than the close of business on the third Business Day immediately preceding the Offer to Purchase Payment Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

(vii)      that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of US$200,000 or integral multiples of US$1,000.

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On one Business Day prior to the Offer to Purchase Payment Date, the Company shall deposit sufficient money to pay the purchase price of all Notes or portions thereof to be accepted by the Company for payment on the Offer to Purchase Payment Date. On the Offer to Purchase Payment Date, the Company shall (a) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; and (b) deliver, or cause to be delivered, to the Holders all Notes or portions thereof so accepted together with an Officers’ Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Company shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Company or an authenticating agent shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered. The Company will notify the Holders the results of an Offer to Purchase as soon as practicable after the Offer to Purchase Payment Date. The Company will comply with all applicable securities laws and regulations, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

The materials used in connection with an Offer to Purchase are required to contain or incorporate by reference information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will assist such Holders to make an informed decision with respect to the Offer to Purchase, including a brief description of the events requiring the Company to make the Offer to Purchase, and any other information required by applicable law to be included therein. The offer is required to contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase.

“Officers’ Certificate” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Options” shall have the meaning set forth in Section 7(c)(i).

“Original Issue Date” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Pari Passu Subsidiary Guarantee” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Payment” shall have the meaning assigned to such term in the Purchase Agreement.

“Permitted Holders” means any or all of (i) Mr. Zhang Yong and/or Ms. Yang Yuyan, (ii) any Affiliate (other than an Affiliate as defined in clause (ii) of the definition of Affiliate) of the Persons specified in clause (i) above; or (iii) any Person of which both the capital stock and the voting stock (or in the case of a trust, the beneficial interests) are owned 90% or more by Persons specified in clauses (i) and (ii) above.

“Permitted Indebtedness” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Permitted Investment” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Permitted Liens” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

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“Permitted Refinancing Indebtedness” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Permitted Subsidiary Indebtedness” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or any government or any department or agency thereof.

“Preferred Stock” as applied to the Capital Stock of any Person means Capital Stock of any class or classes that by its terms is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Pre-Registration Mortgage Guarantee” means any Indebtedness of the Company or any Subsidiary consisting of a guarantee in favor of any bank or other similar financial institutions in the ordinary course of business of secured loans of purchasers of individual units of properties from the Company or any Subsidiary; provided that, any such guarantee shall be released in full on or before the perfection of a security interest in such properties under applicable law in favor of the relevant lender.

“Principal” shall have the meaning set forth in the preamble hereto.

“Principal Market” means, with respect to the Company, The New York Stock Exchange, Inc.

“PRC CJV” means any Subsidiary that is a Sino-foreign cooperative joint venture enterprise with limited liability, established in the PRC pursuant to the Law of the People’s Republic of China on Sino-foreign Cooperative Joint Ventures adopted on April 13, 1988 (as most recently amended on October 13, 2000) and the Detailed Rules for the Implementation of the Law of the People’s Republic of China on Sino-foreign Cooperative Joint Ventures promulgated on September 4, 1995, as such laws may be amended.

“PRC CJV Partner” means with respect to a PRC CJV, the other party to the joint venture agreement relating to such PRC CJV with the Company or any Subsidiary.

“PRC Project Company” means any corporation, association or other business entity organized under the laws of the PRC primarily engaged in a business consistent with the principal business of the Company and which, at any time, is treated as a “subsidiary” of the Company under US GAAP.

Purchase Agreement” shall have the meaning set forth in the preamble hereto.

“Register” shall have the meaning set forth in Section 15(b).

“Registrar" means Maples & Calder, as transfer agent and registrar for the Shares.2

2 Revise as necessary to correctly identify appropriate Maples entity.

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“Registration Rights Agreement” shall have the meaning set forth in the preamble hereto.

“Related Party” means (i) any holder of Shares or other capital stock of the Company or any Subsidiary, (ii) any director of the Company or any Subsidiary, (iii) any officer of the Company or any Subsidiary, (iv) any Relative of a any holder of Shares or other capital stock, director or officer of the Company or any Subsidiary, (v) any Person in which any holder of Shares or other capital stock or any director of the Company or any Subsidiary has any interest, other than a passive shareholding of less than 5% in a publicly listed company, and (vi) any other Affiliate of the Company or any Subsidiary.

“Relative” of a natural person means the spouse of such person and any parent, grandparent, child, grandchild, sibling, cousin, in-law, uncle, aunt, nephew or niece of such person or spouse.

“Replacement Assets” means, on any date, property or assets (other than current assets) of a nature or type or that are used in the principal business of the Company or its Subsidiaries (including any capital stock in a Person holding such property or assets, which is primarily engaged in such business and is or will upon the acquisition by the Company or any of its Subsidiaries of such capital stock become a Subsidiary).

“Required Holders” means, at any given time, the Holders representing more than 50% of the aggregate principal amount of the Notes then outstanding.

“Required Reserve Amount” shall have the meaning set forth in Section 9(a).

“Restricted Payment” means:

(i)          the declaration or payment of any dividend or the making of any distribution on or with respect to the Company’s or any Subsidiary’s Capital Stock (other than dividends or distributions payable or paid solely in shares of the Company’s or any Subsidiary’s capital stock (other than Disqualified Stock or Preferred Stock) or in options, warrants or other rights to acquire shares of such capital stock) held by Persons other than the Company or any Subsidiary;

(ii)         the purchase, call for redemption or redemption, retirement or other acquisition for value any shares of capital stock of the Company or any Subsidiary (including options, warrants or other rights to acquire such shares of capital stock) or any direct or indirect parent of the Company held by any Persons other than the Company or any Subsidiary;

(iii)        the making of any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness that is subordinated in right of payment to the Notes or any Guarantee (excluding any intercompany Indebtedness between or among the Company and any Subsidiary); or

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(iv)        the making of any Investment, other than a Permitted Investment;

if, at the time of, and after giving effect to, the proposed Restricted Payment:

(v)         an Event of Default has occurred and is continuing or would occur as a result of such Restricted Payment;

(vi)        the Company could not Incur at least US$1.00 of Indebtedness under the clause (w) in Section 10; or

(vii)       such Restricted Payment, together with the aggregate amount of all Restricted Payments made by the Company and its Subsidiaries after the Issuance Date (excluding Restricted Payments permitted by clause (viii) below) shall exceed the sum (without duplication) of:

(A)         50% of the aggregate amount of the Consolidated Net Income of the Company (or, if the Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter after the Issuance Date and ending on the last day of the Company’s most recently ended fiscal quarter for which consolidated financial statements of the Company (which the Company shall use its reasonable best efforts to compile in a timely manner) are available (which may include internal consolidated financial statements); plus

(B)         100% of the aggregate Net Cash Proceeds received by the Company after the Issuance Date as a capital contribution to its common equity or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including any such Net Cash Proceeds received upon (x) the conversion of any Indebtedness (other than Subordinated Indebtedness) of the Company into capital stock (other than Disqualified Stock) of the Company, or (y) the exercise by a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire capital stock of the Company (other than Disqualified Stock) in each case excluding the amount of any such Net Cash Proceeds used to redeem, repurchase, defease or otherwise acquire or retire for value any Subordinated Indebtedness or capital stock of the Company; plus

(C)         the amount by which Indebtedness of the Company or any of its Subsidiaries is reduced on the Company’s consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issuance Date of any Indebtedness of the Company or any Subsidiary convertible or exchangeable into capital stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company upon such conversion or exchange); plus

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(D)         an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) that were made after the Issuance Date in any Person resulting from (x) payments of interest on Indebtedness, dividends or repayments of loans or advances by such Person, in each case to the Company or any Subsidiary (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income) after the Issuance Date, (y) the unconditional release of a Guarantee provided by the Company or a Subsidiary after the Issuance Date of an obligation of another Person, (z) to the extent that an investment made after the Issuance Date was, after such date, or is sold or otherwise liquidated or repaid for cash, the lesser of (i) cash return of capital with respect to such Investment (less the cost of disposition, if any) and (ii) the initial amount of such Investment, not to exceed, in each case, the amount of Investments (other than Permitted Investments) made by the Company or a Subsidiary after the Issuance Date in any such Person; plus

(E)         US$30.0 million (or the Dollar Equivalent thereof).

(viii)      The foregoing provision shall not be violated by reason of:

(A)         the payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at said date of declaration or call for redemption, such payment or redemption would comply with clauses (i) through (vii);

(B)         the redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Company or any Subsidiary Guarantor or JV Subsidiary Guarantor with the Net Cash Proceeds of, or in exchange for, a substantially concurrent Incurrence of Permitted Refinancing Indebtedness;

(C)         the redemption, repurchase or other acquisition of Capital Stock of the Company or any Subsidiary Guarantor or JV Subsidiary Guarantor (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the Net Cash Proceeds of a substantially concurrent capital contribution or sale (other than to a Subsidiary of the Company) of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); provided that the amount of any such Net Cash Proceeds that are utilized for any such Restricted Payment will be excluded from clause (vii)(B);

(D)         the redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Company or any Subsidiary Guarantor or JV Subsidiary Guarantor in exchange for, or out of the Net Cash Proceeds of, a substantially concurrent capital contribution or sale (other than to a Subsidiary of the Company) of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); provided that the amount of any such Net Cash Proceeds that are utilized for any such Restricted Payment will be excluded from clause (vii)(B); or

(E)         the payment of any dividends or distributions declared, paid or made by a Restricted Subsidiary payable, on a pro rata basis or on a basis more favorable to the Company, to all holders of any class of Capital Stock of such Restricted Subsidiary, a majority of which is held, directly or indirectly through Restricted Subsidiaries, by the Company.

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(F)         the repurchase, redemption or other acquisition of capital stock of the Company from employees, former employees, directors or former directors of the Company or any Subsidiary (or their estate or authorized representatives) upon the death, disability or termination of employment of such employees or directors pursuant to agreements or plans (including employment agreements and share option plans) approved by the board of directors of the Company in an aggregate amount not to exceed US$1.0 million (or the Dollar Equivalent thereof) in any fiscal year of the Company;

(G)         repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof;

(ix)         The amount of any Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or the Subsidiary, as the case may be, pursuant to the Restricted Payment. The value of any assets or securities that are required to be valued will be the Fair Market Value. The Boards’ determination of the Fair Market Value of a Restricted Payment or any such assets or securities must be based upon an opinion or appraisal issued by an appraisal or investment banking firm of recognized international standing if the Fair Market Value exceeds US$10.0 million (or the Dollar Equivalent thereof).

(x)          Not later than the date of making any Restricted Payment in excess of US$10.0 million (or the Dollar Equivalent thereof), the Company will deliver to the Holders an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations were computed, together with a copy of any fairness opinion or appraisal required by this Note.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary; as of the Issuance Date, “Restricted Subsidiary” means all of the Subsidiaries of the Company.

“Rule 144” shall have the meaning assigned to such term in the Purchase Agreement.

“SAFE” means the State Administration of Foreign Exchange of the PRC or its local counterparts.

“SAIC” means the State Administration for Industry and Commerce of the PRC or its local counterparts.

58

“Sanctions” shall have the meaning assigned to such term in the Purchase Agreement.

“SAT” means State Administration of Taxation of the PRC or its local counterparts.

“SEC” means the Securities and Exchange Commission.

“Secured Obligations” shall have the meaning set forth in Section 18.

“Secured Parties” shall have the meaning assigned to such term in the Intercreditor Agreement.

“Securities Act” shall have the meaning set forth in the preamble hereto.

“Security” shall have the meaning set forth in Section 18(b)(i).

“Security Documents” means the share charges pursuant to which the Company and its applicable Subsidiaries have pledged the Collateral in favor of the Holders.

“Senior Indebtedness” of the Company or a Subsidiary, as the case may be, means all Indebtedness of the Company or the Subsidiary, as relevant, whether outstanding on the Issuance Date or thereafter created, except for Indebtedness which, in the instrument creating or evidencing the same, is expressly stated to be subordinated in right of payment to the Notes or, any Guarantee or the notes issued under the Senior Note Indenture; provided that Senior Indebtedness does not include (i) any obligation to the Company or any Subsidiary, (ii) trade payables or (iii) Indebtedness Incurred in violation of this Note, (iv) Senior Note Indenture Indebtedness, unless repayment (other than voluntary repayment) is then due in accordance with its terms.

“Senior Note Indenture” means the Indenture, dated May 3, 2013, by and among the Company, the Subsidiary Guarantors (as defined therein) and Citicorp International Limited, as trustee and collateral agent.

“Senior Note Indenture Indebtedness” shall mean the Indebtedness under the Senior Note Indenture.

“Senior Note Indenture Terms” means the terms of the Senior Note Indenture, as in effect on May 3, 2013, without giving effect to any subsequent amendment, modification or supplement thereto. For the avoidance of doubt, if the Senior Note Indenture is amended or terminated or otherwise modified at any time or from time to time pursuant to its terms, the term “Senior Note Indenture Terms” for the purposes of this Note shall be amended or modified only pursuant to the terms hereof.

“Share Delivery Date” shall have the meaning set forth in Section 4(c)(ii).

“Shared Security Agent” means Citicorp International Limited or a successor pursuant to the Intercreditor Agreement.

“Shares” means common shares, par value US$0.0001 per share of the Company.

59

“Stated Maturity” means, (1) with respect to any Indebtedness, the date specified in such debt security as the fixed date on which the final installment of principal of such Indebtedness is due and payable as set forth in the documentation governing such Indebtedness and (2) with respect to any scheduled installment of principal of or interest on any Indebtedness, the date specified as the fixed date on which such installment is due and payable as set forth in the documentation governing such Indebtedness.

“Subordinated Indebtedness” means any Indebtedness of the Company or any of its Subsidiaries which is contractually subordinated or junior in right of payment to the Notes or the Guarantees, as applicable, pursuant to a written agreement to such effect.

“Subsidiary” or “Subsidiaries” means, with respect to the Company, any Person of which at least a majority of the total voting power of the voting stock is at the time owned or controlled, directly or indirectly, by such the Company, and shall also include any Person from time to time organized and existing under the laws of the People’s Republic of China whose financial reporting is consolidated with the Company in any audited financial statements filed by the Company with the SEC in accordance with the Exchange Act.

“Subsidiary Guarantor” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Subsidiary Pledgor” means any Subsidiary that directly holds the Collateral.

“Surviving Person” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Temporary Cash Investment” means any of the following:

(i)          direct obligations of the United States of America, any state of the European Economic Area, the People’s Republic of China and Hong Kong or any agency of any of the foregoing or obligations fully and unconditionally Guaranteed by the United States of America, any state of the European Economic Area, the People’s Republic of China, Hong Kong or any agency of any of the foregoing, in each case maturing within one year, which in the case of obligations of, or obligations Guaranteed by, any state of the European Economic Area, shall be rated at least “A” by S&P or Moody’s;

(ii)         demand or time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof, any state of the European Economic Area or Hong Kong, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of US$100.0 million (or the Dollar Equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Section 3(a)(62) of the Exchange Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

60

(iii)        repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank or trust company meeting the qualifications described in clause (2) above;

(iv)        commercial paper, maturing not more than 90 days after the date of acquisition thereof, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(v)         securities, maturing within 180 days of the date of acquisition thereof, issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s;

(vi)        any money market fund that has at least 95% of its assets continuously invested in investments of the types described in clauses (1) through (5) above; and

(vii)       demand or time deposit accounts, certificates of deposit, overnight or call deposits and money market deposits with (a) Industrial and Commercial Bank of China, Agricultural Bank of China, Pudong Development Bank and Guangdong Development Bank, (b) any other bank, trust company or other financial institution organized under the laws of the PRC or Hong Kong whose long-term debt is rated as high or higher than any of those banks listed in clause (a) of this paragraph or (c) any other bank, trust company or other financial institution organized under the laws of the PRC or Hong Kong; provided that, in the case of clause (iii), such deposits do not exceed US$10.0 million (or the Dollar Equivalent thereof) with any single bank, trust company or other financial institution or US$30.0 million (or the Dollar Equivalent thereof) in the aggregate, at any date of determination thereafter.

“Trading Day” means any day on which the ADSs are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the ADSs, then on the principal securities exchange or securities market on which the ADSs are then traded; provided that “Trading Day” shall not include any day on which the ADSs are scheduled to trade on such exchange or market for less than four hours or any day that the ADSs are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., The City of New York time, or such other time as such exchange or market publicly announces shall be the closing time of trading).

“Transaction Date” means, as applicable (i) the Incurrence date of any Indebtedness and (ii) any determination date for the calculation of a Fixed Charge Coverage Ratio for the purposes of calculating the financial maintenance covenant in Section 12 of this Note.

61

“Transaction Documents” shall have the meaning assigned to such term in the Purchase Agreement.

“Trust Company Investor” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Trustee” shall have the meaning assigned to such term in the Senior Note Indenture.

“Unrestricted Subsidiary” means (1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided in this Note; and (2) any Subsidiary of an Unrestricted Subsidiary.

“US GAAP” means generally accepted accounting principles as applied in the United States.

“US$” means United States Dollars, the lawful currency of the United States of America.

“Voting Stock” of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

“Wholly Owned” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

[Signature Page Follows]

62

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set forth above.

XINYUAN REAL ESTATE CO., LTD.

By:

Name:
Title:

Dated:

EXHIBIT I

XINYUAN REAL ESTATE CO., LTD.

CONVERSION NOTICE

Reference is made to the Senior Secured Convertible Note (the “Note”) issued to the undersigned by Xinyuan Real Estate Co., Ltd. (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Principal amount of the Note indicated below into Common Shares, par value US$0.0001 per share, as of the date specified below.

Date of Conversion:

Aggregate Principal amount to be converted:

Name and address of Holder:

If applicable, name and address of Holder’s designee

on whose account the Shares will be registered:

Please confirm the following information:

Conversion Price:

Number of Shares to be issued: ___________________________________________

Authorization

Authorization:

By:

Title:

Dated:

Signature(s)

EXHIBIT II

ACKNOWLEDGMENT

The Company hereby acknowledges this Conversion Notice and shall issue the above indicated number of Shares as set forth in the Conversion Notice.

XINYUAN REAL ESTATE CO., LTD.

By:
Name:
Title:

Dated:

EXHIBIT III

GUARANTEE

This Guarantee, dated as of [●], 20__, is among [Guarantor], a [●] corporation (the “Guarantor”), and [Name of Holder] (together with its successors and assigns the “Holder”).

Reference to Note: Reference is made to the Senior Secured Convertible Note dated [●] as from time to time in effect (the “Note”), among Xinyuan Real Estate Co., Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the Subsidiaries of the Company from time to time party thereto and the Holders.

Capitalized terms defined in the Note and not otherwise defined herein are used herein with the meanings so defined.

The parties agree as follows:

Guarantee. Each of the undersigned (the “Guarantors”) hereby, irrevocably and unconditionally, jointly and severally, guarantees as principal obligor to each Holder of a Note and its successors and assigns the due and punctual payment of the principal of, premium, if any, and interest on, and all other amounts payable under, the Notes and the Securities Purchase Agreement, in each case, subject to the terms of the Note, and agrees with each Holder that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Holder immediately on demand against any cost, loss or liability it incurs as a result of the Company or any Guarantor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under the Note on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under Guarantee if the amount claimed had been recoverable on the basis of a guarantee.

Guarantee Unconditional. The obligations of each Guarantor are unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged or otherwise affected by: (1) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Company under the Note, by operation of law or otherwise; (2) any modification or amendment of or supplement to the Note; (3) any change in the corporate existence, structure or ownership of the Company, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company or its assets or any resulting release or discharge of any obligation of the Company contained in the Note; (4) the existence of any claim, set off or other rights which the Guarantor may have at any time against the Company or any other Person, whether in connection with any unrelated transactions; provided that nothing herein prevents the assertion of any such claim by separate suit or compulsory counterclaim; (5) any invalidity, irregularity, or unenforceability relating to or against the Company for any reason of note; or (6) any other act or omission to act or delay of any kind by the Company or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to such Guarantor’s obligations hereunder.

Discharge; Reinstatement. This Guarantee will not be discharged with respect to any Note except by payment in full of the principal of, premium, if any, and interest on the Notes and all other amounts payable, in respect of any Guarantor. In case of the failure of the Company punctually to pay any such principal of, premium, if any, and interest on the Notes and all other amounts payable, each of the Guarantors hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at the stated maturity, by acceleration, call for redemption or otherwise, and as if such payment were made by the Company. If at any time any payment of the principal of, premium, if any, or interest on any Note or any other amount payable by the Company under the Note is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Company or otherwise, each Guarantor’s obligations hereunder with respect to such payment will be reinstated as though such payment had been due but not made at such time. All payments under the Guarantees will be made in U.S. dollars.

Waiver by Each Guarantor. Each Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against the Company or any other Person. In particular, each of the Guarantors irrevocably waives its right to require the Holders to pursue or exhaust their legal or equitable remedies against the Company prior to exercising the Holder’s rights under this Guarantee.

Subrogation and Contribution. Upon making any payment with respect to any obligation of the Company under this Guarantee, the Guarantor making such payment will be subrogated to the rights of the payee against the Company with respect to such obligation; provided that the Guarantor may not enforce either any right of subrogation, or any right to receive payment in the nature of contribution, or otherwise, from any other Guarantor , with respect to such payment so long as any amount payable by the Company hereunder or under the Notes remains unpaid.

Stay of Acceleration. If acceleration of the time for payment of any amount payable by the Company under the Note is stayed upon the insolvency, bankruptcy or reorganization of the Company, all such amounts otherwise subject to acceleration under the terms of this Guarantee are nonetheless payable by the Subsidiary Guarantors hereunder forthwith on demand by the Holders.

Limitation on Amount of Guarantee. Notwithstanding anything to the contrary in this Guarantee, each of the Guarantors, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor shall not constitute a fraudulent conveyance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable law of any other jurisdiction. To effectuate that intention, the Holders and the Guarantors hereby irrevocably agree that (i) the obligations of each Guarantor under its Guarantee are limited in an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering the Guarantee, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally and (ii) the obligations of each Guarantor that has become a JV Guarantor pursuant to Section 17 (n) of the Note, under its Guarantee shall be limited to an amount which is the lesser of (A) the JV Entitlement Amount and (B) an amount not to exceed the maximum amount that can be guaranteed by the applicable JV Guarantor without rendering the Guarantee, as it relates to such JV Guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Ranking of Guarantee. (a) The Guarantee of each Guarantor (i) is a general obligation of such Guarantor; (ii) is effectively subordinated to secured obligations of such Guarantor, to the extent of the value of the assets serving as security therefor; (iii) is senior in right of payment to all future obligations of such Guarantor expressly subordinated in right of payment to such Guarantee; and (iv) ranks at least pari passu in right of payment with all other unsecured, unsubordinated Indebtedness of such Guarantor (subject to any priority rights of such unsubordinated Indebtedness pursuant to applicable law). Pursuant to the Security Documents entered into by the Company and the Subsidiary Pledgors, as set forth in Section 17 of the Note and subject to the limitations described therein, the Guarantee of each Subsidiary Pledgor (i) is entitled to the benefit of a security interest in the Collateral (subject to any Permitted Liens pledged by such Subsidiary Pledgor; and (ii) ranks effectively senior in right of payment to the unsecured obligations of such Subsidiary Pledgor with respect to the value of the Collateral securing such Guarantee (subject to any priority rights of such unsecured obligations pursuant to applicable law).

Execution and Delivery of Guarantee. The execution by each Guarantor of this Guarantee evidences the Guarantee of such Guarantor, whether or not the person signing as an officer of the Guarantor still holds that office at the time of authentication of any Note.

Subject to certain exceptions as set forth in the Note, each of the Guarantors hereby further agrees that all payments of, or in respect of, principal of, and premium (if any) and interest in respect of this Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company, or the applicable Guarantor is organized or resident for tax purposes (or any political subdivision or taxing authority thereof or therein), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, each Guarantor severally agrees to pay such additional amounts as will result in receipt by the holder of this Guarantee of such amounts as would have been received by such holder had no such withholding or deduction been required.

Certain Guarantor Representations. Each Guarantor represents that: (a) it is in its best interest and in pursuit of the purposes for which it was organized as an integral part of the business conducted and proposed to be conducted by the Company and its Subsidiaries, and reasonably necessary and convenient in connection with the conduct of the business conducted and proposed to be conducted by them, to induce the Holders to enter into the Note and to extend credit to the Guarantor by making the Guarantee; (b) the credit available under the Note will directly or indirectly inure to its benefit; (c) by virtue of the foregoing it is receiving at least reasonably equivalent value from the Holders for its Guarantee; (d) it will not be rendered insolvent as a result of entering into this Guarantee; (e) after giving effect to the transactions contemplated by this Guarantee, it will have assets having a fair saleable value in excess of the amount required to pay its probable liability on its existing debts as such debts become absolute and matured; (f) it has, and will have, access to adequate capital for the conduct of its business; (g) it has the ability to pay its debts from time to time incurred in connection therewith as such debts mature; and (h) it has been advised that the Holders are unwilling to enter into the Note unless this Guarantee is given by it.

Successors and Assigns. The provisions of this Guarantee shall inure to the benefit of the Holders and their permitted successors and permitted assigns and shall be binding upon the Guarantor and its respective successors and assigns. The Guarantor may not assign its rights or obligations under this Guarantee without the written consent of the Holders. The Holder may at any time assign to one or more assignees all or a portion of its rights under this Guarantee by execution of an assignment agreement in the form attached to this Guarantee as Exhibit 1.

Governing Law and Dispute Resolution.

(a)	This Guarantee shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Guarantee shall be governed by, the internal laws of the State of New York without regard to any choice of Laws or conflict of Laws provisions that would require the application of the Laws of any other jurisdiction.

(b)	Any legal action or proceeding with respect to this Guarantee and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Guarantee and the rights and obligations arising hereunder brought by the other party or its successors or assigns, shall be brought and determined non- exclusively in any state or federal courts located in the City and County of New York. Each of the parties hereby irrevocably submits with regard to any such action or proceeding to the personal jurisdiction of the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Guarantee, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section, (b) any claim of sovereign immunity in respect of itself or its property and (c) t, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Guarantee or the subject matter hereof may not be enforced in or by such courts. Each party hereby consents to service being made through the notice provision set forth in Section 24 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses obtained pursuant to Section 24 of the Note shall be effective service of process for any suit or proceeding in connection with this Note. Service shall be deemed complete upon receipt by addressee.

WAIVER of JURY. THE GUARANTOR AND THE HOLDER HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRAIL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

IN WITNESS WHEREOF, the Guarantors/each of the undersigned have caused this Guarantee to be executed and delivered by its duly authorised officer as of the date set forth above.

[signature page to Subsidiary Guaranty]

Xinyuan International Property Investment Co., Ltd.

By:
Name:
Title:

Xinyuan Real Estate, Ltd.

By:
Name:
Title:

Xinyuan International (HK) Property Investment Co., Limited

By:
Name:
Title:

Victory Good Development Limited

By:
Name:
Title:

South Glory International Limited

By:
Name:
Title:

Elite Quest Holdings Limited

By:
Name:
Title:

Accepted and agreed:

TPG Asia VI SF Pte. Ltd.

By:
Name:
Title:

Exhibit 1

[Form of Assignment Agreement]

EXHIBIT

IV

OPTION OF HOLDER TO ELECT

PURCHASE

If you wish to have all of this Note purchased by the Company pursuant to Section 10(n) or (p) of the Note, check the box: [  ]

If you wish to have a portion of this Note purchased by the Company pursuant to Section 10(n) or (p) of the Indenture, state the amount (in original principal amount) below: US$____.

Wire transfer instructions for delivery of proceeds from the purchase of the Note are as follows:

[                         ]

Date:

Your Signature:
(Sign exactly as your name appears on the other side of this Note)

Exhibit B

Chairman Letter Agreement

[●], 2013

Mr. Zhang Yong [ADDRESS]

This letter agreement (this “Letter”) is entered into as of [●], 2013, by and among you (“you” or the “Chairman”) and the undersigned investor (the “Investor” and, together with the Chairman, the “Parties”). Reference is made to that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of [●], by and among Xinyuan Real Estate Co., Ltd. (the “Company”), the Guarantors (as defined therein) and the Investor.

In consideration of the covenants and agreements set forth in this Letter and the other Transaction Documents, and intending to be legally bound by this Letter, the Chairman (on behalf of himself and his Affiliates) and the Investor hereby agree as follows:

1.	Certain Definitions. For the purposes of this Letter:

a.	the following terms shall have the meanings assigned to such terms in the Note: “Change of Control”, “Equity Security” and “Fundamental Transaction”;

b.	“Affiliate” shall have the meaning assigned to such terms in the Purchase Agreement, provided that the Company and its Subsidiaries shall not be considered Affiliates of the Chairman for purposes of this Letter; and

c.	all other capitalized terms used but not otherwise defined in this Letter shall have the meanings assigned to such terms in the Purchase Agreement.

2.	Limitation on Transfers. Without the Investor’s prior written consent, neither the Chairman nor any of his Affiliates shall directly or indirectly, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of, or suffer to exist (whether by operation of law or otherwise) any Lien on, any Equity Securities of the Company directly or indirectly held by the Chairman or his Affiliates or any right, title or interest therein or thereto (including any contractual or other legal arrangement having the effect of transferring any or all of the benefits of ownership or economic rights), or otherwise take any action to the effect that any other Person will become a “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Equity Security of the Company directly or indirectly held by the Chairman or his Affiliates (each, a “Transfer”), which would constitute a Change of Control.

3.	Tag-Along Rights.

a.        If the Chairman or his Affiliates (as applicable, in such capacity, the “Transferring Stockholder”) proposes to directly or indirectly Transfer any Equity Securities of the Company in one or a series of related transactions to a third party (the “Transferee”) which constitutes, or could reasonably be expected to result in, the Transfer of at least 50% of the total Equity Securities of the Company held by the Chairman and his Affiliates, the Transferring Stockholder shall send a written notice to the Investor (the “Transfer Notice”) at least forty-five (45) calendar days prior to the proposed closing of such Transfer between the Transferring Stockholder and the Transferee. The Transfer Notice shall state, (i) the name of the Transferring Stockholder, (ii) the name and address of the Transferee, (iii) the amount of Equity Securities to be Transferred (the “Offered Shares”), (iv) the amount and form of the proposed consideration for the proposed Transfer and (v) the other terms and conditions of the proposed Transfer.

b.        The Investor shall have the right (the “Tag-Along Right”) but not the obligation to require the Transferee to purchase from the Investor, at the same consideration per Share offered to the Transferring Stockholder and upon the same terms and conditions as to be paid and given to the Transferring Stockholder as set forth in the Transfer Notice, all or a portion of the Equity Securities held by the Investor.

c.        For the Investor to exercise such Tag-Along Right, within twenty (20) calendar days after the delivery of the Transfer Notice, the Investor shall deliver a notice of such election (the “Tag-Along Notice”) to the Transferring Stockholder, specifying the amount of Equity Securities with respect to which it has elected to exercise its Tag-Along Right. Such Tag-Along Notice shall be irrevocable and shall constitute a binding agreement by the Investor to Transfer such Equity Securities on the terms and conditions set forth in the Transfer Notice; provided however, in connection with any such Transfer from the Investor to the Transferee as contemplated hereunder, the Investor shall not be required to make any representation or warranty other than as to its own knowledge or indemnity regarding any matter concerning the business of the Company or its Subsidiaries.

d.        Where the Investor has properly elected to exercise its Tag-Along Right and the proposed Transferee fails to purchase the Investor’s Equity Securities specified in the Tag-Along Notice from the Investor, the Transferring Stockholder shall not make the proposed Transfer, and if any Transfer is purported to be made, such Transfer shall be void and null ab initio.

4.	Avoidance of Restrictions. The Parties agree that the Transfer restrictions in this Letter shall not be capable of being avoided by the holding of Equity Securities of the Company indirectly through a company or other entity that can itself be sold in order to dispose of an interest in the Equity Securities of the Company free of such restrictions. Any Transfer or other disposal of any shares (or other interests) of the entity holding equity interest in a Party shall be treated as being a Transfer of the Equity Securities of the Company held by that Party, and the provisions of this Letter that apply in respect of the Transfer of the Equity Securities of the Company shall thereupon apply in respect of the Equity Securities of the Company so held.

5.	Representations and Warranties. The Chairman represents to the Investor, and the Investor represents to the Chairman (to the extent applicable), that:

a.	such Party has the full power and authority to enter into, execute and deliver this Letter and to perform the transactions contemplated hereby, and such Party is duly incorporated or organized and existing under the laws of the jurisdiction of its incorporation or organization;

b.	the execution and delivery by such Party of this Letter and the performance by such Party of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action of such Party;

c.	assuming the due authorization, execution and delivery hereof by the other Parties, this Letter constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally; and

d.	the execution, delivery and performance of this Letter by such Party and the consummation of the transactions contemplated hereby will not (i) violate any provision of any organizational or governance document of such Party, (ii) require such Party to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental Authority or any other Person pursuant to any instrument, contract or other agreement to which such Party is a party or by which such Party is bound, (iii) result in any breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which such Party is a party or by which such Party is bound, or (iv) violate any Law.

6.	Non-Competition. The Chairman will not, and will ensure that each of his Affiliates will not, without the prior written consent of the Investor:

a.	enter into any business that is engaged in the purchase, development, construction or improvement of real estate in China;

b.	solicit for himself, itself or any Person other than the Company and its Subsidiaries a customer or client of the Company or any of its Subsidiaries for any enterprise that competes with the Company or any of its Subsidiaries; or

c.	persuade, solicit or encourage any employee of the Company or any of its Subsidiaries to leave its employ;

provided that the Chairman (or any Affiliate) will be entitled, for investment purposes, to purchase and trade shares of a public company which are listed for trading on a recognized stock exchange and the business of which public company may be in competition with the Company or any Subsidiary, provided that the Chairman (and any Affiliate) will not directly or indirectly, own more than five percent (5%) of the issued capital of the public company, or participate in its management.

7.	Voting.

a.	As of immediately prior to the Closing, and at all times following the Closing, unless otherwise agreed by the Investor in writing, the Chairman shall, and shall cause each of his Affiliates to, by shareholder vote or otherwise, use his or its reasonable best efforts, so as:

i.	to cause the Investor Director to be duly elected to the Board;

ii.	not to remove the Investor Director from the Board;

iii.	not to approve any Fundamental Transaction or any other transaction that constitutes or could reasonably be expected to lead to a Change of Control;

iv.	not to change the Investment Committee charter; and

v.	to ensure that the Investor Director will be a member of the Investment Committee.

8.	Transaction Documents. The Chairman shall, and shall cause each of his Affiliates to, take all actions, as may be within their control, as may be required to ensure that the Company and each of its Subsidiaries performs all of its obligations under each of the Transaction Documents to which it is a party.

9.	Entire Agreement. This Letter constitutes the full and entire understanding and agreement among the Parties with regard to the subjects hereof.

10.	Notice. All notices, requests, claims, demands, waivers and other communications required or permitted under this Letter shall be in writing and shall be mailed by reliable overnight delivery service or delivered by hand, facsimile or messenger as follows:

b.	If to the Chairman or his Affiliates:

Mr. Zhang Yong

[Address]

Facsimile:

with a copy to:

[●]

Attention: [●]

Facsimile: [●]

c.	If to the Investor, pursuant to the notice information of the Investor set forth in Section 11.8 of the Purchase Agreement.

11.	Amendments and Waivers. Any term of this Letter may be amended and the observance of any term of this Letter may be waived (either generally or in a particular instance and either retroactively or prospectively), only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Chairman, on behalf of himself and his

Affiliates, and the Investor or, in the case of a waiver, by the Party against whom the waiver is to be effective.

12.	Miscellaneous. The terms of Section 1.2 (Interpretation) and Section 11 (Miscellaneous) (other than with respect to Section 11.7 (Entire Agreement), Section 11.8 (Notices), Section 11.10 (Amendments and Waivers)) of the Purchase Agreement are hereby incorporated into this Letter in haec verba, with the understanding that references to:

a.    “this Agreement” in such provisions shall be deemed to mean this Letter;

b.	a “party” or the “parties” in such provisions shall be deemed to mean the Parties to this Letter; and

c.	“Company” or “Guarantors” in such provisions shall be deemed to mean the Chairman and his Affiliates.

13.	Expiration / Termination. This provisions of this Letter shall terminate as follows: (A) the provisions contained in Section 6 of this Letter shall terminate upon the earlier to occur of (i) the repayment in full of the Notes or (ii) the conversion in full of the Notes, (B) the provisions contained in Sections 2, 3,and 4 of this Letter shall terminate and be of no further force or effect on the first date following the Closing of the Purchase Agreement on which the Investor and its Affiliates no longer own at least 10% of the Company's Common Shares on an As-Converted Basis and (C) the provisions contained in Sections 7 and 8 of this Letter shall terminate and be of no further force or effect upon the first date following the Closing of the Purchase Agreement on which the Investor and its Affiliates no longer own at least 5% of the Company's Common Shares on an As- Converted Basis.

[Signature page follows.]

Please confirm that the foregoing is in accordance with your understanding of our agreement by signing and returning to us a copy of this letter.

Very truly yours,

INVESTOR
By:
Name:
Title:

Agreed to and accepted
as of the date first written above:

Mr. Zhang Yong

Exhibit C

Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

between

Xinyuan Real Estate Co., Ltd.

and

[●]

Dated [●], 2013

i

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of [●], 2013, by and between Xinyuan Real Estate Co., Ltd., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”), and TPG Asia VI SF Pte. Ltd. (the “Investor”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in Section 1.1 hereof.

WHEREAS, pursuant to the Securities Purchase Agreement dated [●], 2013 (the “Securities Purchase Agreement”) by and among the Company, the Investor and the guarantors listed on Schedule 1 therein, the Company has agreed to issue and sell to the Investor senior convertible notes in the aggregate principal amount of $ 75,761,009 (the “Notes”), and 12,000,000 Common Shares of the Company; and

WHEREAS, in connection therewith, and in order to induce the Investor to purchase the Notes and Common Shares, the Company desires to and has agreed to grant to the Investor the demand and other registration rights set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound by this Agreement, the parties hereto agree as follows:

1.          Definitions and Interpretation.

1.1.       Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the respective meanings set forth in this Section 1:

“ADSs” shall have the meaning set forth in the recitals of this Agreement; each ADS currently represents two (2) Common Shares.

“Affiliate” of any Person shall have the meaning assigned to it in the Securities Purchase Agreement.

“Agreement” shall mean this Agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.

“As-Converted Basis” shall mean, for the purpose of determining the number of Common Shares outstanding, a basis of calculation which only takes into account (a) the number of Common Shares actually issued and outstanding at the time of such determination, and (b) the number of Common Shares that are then issuable upon conversion of the Notes.

“Asian/European Listing” shall have the meaning set forth in Section 9.2.

“Asian/European Public Offering” shall have the meaning set forth in Section 9.2(c).

“Board of Directors” shall mean the Board of Directors of the Company.

“Business Day” shall mean any day other than a Saturday or Sunday or a day on which banks are required to close in New York, the Cayman Islands, Hong Kong or the PRC or on which a tropical cyclone warning no.8 or above or a “black” rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m. Hong Kong time.

“Closing Date” shall have the meaning set forth in the Securities Purchase Agreement.

“Common Shares” shall mean the common shares, par value $0.0001 per share, of the Company, including common shares represented by ADSs or other depositary receipts and any other capital stock of the Company into which such common share is reclassified or reconstituted, and any securities of the Company or any successor which may be issued on or after the date hereof in respect of, or in exchange for, Common Shares pursuant to, among others, merger, consolidation, stock split, stock dividend, recapitalization of the Company or otherwise.

“Company” shall have the meaning set forth in the recitals of this Agreement.

“Company Underwriter” shall have the meaning set forth in Section 5.1.

“Demand Request” shall have the meaning set forth in Section 4.1.

“Deposit Agreement” shall mean the deposit agreement, dated as of December 11, 2007, among the Company, JPMorgan Chase Bank N.A., as depositary, and holders of ADSs.

“Depositary” shall mean JPMorgan Chase Bank N.A., as depositary in connection with the Deposit Agreement.

“Designated Holder” shall mean the Investor and any permitted transferee of the Investor to whom either any Notes or Registrable Securities have been transferred in accordance with Section 10.4 of this Agreement, other than a transferee to whom Registrable Securities have been transferred pursuant to a Registration Statement under the Securities Act or Rule 144 or Regulation S under the Securities Act (or any successor rules thereto), but in each case solely for so long as the Investor or such transferee continue to be a holder of Registrable Securities.

“Electing Holders” shall have the meaning set forth in Section 6.1.

“Eligible Market” shall have the meaning set forth in the definition of “Trading Day” as set forth in this Section 1.1.

“Effectiveness Period” shall have the meaning set forth in Section 3.2(a).

“Event” shall have the meaning set forth in Section 3.3.

“Event Payment Date” shall have the meaning set forth in Section 3.3.

“Event Payments” shall have the meaning set forth in Section 3.3.

“Equity Securities” shall mean, with respect to any Person, such Person’s capital stock, membership interests, partnership interests, registered capital, joint venture or other ownership interests or any options, warrants or other securities, in each case that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, membership interests, partnership interests, registered capital or joint venture or other ownership interests. Unless the context otherwise requires, any reference to “Equity Securities” refers to the Equity Securities of the Company.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

“FINRA” shall mean the Financial Industry Regulatory Authority (or any successor entity thereto).

“Governmental Authority” shall mean any government or political subdivision thereof; any department, agency or instrumentality of any government or political subdivision thereof; any court or arbitral tribunal; and the governing body of any securities exchange or other self-regulatory body, whether domestic or foreign, in each case having competent jurisdiction.

“Holders’ Counsel” shall have the meaning set forth in Section 7.1(a).

“Incidental Registration” shall have the meaning set forth in Section 5.1.

“Indemnified Party” shall have the meaning set forth in Section 8.3.

“Indemnifying Party” shall have the meaning set forth in Section 8.3.

“Investors” shall have the meaning set forth in the recitals of this Agreement and shall also include any permitted transferee thereof.

“Inspector” shall have the meaning set forth in Section 6.2(b).

“Liability” shall have the meaning set forth in Section 8.1.

“Majority Interest” shall mean the Designated Holders beneficially owning at least a majority of the then-outstanding Registrable Securities (the determination of such majority shall be calculated on an As-Converted Basis).

“Notes” shall have the meaning set forth in the recitals of this Agreement.

“Other Shareholders” shall have the meaning set forth in Section 5.1.

“Participating Holder” shall have the meaning set forth in Section 6.1.

“Person” shall mean any individual, association, partnership, limited liability company, joint venture, corporation, trust, unincorporated organization, Governmental Authority or any other form of entity.

“Records” shall have the meaning set forth in Section 6.2(b).

“Registrable Securities” shall mean, subject to Section 2.2 below (a) any Common Shares issued in accordance with the Securities Purchase Agreement; (b) any Common Shares issuable upon the conversion of the Notes and (c) any other Common Shares of the Company issued in respect of the Common Shares described in subsections (a) or (b) above (because of stock splits, stock dividends, combination of shares, reclassifications, recapitalizations, mergers, consolidations or other reorganization or similar events and any Common Shares issuable upon conversion, exercise or exchange thereof).

“Registration Expenses” shall have the meaning set forth in Section 7.3.

“Registration Statement” shall mean a registration statement filed pursuant to the Securities Act.

“Required Effectiveness Date” shall mean the earlier of (A) the date that is sixty (60) days from the Required Filing Date; provided, that, if the SEC reviews and has written comments to the filed Registration Statement, then the Required Effectiveness Date under this clause shall be ninety (90) days from the Required Filing Date, or (B) five (5) Business Days following the date the SEC or the Staff notifies the Company that it will not review the Registration Statement or that the Company may request effectiveness of the Registration Statement.

“Required Filing Date” shall have the meaning set forth in Section 3.1.

“SEC” shall mean the United States Securities and Exchange Commission or any similar or successor agency then having jurisdiction to enforce the Securities Act.

“SEC Approved Registrable Securities” shall mean Registrable Securities other than SEC Non-Registrable Securities.

“SEC Non-Registrable Securities” shall mean the Registrable Securities excluded from the Registration Statement either (i) pursuant to Section 3.2(b) because the SEC or the Staff has indicated through comment letters or otherwise that such securities are not eligible to be resold under Rule 415 of the Securities Act, or (ii) pursuant to Section 3.2(c).

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Securities Purchase Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Shelf Registration Statement” shall have the meaning set forth in Section 3.1.

“Staff” shall have the meaning set forth in Section 3.2(b).

“Trading Day” shall mean (a) any day on which the Common Shares are listed or quoted and traded on any national securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted (an “Eligible Market”), or (b) if the Common Shares are not then listed or quoted and traded on any Eligible Market, then a day on which trading occurs on the OTC Bulletin Board (or any successor thereto), or (c) if trading ceases to occur on the OTC Bulletin Board (or any successor thereto), any Business Day.

“Transaction Documents” shall mean this Agreement, the Securities Purchase Agreement, the Notes and any other agreement, certificate or other document to be entered into or delivered pursuant to the terms of the Securities Purchase Agreement or in connection therewith.

“Underwriter Identification” shall have the meaning set forth in Section 3.2(b).

1.2.         Interpretation. Unless the context otherwise requires:

(a)          Directly or Indirectly. The phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning.

(b)          Gender and Number. All words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.

(c)          Headings. Headings, titles and subtitles are included for convenience only and shall not affect the construction or interpretation of any provision of this Agreement.

(d)          Include not Limiting. “Include,” “including,” “are inclusive of’ and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”

(e)          Laws. References to “Laws” shall include all applicable laws, regulations, rules and orders of any Governmental Authority, or any other self-regulating body, any common or customary law, constitution, code, ordinance, statute or other legislative measure and any regulation, rule, treaty, order, decree or judgment; and “lawful” shall be construed accordingly.

(f)          References. References to this Agreement include the Schedules and Exhibits, which form an integral part hereof. A reference to any Section, Schedule or Exhibit is, unless otherwise specified, to such Section of, or Schedule or Exhibit to this Agreement. The words “hereof,” “hereunder” and “hereto,” and words of like import, unless the context requires otherwise, refer to this Agreement as a whole and not to any particular Section hereof or Schedule or Exhibit hereto. Any agreement, instrument or statute defined or referred to in this Agreement means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes or any rules or regulations promulgated under such statutes. The term “party” or “parties” shall mean a party to or the parties to this Agreement. All references in this Agreement to “dollars” or “$” shall mean United States dollars. Any period of time hereunder ending on a day that is not a Business Day shall be extended to the next Business Day. The word “day”, unless otherwise indicated, shall be deemed to refer to a calendar day.

(g)          Drafting and Negotiation. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by each of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(h)          Knowledge. Where any statement is qualified by the expression “to a Person’s knowledge, information and belief” or any similar expression, that statement shall, unless otherwise stated or context otherwise demands, be deemed to refer to such Person’s actual knowledge and the deemed knowledge of such matters as such Person would have discovered, had such Person made reasonable enquiries and investigations of a Person in the position of such Person. In respect of the “knowledge of the Company”, the foregoing sentence shall be interpreted by replacing the term “Such Person” or other words of similar intent with “Mr. Zhang Yong and Mr. Cui Yong” mutatis mutandis.

(i)          Writing. References to writing and written include any mode of reproducing words in a legible and non-transitory form including emails and faxes.

(j)          Language. This Agreement is drawn up in the English language.

2.            General, Securities Subject to this Agreement.

2.1.         Grant of Rights. The Company hereby grants registration rights to the Designated Holders upon the terms and conditions set forth in this Agreement.

2.2.          Registrable Securities. For the purposes of this Agreement, Common Shares of the Company listed in the definition of “Registrable Securities” in Section 1.1 hereof will cease to be Registrable Securities, when (i) a Registration Statement covering such Registrable Securities has been declared effective under the Securities Act by the SEC and all such Registrable Securities have been disposed of pursuant to such effective Registration Statement, (ii) the entire amount of the Registrable Securities owned by a Designated Holder may be sold in a single sale without any limitation as to volume pursuant to Rule 144 (or any successor provision then in effect) under the Securities Act, or (iii) such Registrable Securities have been sold pursuant to Rule 144 under the Securities Act. Wherever reference is made in this Agreement to a request or consent of holders of a certain percentage of Registrable Securities, the determination of such percentage shall be calculated on an As-Converted Basis.

2.3.         Holders of Registrable Securities. A Person is deemed to be a holder of Registrable Securities whenever such Person owns of record Registrable Securities, or holds an option to purchase, or a security convertible into or exercisable or exchangeable for, Registrable Securities whether or not such acquisition or conversion has actually been effected; provided, in each case, that if such Registrable Securities were acquired from the original holder, such transfer was made in compliance with Section 10.4 hereof. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of the instructions, notice or election received from the record owner of such Registrable Securities. Registrable Securities issuable upon exercise of an option or upon conversion, exercise or exchange of another security shall be deemed outstanding for the purposes of this Agreement.

3.            Mandatory Registration.

3.1.         Filing of Shelf Registration Statement.

(a)          Not later than forty-five (45) days after the Closing Date (such 45th day, the “Required Filing Date”), the Company shall file with the SEC a Registration Statement pursuant to Rule 415 of the Securities Act (the “Shelf Registration Statement”) on Form F-3 (or any successor form thereto), or if Form F-3 may not be used by the Company pursuant to applicable Laws, on Form F-1 (or any successor form thereto), with respect to the resale, from time to time, of all of the Registrable Securities beneficially owned by the Designated Holders. The disposition of Registrable Securities from the Shelf Registration Statement may occur, at any time, in one or more underwritten offerings, block transactions, broker transactions, at-market transactions or in such other manner or manners as may be specified by the applicable Designated Holders.

(b)          Each Designated Holder shall be obligated to: (x) furnish to the Company in writing such information with respect to such Designated Holder, the Registrable Securities beneficially owned by it and the intended method of disposition of the Registrable Securities, as the Company may reasonably request to effect the registration of such Registrable Securities and (y) shall timely execute such documents in connection with such registration as the Company may reasonably request.

3.2.         Effective Shelf Registration Statement.

(a)          The Company shall use its reasonable best efforts to cause the Shelf Registration Statement to become effective as soon as practicable but in any event on or prior to the Required Effectiveness Date, and shall use its reasonable best efforts to keep the Shelf Registration Statement continuously effective under the Securities Act, subject to the provisions of Sections 7.4 and 7.5 hereof, until there are no more Registrable Securities outstanding pursuant to Section 2.2 (such period being the “Effectiveness Period”).

(b)          Notwithstanding anything to the contrary in this Agreement (other than Section 3.2(d) below), in the event the staff of the SEC (the “Staff”) or the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting an offering of securities by or on behalf of the Company such that Rule 415 is not available to the Company to register the resale of such Registrable Securities and, as a result, the Staff or the SEC does not permit such Registration Statement to become effective and used for resales in a manner that permits the continuous resale at the market by the Designated Holders participating therein (or as otherwise may be acceptable to each Designated Holder) without being named therein as an “underwriter,” then the Company shall reduce the number of shares to be included in such Registration Statement (in accordance with the following sentence) until such time as the Staff and the SEC shall so permit such Registration Statement to become effective as aforesaid. In making such reduction, the Company shall reduce the number of Registrable Securities to be included by all other Designated Holders on a pro rata basis (based upon the number of Registrable Securities otherwise required to be included for each such Designated Holder) unless the inclusion of Registrable Securities by a particular Designated Holder or a particular set of Designated Holders results in the Staff or the SEC’s taking the position that the inclusion of such Registrable Securities by such Designated Holders would constitute a registration “by or on behalf of the Company,” in which event, the Registrable Securities beneficially owned by such Designated Holder or set of Designated Holders shall be the only Registrable Securities subject to reduction. In addition, in the event that the Staff or the SEC requires any Designated Holder seeking to sell securities under a Registration Statement filed pursuant to this Agreement to be specifically identified as an “underwriter” (an “Underwriter Identification”) in order to permit such Registration Statement to become effective, and such Designated Holder (subject to Section 3.2(d) below) does not consent to being so named as an underwriter in such Registration Statement, then, in each such case, the Company shall reduce the total number of Registrable Securities to be registered on behalf of such Designated Holder, only to the extent necessary as would cause the Staff or the SEC not to require such Underwriter Identification or until such Designated Holder accepts such Underwriter Identification and the manner thereof. In the event of any reduction in Registrable Securities pursuant to this Section 3.2(b), if requested by a Designated Holder holding Registrable Securities that were so excluded from such registration, the Company shall use its reasonable best efforts to cause such Registrable Securities to be registered to the greatest extent and at the earliest opportunity practicable and in any event not later than sixty (60) days after the earliest practicable date permitted under applicable guidance of the SEC and the Staff (and shall use its reasonable best efforts to effect additional registrations of Registrable Securities until all such securities have been included in additional Registration Statements).

(c)          Notwithstanding anything to the contrary in this Agreement, a Designated Holder shall have the right to require the Company to exclude all or any portion of such Designated Holder’s Registrable Securities from any Registration Statement, by written notice to the Company upon such Designated Holder’s reasonable belief that (i) inclusion of such Registrable Securities in the Registration Statement could subject such Designated Holder to underwriter liability, or (ii) the SEC or the Staff will impose material restrictions and terms on the disposition of such Registrable Securities. In such event, the Company shall be required to file a new Registration Statement for such excluded shares in accordance with Section 3.2(b).

(d)          If any such Registration Statement and related prospectus refer to any Designated Holder by name or otherwise as the holder of any securities of the Company and if in such holder’s sole and exclusive judgment, such holder is or might be deemed to be an underwriter or a controlling Person of the Company, or that such reference could reasonably be expected to result in an Underwriting Identification requirement, such holder shall have the right to (i) require the insertion therein of language, in form and substance satisfactory to such holder and presented to the Company in writing, to the effect that the holding by such holder of such securities is not to be construed as a recommendation by such holder of the investment quality of the Company’s securities covered thereby and that such holding does not imply that such holder will assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such holder by name or otherwise is not required to be included in the Registration Statement at the direction of the Staff, by the Securities Act or any similar federal statute then in force, require the deletion of the reference to such holder.

3.3.         Event Payments. Should an Event (as defined below) occur then, upon each monthly anniversary of the occurrence of such Event (an “Event Payment Date”) until the applicable Event is cured, as relief for the damages suffered therefrom by the Designated Holders (the parties hereto agreeing that the liquidated damages provided for in this Section 3.3 constitute a reasonable estimate of the damages that may be incurred by the Designated Holder by reason of such Event and that such liquidated damages represent the exclusive monetary remedy for the Designated Holders for damages suffered due to such Event; provided, however, that this shall in no manner limit the Designated Holders’ entitlement to specific performance as provided for in Section 10.2), the Company shall pay to each Designated Holder an amount in cash, as liquidated damages and not as a penalty, equal to one- twentieth of a percent (0.05%) of (i) the number of SEC Approved Registrable Securities then beneficially owned by such Investors as of the date of such Event, multiplied by (ii) the purchase price paid by such Investors for such SEC Approved Registrable Securities then beneficially owned, for each day that such Event continues, excluding the day on which such Event has been cured. The payments to which an Investor shall be entitled pursuant to this Section 3.3 are referred to herein as “Event Payments.” In the event the Company fails to make Event Payments to an Investor within five (5) Business Days after an Event Payment Date, such Event Payments owed to such Investor shall bear interest at the rate of one half percent (0.5%) per month (prorated for partial months) until paid in full. All pro rated calculations made pursuant to this paragraph shall be based upon the actual number of days in such pro rated month. Notwithstanding the foregoing provisions, in no event shall the Company be obligated to pay such liquidated damages in an aggregate amount that exceeds five percent (5%) of the purchase price paid by the Investors for the Registrable Securities pursuant to the Purchase Agreement.

For such purposes, each of the following shall constitute an “Event”:

(a)          (i) a Registration Statement is not filed on or prior to the Required Filing Date or is not declared effective on or prior to the Required Effectiveness Date except: (A) as provided for in Section 7.4, or (B) in the event that the SEC or the Staff (whether by means of a comment letter provided by the SEC or the Staff relating to the Registration Statement or otherwise) makes a determination that the registration of the Registrable Securities under the Registration Statement may not be appropriately characterized as secondary offerings that are eligible to be made on a shelf basis under Rule 415 or that one or more of the Designated Holders should be subjected to Underwriter Identification; and

(b)          on and after the effective date of a Registration Statement filed under this Agreement, a Designated Holder is not permitted to sell SEC Approved Registrable Securities under the Registration Statement (or a subsequent Registration Statement filed in replacement thereof) for any reason (other than the fault of such Designated Holder) for more than sixty (60) days in any one hundred and eighty day (180) day period or for more than one hundred (100) days in any twelve month period.

3.4.         Expenses. The Company shall bear all Registration Expenses in connection with this Section 3, whether or not the Shelf Registration Statement becomes effective.

3.5.         Company Registrations. The Company shall not, from the date hereof until the date occurring sixty (60) days after the date the Shelf Registration Statement is declared effective, prepare and file with the SEC a Registration Statement relating to an offering for its own account or the account of others under the Securities Act of any of its Equity Securities other than a Registration Statement on Form S-8 or Form F-4.

4.            Demand registration.

4.1          If, at any time after the Required Filing Date and prior to the expiration of the Effectiveness Period, (i) (A) additional Registrable Securities, which have not been included in the Shelf Registration Statement of the Company pursuant to Section 3.1 above, are issued or issuable to, or otherwise acquired by, a Designated Holder or (B) a Registration Statement covering the sale of all of the Registrable Securities is not then effective and available for sales thereof by a Designated Holder for any reason (other than the fault of such Designated Holder or as a result of a suspension or discontinuance or restriction permitted under Section 7.4, Section 7.5 or Section 7.6), and (ii) the Company receives from one or more Designated Holders a written request (the “Demand Request”) (which request shall state the number of shares of Registrable Securities to be disposed of and the intended methods of disposition of such shares by the Designated Holders), the Company shall as soon as practicable, file and use reasonable best efforts to effect no more than two (2) such registrations during the period from the Required Filing Date to the expiration of the Effectiveness Period (but not more frequently than once per 180 day period) and to permit or facilitate the sale and distribution of all of such Registrable Securities. The Company shall file a Shelf Registration Statement on a Form F-3 no later than thirty (30) days following its receipt of a Demand Request; provided that if the Company is required to file the Registration Statement on a Form F-1, then the Company shall have seventy-five (75) days from the date of its receipt of a Demand Request to prepare and file the Registration Statement. The Company shall give written notice at least fifteen (15) days prior to filing the Registration Statement to all Designated Holders and shall include in such Registration Statements all Registrable Securities of any Designated Holder that has delivered a written request to the Company to include its Registrable Securities at least five (5) days prior to the filing date of the applicable Registration Statement.

4.2.         Expenses. The Company shall bear all Registration Expenses in connection with this Section 4, whether or not a Registration Statement becomes effective.

5.            Incidental or “Piggy-Back” Registration.

5.1.         Request for Incidental Registration. Subject to Section 3.5, at any time after the date hereof until the end of the Effectiveness Period, if (i) the Company proposes to file a Registration Statement under the Securities Act with respect to an offering by the Company for its own account (other than a Registration Statement on Form F-4 or S-8 or any successor thereto), or (ii) the Company proposes to file a Registration Statement under the Securities Act with respect to an offering for the account of any shareholder of the Company other than any Designated Holder, then in each case the Company shall give written notice of such proposed filing to each of the Designated Holders at least thirty (30) days before the anticipated filing date, and such notice shall specify, at minimum, the proposed date of filing of such Registration Statement, any proposed means of distribution of such Registrable Securities or other securities, any proposed managing underwriter or underwriters of such Registrable Securities or other securities and a good faith estimate by the Company of the proposed maximum offering price thereof (or reasonable range thereof), as such price is proposed to appear on the facing page of such registration statement, and offer such Designated Holders the opportunity to register the number of Registrable Securities as each such Designated Holder may request (an “Incidental Registration”). The Company shall (within twenty (20) days of the notice by the Designated Holders provided for below in this sentence) cause the managing underwriter or underwriters in the case of a proposed underwritten offering (the “Company Underwriter”) to permit each of the Designated Holders who have requested in writing to the Company within ten (10) Business Days of the giving of the notice by the Company to participate in the Incidental Registration to include its, his or her Registrable Securities in such offering on the same terms and conditions as the securities of the Company or the account of such other shareholder, as the case may be, included therein. In connection with any Incidental Registration under this Section 5.1 involving an underwritten offering, the Company shall not be required to include any Registrable Securities in such underwritten offering unless the Designated Holders thereof accept the terms of the underwritten offering as reasonably agreed upon between the Company, such other shareholders, if any, and the Company Underwriter. If the Company Underwriter determines in writing to the Company that the registration of all or part of the Registrable Securities which the Designated Holders have requested to be included in an offering by the Company for its own account (other than a Registration Statement on Form F-4 or S-8 or any successor thereto) would materially adversely affect the price, timing or distribution of the securities offered or the price per security that will derive from such registration, then the Company shall be required to include in such Incidental Registration, to the extent of the amount that the Company Underwriter believes may be sold without causing such adverse effect, (i) all of the securities to be offered for the account of the Company, (ii) the Registrable Securities to be offered for the account of the Designated Holders pursuant to this Section 5, as a group, which Registrable Securities shall be allocated pro rata among such Designated Holders based on the number of Registrable Securities requested to be included in such offering by each such Designated Holder and (iii) other securities requested to be included in such offering; provided, however, that no such reduction shall reduce the shares of Registrable Securities beneficially owned by the Designated Holders included in the registration to below 20% of the total amount of securities included in such registration, unless such adverse effect is related to any of the matters contemplated by Section 3.2(b) hereof, in which case such 20% floor shall not apply and such Registrable Securities may be excluded pursuant to the provisions of Section 3.2(b) hereof; provided, further, that the Designated Holder's rights under this sentence are subject to the pre-existing incidental registration rights of Burnham Securities and Joel Gardner under that certain Amended and Restated Shareholders Agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth therein, Burnahm Securities Inc. and Joel B. Gardner ("Burnham Agreement"). If the Company Underwriter determines in writing to the Company that the registration of all or part of the Registrable Securities which the Designated Holders have requested to be included in an offering for the account of any shareholder of the Company other than any Designated Holders (“Other Shareholders”) would materially adversely affect the price, timing or distribution of the securities offered or the price per security that will derive from such registration, then the Company shall be required to include in such Incidental Registration, to the extent of the amount that the Company Underwriter believes may be sold without causing such adverse effect, (i) all of the securities to be offered for the account of such Other Shareholders, (ii) the Registrable Securities to be offered for the account of the Designated Holders pursuant to this Section 5, as a group, which Registrable Securities shall be allocated pro rata among such other Designated Holders based on the number of Registrable Securities requested to be included in such offering by each such Designated Holder, (iii) all of the securities to be offered for the account of the Company, and (iv) other securities requested to be included in such offering; provided, however, that no such reduction shall reduce the shares of Registrable Securities beneficially owned by the Designated Holders included in the registration to below 20% of the total amount of securities included in such registration unless such adverse effect is related to any of the matters contemplated by Section 3.2(b) above, in which case such 20% floor shall not apply and such Registrable Securities may be excluded pursuant to the provisions of Section 3.2(b) and provided further that the rights of the Designated Holders under this sentence are subject to the pre-existing incidental registration rights of Burnham Securities and Joel Gardner under the Burnham Agreement. For the avoidance of doubt, no registration pursuant to this Section 5.1 shall relieve the Company of its obligations to register Registrable Securities pursuant to Sections 3.1 and 3.2.

5.2.         Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under Section 5.1 prior to the effectiveness of such registration whether or not any Designated Holder has elected to include Registrable Securities in such registration. A Designated Holder shall have the right, by written notice to the Company, to exclude all or any portion of such Designated Holder’s Registrable Securities from any Registration Statement effected pursuant to this Section 5 at any time prior to its effectiveness.

5.3.         Expenses. The Company shall bear all Registration Expenses in connection with any Incidental Registration pursuant to this Section 5, whether or not such Incidental Registration becomes effective.

6.            Underwritten Offerings.

6.1.         Market Underwritten Offering. In connection with the registration rights granted to the Designated Holders under Sections 3 and/or 4, the Designated Holders may distribute all or any portion of the Registrable Securities by means of an underwritten offering; provided, that: (i) a Majority Interest has requested such underwritten offering (the “Electing Holders”), (ii) the Electing Holders provide written notice to the Company and the other Designated Holders of their intention to distribute Registrable Securities by means of an underwritten offering; (iii) the managing underwriter or underwriters thereof shall be designated by the Electing Holders (provided, however, that such designated managing underwriter or underwriters shall be reasonably acceptable to the Company); (iv) each Designated Holder participating in such underwritten offering (each a, “Participating Holder,” and collectively, the “Participating Holders”) agrees to sell such Participating Holder’s Registrable Securities on the basis provided in any underwriting arrangements approved by the Electing Holders entitled to select the managing underwriter or underwriters hereunder; (v) each Participating Holder participating in such underwritten offering completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; and (vi) the underwritten sale pursuant to this Section must be for a number of Registrable Securities, which based on the good faith determination by the Electing Holders, would result in gross proceeds of at least $10 million. In no event shall the Company be required to undertake more than three (3) underwritten offerings at the request of the Designated Holders under this Agreement.

6.2.         The Company agrees that in the event an underwritten offering pursuant to this Section 6.1 is undertaken, the Company shall (without limitation to the obligations of the Company set forth in Section 6):

(a)          enter into and perform customary agreements (including an indemnity agreement with customary indemnification provisions and a lock-up undertaking with customary lock-up provisions, duration and exclusions) and take such other actions as reasonably required in order to expedite or facilitate the disposition of such Registrable Securities, including causing its officers to participate in “road shows” and other information meetings organized by the underwriter, if applicable;

(b)          make available at reasonable times for inspection by any Designated Holder, any managing underwriter participating in any disposition of such Registrable Securities pursuant to a Registration Statement, Holders’ Counsel and any attorney, accountant or other agent retained by any such Designated Holder or any managing underwriter (each, an “Inspector” and, collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and such other information (collectively, the “Records”) as shall be reasonably necessary to enable any such Inspector to exercise their due diligence responsibility, and cause the Company’s and its subsidiaries’ officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspector in connection with such Registration Statement. Notwithstanding the foregoing, Records and other information that the Company determines, in good faith, to be confidential, and which is delivered to the Inspectors pursuant to written instruction to keep such information confidential, shall not be disclosed by the Inspectors or used for any purpose other than as necessary or appropriate for the purpose of such inspection (and the Inspectors shall confirm their agreement in writing in advance to the Company if the Company shall so request) unless (i) the disclosure of such Records is necessary, in the Company’s judgment, to avoid or correct a misstatement or omission in the Registration Statement, (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction after exhaustion of all appeals therefrom or (iii) the information in such Records was and/or becomes otherwise known to the Inspectors on a non-confidential basis, prior to or after its disclosure by the Company, or was and/or becomes generally available to the public. Each Designated Holder agrees that it shall promptly, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company’s expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential, and such Designated Holder shall reasonably cooperate with the Company in connection therewith;

(c)          furnish, at the request of any seller of Registrable Securities on the date such securities are delivered to the underwriters for sale pursuant to such registration or, if such securities are not being sold through underwriters, on the date the Registration Statement with respect to such securities becomes effective and dated as of such date, an opinion of counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to the seller making such request, covering such legal matters with respect to the registration in respect of which such opinion is being given as the underwriters, if any, and such seller may reasonably request and are customarily included in such opinions;

(d)          obtain one or more “cold comfort” letters, dated the effective date of such Registration Statement and dated the date of the closing under the applicable underwriting agreement, signed by the independent certified public accountants of the Company who have certified the financial statements included in such Registration Statement, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the holders of a Majority Interest may request; and

(e)          not require any Designated Holder to make any representations and warranties to, or agreements with, any underwriter in a registration other than reasonable and customary representations, warranties and agreements.

7.            Registration Procedures.

7.1.         Obligations of the Company. Whenever registration of Registrable Securities has been required or requested or is otherwise required pursuant to this Agreement, the Company shall use its reasonable best efforts to effect the registration of such Registrable Securities in accordance with the intended method of distribution thereof, and in connection with any such request, the Company shall, as expeditiously as possible:

(a)          before filing a Registration Statement or prospectus or any amendments or supplements thereto relating to Registrable Securities, the Company shall provide a single counsel selected by the Designated Holders beneficially owning a majority of the Registrable Securities being registered in such registration (“Holders’ Counsel”) with an adequate and appropriate opportunity, which shall not be less than five (5) Trading Days prior to such filing, to review and comment on such Registration Statement and each prospectus included therein (and each amendment or supplement thereto) to be filed with the SEC, and use reasonable best efforts to address such comments as the Holders’ Counsel may propose. The Company shall reasonably cooperate with Holders’ Counsel in performing the Company’s obligations under this Agreement. The Company shall promptly notify the Holders’ Counsel and each seller of Registrable Securities of any stop order issued or threatened by the SEC relating to Registrable Securities and take all actions required to prevent the entry of such stop order or to remove it if entered;

(b)          prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the period specified in such Section 3, or with respect to Section 5 and if not so specified therein, the lesser of (A) one hundred and eighty (180) days and (B) such shorter period which will terminate when all Registrable Securities covered by such Registration Statement have been sold and shall comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;

(c)          furnish to each seller of Registrable Securities, prior to filing a Registration Statement relating to Registrable Securities, at least one executed copy of such Registration Statement as is proposed to be filed, and thereafter such number of conformed copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such Registration Statement (including each preliminary prospectus and any summary prospectus) and such other documents or prospectus as each such seller may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such seller;

(d)          register or qualify such Registrable Securities under such other securities or “blue sky” Laws of such jurisdictions as any seller of Registrable Securities may reasonably request, and continue such registration or qualification in effect in such jurisdiction for as long as permissible pursuant to the Laws of such jurisdiction, or for as long as any such seller reasonably requests or until all of such Registrable Securities are sold, whichever is shortest, and do any and all other acts and things which may be reasonably necessary or advisable to enable any such seller to consummate the public sale or other disposition in such jurisdictions of the Registrable Securities owned by such seller; provided, however, that the Company shall not be required to (A) qualify generally to do business as a foreign entity in any jurisdiction where it would not otherwise be required to qualify but for this Section 7.1(d), or (B) consent to general service of process in any such jurisdiction;

(e)          promptly notify each seller of Registrable Securities: (i) when a prospectus, any prospectus supplement, a Registration Statement or a post-effective amendment to a Registration Statement (but only if relating to Registrable Securities) has been filed with the SEC, and, with respect to a Registration Statement or any post-effective amendment (but only if relating to Registrable Securities), when the same has become effective; (ii) of any comments or request by the SEC or any other federal or state Governmental Authority for amendments or supplements to a Registration Statement or related prospectus or for additional information (but only if relating to Registrable Securities); (iii) of the issuance by the SEC or any other Governmental Authority of any stop order suspending the effectiveness of a Registration Statement relating to Registrable Securities or of any order suspending or preventing the use of any related prospectus or the initiation or threatening of any proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceedings for such purpose; (v) of the existence of any fact or happening of any event (including the passage of time) of which the Company has knowledge which makes any statement of a material fact in such Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue or which would require the making of any changes to the Registration Statement or prospectus in order that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of such prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (vi) determination by counsel of the Company that a post-effective amendment to a Registration Statement relating to Registrable Securities is advisable;

(f)          upon the occurrence of any event contemplated by clause (v) of Section 7.1(e), as promptly as practicable, prepare a supplement, amendment or post-effective amendment to such Registration Statement or related prospectus and furnish to each seller of Registrable Securities a reasonable number of copies of such supplement to or an amendment or post-effective amendment of such Registration Statement or prospectus as may be necessary so that, after delivery to the purchasers of such Registrable Securities, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of such prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(g)          upon the occurrence of any event contemplated by clauses (iii) or (iv) of Section 7.1(e), as promptly as practicable, use its reasonable best efforts to promptly obtain the withdrawal of any such order or suspension and shall immediately notify each seller of Registrable Securities of any such withdrawal;

(h)          cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed; provided, that the applicable listing requirements are satisfied;

(i)           keep Holders’ Counsel reasonably advised in writing as to the initiation and progress of any registration hereunder; provided, that the Company shall provide Holders’ Counsel with all correspondence with Staff or the SEC in connection with any Registration Statement filed hereunder to the extent that such Registration Statement has not been declared effective on or prior to the date required hereunder;

(j)           provide reasonable cooperation to each seller of Registrable Securities and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(k)          cooperate with the Designated Holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates representing such Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free of any restrictive legends and in such denominations and registered in such names as such Designated Holders may request;

(l)           not later than the Required Effectiveness Date of any Registration Statement, provide CUSIP numbers for the Registrable Securities registered for resale under such Registration Statement, and provide the transfer agent for the Registrable Securities one or more certificates for such Registrable Securities, in a form eligible for deposit with the Depository Trust Company;

(m)          cooperate with Designated Holders and the Depositary to facilitate the timely delivery of ADSs (in book entry or certificated form) to be delivered to a transferee pursuant to a Registration Statement, which ADSs shall be free of all restrictive legends. In connection therewith, if required by the Company’s agent which maintains the register of members of Common Shares or the Depositary, the Company shall promptly after the effectiveness of the Registration Statement cause an opinion of legal counsel as to the effectiveness of the Registration Statement to be delivered to such agent or the Depositary, together with any other authorizations, certificates and directions requested by such agent or the Depositary, which authorize and direct such agent or the Depositary to issue such Registrable Securities without legend upon sale by the Designated Holders under the Registration Statement; and

(n)          take all other steps reasonably necessary and advisable to effect the registration of the Registrable Securities contemplated hereby.

7.2.         Seller Information. The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish, and such seller shall furnish, to the Company such information regarding the distribution of such securities as the Company may from time to time reasonably request in writing in response to requests made by the Staff or to permit the Company to comply with the rules and regulations of the SEC. The furnishing of such information shall be a condition to the inclusion of the seller’s shares in such registration.

7.3.         Registration Expenses. The Company shall pay all expenses arising from or incident to its performance of, or compliance with, this Agreement, including (i) SEC, stock exchange and FINRA registration (including fees, charges and disbursements of counsel in connection with FINRA registration) and filing fees, (ii) all fees and expenses incurred in complying with securities or “blue sky” Laws (including reasonable fees, charges and disbursements of counsel to any underwriter incurred in connection with “blue sky” qualifications of the Registrable Securities as may be set forth in any underwriting agreement), (iii) all printing, messenger and delivery expenses, (iv) the reasonable fees, charges and expenses of the Holders’ Counsel (including the fees charges and expenses incurred in connection with any amendments to a Registration Statement), (v) the reasonable fees, charges and expenses of counsel to the Company and of its independent certified public accountants and any other accounting fees, charges and expenses incurred by the Company (including any expenses arising from any “cold comfort” letters or any special audits incident to or required by any registration or qualification), regardless of whether such Registration Statement is declared effective, and (vi) any depository or other fees under the Deposit Agreement. All of the expenses described in the preceding sentence of this Section 7.3 are referred to herein as “Registration Expenses.” It is understood and agreed by the parties to this Agreement that the Company's obligation to reimburse the fees and disbursements of Holder's Counsel shall be limited to $80,000 for each registration undertaken by the Company under this Agreement. The Designated Holders of Registrable Securities sold pursuant to a Registration Statement shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of such Designated Holders’ Registrable Securities.

7.4.         Notice to Discontinue. Each Designated Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in clause (v) of Section 7.1(e), such Designated Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Designated Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 7.1(f) and, if so directed by the Company, such Designated Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Designated Holder’s possession, of the prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective pursuant to this Agreement (including the period referred to in Section 7.1(b)) by the number of days during the period from and including the date of the giving of such notice pursuant to clause (v) of Section 7.1(e) to and including the date when sellers of such Registrable Securities under such Registration Statement shall have received the copies of the supplemented or amended prospectus contemplated by, and meeting the requirements of, Section 7.1(f); provided, that, no single suspension under this Section 7.4 shall exceed forty-five (45) days in any one hundred and eighty (180) day period and in no event shall more than one suspension event exceed, in the aggregate, sixty (60) days in any twelve (12) month period.

7.5.         Suspension of Sales. Notwithstanding anything in this Agreement to the contrary, so long as the Registration Statement is on Form F-1 or on any other form that does not allow for forward incorporation by reference of reports and other materials filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act, the Company may suspend sales under such Registration Statement as follows (but, in any event, no single suspension event under this Section 7.5 shall exceed forty-five (45) days in any one hundred and eighty (180) day period) and in no event shall more than one suspension event under this Section 7.5 exceed, in the aggregate, sixty (60) days in any twelve (12) month period: (i) for the period commencing at the time that the Company disseminates a press release announcing its preliminary financial results for any fiscal period and ending on the third (3rd) Business Day after the earlier of (A) the date that the related report on Form 20-F, as applicable, under the Exchange Act is filed with the SEC and (B) the date on which such report is required to be filed under the Exchange Act (giving effect to Rule 12b-25 promulgated thereunder); (ii) for the period commencing at the time that the Company disseminates a press release announcing a material development that would make a statement of a material fact in such Registration Statement untrue or misleading and ending on the third (3rd) Business Day after the earlier of (A) the date that the related report on Form 6-K is filed with the SEC and (B) the date on which such report is required to be filed under the Exchange Act (giving effect to Rule 12b-25 promulgated thereunder); (iii) to the extent necessary to allow any post-effective amendment to the Registration Statement or supplement to the prospectus to be prepared and, if necessary, filed with the SEC and, in the case of a post-effective amendment, declared effective; and (iv) for a period during which the Company, in the good faith opinion of the Board of Directors, determines that the disclosure of material, non-public information concerning the Company or any of its subsidiaries would be materially detrimental to the Company; provided, that the Company shall promptly notify the Designated Holders in writing (I) of the existence of such material, non-public information (provided that in each notice the Company will not disclose the content of such material, non-public information to the Designated Holders) and the date on which such suspension will begin and (II) of the date on which such suspension ends. The Company will use its reasonable best efforts to minimize periods during which the Registration Statement is not effective.

7.6.         Holdback Agreement. For as long as the Designated Holders hold at least five percent (5%) of the Company’s voting securities, each Designated Holder of Registrable Securities agrees, if timely requested in writing by the sole or lead managing underwriter in an underwriter public offering (whether initiated by the Designated Holders or the Company), not to (i) sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Registrable Securities, or file or cause to be declared effective a Registration Statement under the Securities Act relating to the offer and sale of any shares of Registrable Securities, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Registrable Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise (the agreements contained in clauses (i) and (ii) of this Section 7.6, collectively, the “Lock-Up Agreement”), during the time period reasonably requested by the sole or lead managing underwriter not to exceed 90 days, beginning on the effective date of the Registration Statement for such underwritten public offering (except as part of such underwritten public offering or pursuant to registrations on Forms F-4 or S-8) without the prior written consent of the sole or lead managing underwriter (the “Underwritten Public Offering Lock-Up Period”); provided, however, that if (i) during the period that begins on the date that is fifteen (15) calendar days plus three (3) Business Days before the last day of the Underwritten Public Offering Lock-Up Period and ends on the last day of the Underwritten Public Offering Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs, or (ii) prior to the expiration of the Underwritten Public Offering Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16) day period beginning on the last day of the Underwritten Public Offering Lock-Up Period, the restrictions imposed shall continue to apply until the expiration of the date that is fifteen (15) calendar days plus three (3) Business Days after the date on which the issuance of the earnings release or the material news or material event occurs, unless otherwise waived by the sole or lead managing underwiter. Notwithstanding the foregoing, (i) the Lock-Up Agreement shall not restrict any Designated Holder from transferring any Notes or Registrable Securities to any Person who agrees to be bound by the provisions hereof and (ii) the Designated Holders shall not be obligated to enter into the Lock-Up Agreement unless (A) all officers and directors of the Company and all Persons holding at least five percent (5%) of the Company’s voting securities enter into substantially similar agreements, with the agreement of the Designated Holder’s being on no more onerous terms than any other agreements entered into by any other Person, and (B) the Lock-Up Agreement is explicitly conditioned on the Designated Holder receiving the benefits of any release or modification of such agreement for any other Person subject to such an agreement or similar agreement.

8.            Indemnification; Contribution.

8.1.         Indemnification by the Company. The Company agrees to indemnify and hold harmless each Designated Holder, its general or limited partners, members, directors, officers, Affiliates and each Person who controls (within the meaning of Section 15 of the Securities Act) any of the foregoing from and against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation) or any action or proceeding in respect thereof (including reasonable costs of investigation and reasonable attorneys’ fees and expenses) (each, a “Liability” and collectively, “Liabilities”), (i) arising out of or based upon or relating to any untrue, or allegedly untrue, statement of a material fact contained in any Registration Statement, prospectus or preliminary, final or summary prospectus including any free writing prospectus, or document incorporated by reference into any of the foregoing, or notification or offering circular (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), (ii) arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which such statements were made, except insofar as such Liability arises out of or is based upon any untrue statement or omission contained in such Registration Statement, preliminary prospectus or final prospectus in reliance and in conformity with information concerning such Designated Holder furnished in writing to the Company by such Designated Holder specifically for use therein, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities Laws or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities Laws in connection with the sale of securities by such Designated Holder pursuant to any Registration Statement in which such Designated Holder is participating. The Company shall also provide customary indemnities to any underwriters (or Persons, including broker-dealers or agents deemed “underwriters” within the meaning of the Securities Act) of the Registrable Securities, their officers, directors and employees and each Person who controls such underwriters (within the meaning of Section 15 of the Securities Act) to the same extent as provided above with respect to the indemnification of the Designated Holders of Registrable Securities.

8.2.         Indemnification by Designated Holders. In connection with any Registration Statement in which a Designated Holder is participating under this Agreement, each such Designated Holder offering Registrable Securities under such Registration Statement shall promptly furnish to the Company in writing such information with respect to such Designated Holder as may be required by law or regulation for use in connection with any such Registration Statement or prospectus and all information required to be disclosed in order to make the information previously furnished to the Company by such Designated Holder not materially misleading or necessary to cause such Registration Statement or prospectus not to omit a material fact with respect to such Designated Holder necessary in order to make the statements therein not misleading. Each such Designated Holder agrees to indemnify and hold harmless the Company, its directors, officers, Affiliates, and each Person who controls the Company to the same extent as the foregoing indemnity from the Company to the Designated Holders, but only if such untrue statement or omission was made in reliance upon and in conformity with information with respect to such Designated Holder furnished in writing to the Company by such Designated Holder specifically for use in such Registration Statement or preliminary, final or summary prospectus or amendment or supplement, or a document incorporated by reference into any of the foregoing; provided, however, that the total amount to be indemnified by such Designated Holder pursuant to this Section 8.2 shall be limited to the net proceeds (after deducting the underwriters’ discounts and commissions) received by such Designated Holder in the offering to which the Registration Statement or prospectus relates.

8.3.         Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder (the “Indemnified Party”) agrees to give prompt written notice to the indemnifying party (the “Indemnifying Party”) after the receipt by the Indemnified Party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which the Indemnified Party intends to claim indemnification or contribution pursuant to this Agreement; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any Liability that it may have to the Indemnified Party hereunder (except to the extent that the Indemnifying Party is materially prejudiced or otherwise forfeits substantive rights or defenses by reason of such failure). If notice of commencement of any such action is given to the Indemnifying Party as above provided, the Indemnifying Party shall be entitled to participate in and, to the extent it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such Indemnified Party. The Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be paid by the Indemnified Party unless (i) the Indemnifying Party agrees to pay the same, (ii) the Indemnifying Party fails to assume the defense of such action with counsel reasonably satisfactory to the Indemnified Party or (iii) such parties have been advised in writing by such counsel that either (x) representation of such Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate under applicable standards of professional conduct or (y) there may be one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party, in any of such cases, the Indemnifying Party shall not have the right to assume the defense of such action on behalf of such Indemnified Party, it being understood, however, that the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all similarly-situated Indemnified Parties. No Indemnifying Party shall be liable for any settlement entered into without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the consent of such Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Party is a party and indemnity has been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liabilities for claims that are the subject matter of such proceeding.

8.4.         Contribution.

(a)          If the indemnification provided for in this Section 8 from the Indemnifying Party is unavailable to an Indemnified Party hereunder in respect of any Liabilities referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Liabilities in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions which resulted in such Liabilities, as well as any other relevant equitable considerations. The relative faults of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 8.1 and 8.2, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding; provided, that the total amount to be contributed by such Designated Holder shall be limited to the net proceeds (after deducting the underwriters’ discounts and commissions) received by such Designated Holder in the offering.

(b)          The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 8.4(a). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

8.5.         Cumulative Rights. The indemnity and contribution agreements contained in this Section are in addition to any other obligation or liability that the Indemnifying Parties may have to the Indemnified Parties and are not in diminution or limitation of the indemnification provisions under the Securities Purchase Agreement.

9.            Covenants.

9.1.         Rule 144. The Company covenants that from and after the date hereof it shall use its reasonable best efforts to (a) timely file any reports required to be filed by it under the Exchange Act and (b) promptly take such further action as each Designated Holder may reasonably request (including providing any information necessary to comply with Rule 144 under the Securities Act), all to the extent required from time to time to enable such Designated Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such rule may be amended from time to time, or Regulation S under the Securities Act or (ii) any similar rules or regulations hereafter adopted by the SEC. The Company shall, upon the request of any Designated Holder, deliver to such Designated Holder a written statement as to whether it has complied with such requirements.

9.2.         Other Listings.

(a)          In addition to the rights of the Designated Holders under Section 3, Section 5 and Section 6 of this Agreement, in the event of the admission or listing of any Common Shares to or on an Asian or European securities exchange (a “Asian/European Listing”), the Company shall take such action as may be necessary or required to include in such Asian/European Listing all Registrable Securities beneficially owned by the Designated Holders such that the Designated Holders are able to freely transfer such Registrable Securities to the same extent as any other holder of Common Shares of the Company on such securities exchange, and to maintain any such Asian/European Listing, subject to any “close periods” under the rules of such securities exchange.

(b)          Without limiting the generality of subsection (a), the Company shall take such action, including preparing, printing and circulating listing particulars and other offering documents setting forth current information regarding the Company, to the extent reasonably required to facilitate and permit the offering and sale of Registrable Securities by, and on behalf of, the Designated Holders on such securities exchange.

(c)          If any part of the equity share capital of the Company is to be offered in Asia or Europe by the Company or any of its shareholders in a manner requiring the publication of a prospectus or listing particulars (an “Asian/European Public Offering”) pursuant to a firm commitment underwriting, the Company shall (i) each such time give written notice to the Designated Holders of its intention to do so and (ii) include in such Asian/European Public Offering all of the Registrable Securities beneficially owned by such Designated Holders from whom the Company has received written request for inclusion thereof within ten (10) Business Days of the receipt by such Designated Holders of the notice referred to in clause (i) above, to the same extent as provided by the incidental or “piggy-back” rights held by the Designated Holders pursuant to Section 5.

(d)          The Company shall pay all expenses arising from or incident to its performance of, or compliance with, this Section 9.2, including (i) listing, filing and other fees required to effect a Asian/European Listing or Asian/European Public Offering, (ii) all fees and expenses incurred in complying with securities Laws or rules of the applicable jurisdiction or stock exchange (including reasonable fees, charges and disbursements of counsel to any underwriter incurred in connection with such compliance as may be set forth in any underwriting agreement, if applicable), (iii) all printing, messenger and delivery expenses, (iv) the fees, charges and disbursements of counsel to the Company and of its independent public accountants and any other accounting fees, charges and expenses incurred by the Company (including any expenses arising from any “cold comfort” letters or any special audits incident to or required by any Asian/European Listing or Asian/European Public Offering) and any other legal fees, charges and expenses incurred by the Company or the Designated Holders, and (v) any liability insurance or other premiums for insurance obtained for the benefit of the Company and/or its directors and officers in connection with any Asian/European Listing or Asian/European Public Offering, regardless of whether such Asian/European Listing becomes effective or such Asian/European Public Offering commences. In the event any of the Registrable Securities beneficially owned by the Designated Holders are sold pursuant to an Asian/European Public Offering, each Designated Holder shall bear the respective expense of any broker’s commission or an underwriter’s discount or commission relating to the sale of such Designated Holders’ Registrable Securities.

9.3.         Limitations on Registration Rights. No Person other than a Designated Holder shall, without the prior written consent of a Majority Interest, be permitted to include securities of the Company in any registration filed under Section 3 hereto.

9.4.         Adjustments Affecting Registrable Securities. The Company shall not undertake any recapitalization, stock split, combination of shares or other similar organic change to its securities that would adversely affect the ability of the Designated Holders of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement or that would adversely affect the marketability of such Registrable Securities in any such registration.

9.5.         Maintenance of Form F-6. The Company covenants that it will use its reasonable best efforts to maintain the effectiveness of its Registration Statement on Form F-6 which registers a number of ADSs that is sufficient to allow the Designated Holders to exercise their rights under, and sell their Registrable Securities in the United States in the manner contemplated by, Sections 3, 4 and 5 of this Agreement.  In the event that the Depositary, or any successor which administers the Company's ADS program, imposes any fees or expenses on any Designated Holder in connection with the deposit by such Designated Holder of its Registrable Securities in exchange for ADSs made by such Designated Holder for any reason, the Company shall pay all such fees and expenses.

10.          Miscellaneous.

10.1.       Other Registration Rights. The Company shall not enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Designated Holders in this Agreement or grant any additional registration rights to any Person or with respect to any securities which are not Registrable Securities which are prior in right to or inconsistent with the rights granted in this Agreement except with the prior written consent of a Majority Interest.

10.2.       Remedies. The parties agree that irreparable damage would occur in the event that the Company does not perform the provisions of this Agreement in accordance with its specified terms or otherwise breaches such provisions (including those specified in Section 3.3). Accordingly, the parties acknowledge and agree that the Designated Holders shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. The Company agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief to any Designated Holder on the basis that (a) such Designated Holder has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. In seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, no Designated Holder shall be required to provide any bond or other security in connection with any such order or injunction. The remedies available to each Designated Holder pursuant to this Section 10.3 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit any Investor from, in the alternative, seeking to collect a remedy at law. Notwithstanding anything in this Agreement to the contrary, the Company shall not pursue or be entitled to a grant of specific performance under this Agreement.

10.3.       Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in the manner provided for under the Securities Purchase Agreement.

10.4.       Successors and Assigns; Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto as hereinafter; provided, that the rights of the Designated Holders contained in this Agreement shall be automatically transferred to the transferee of any Note or Registrable Security provided that (i) such transfer is permitted under the terms of such Note or Registrable Security; (ii) such transferee agrees to become a party to this Agreement and be fully bound by, and subject to, all of the terms and conditions of the Agreement as though an original party hereto; (iii) the Company is furnished with written notice of (a) the name and address of such transferee, and (b) the securities with respect to which such registration rights are being transferred; (iv) immediately following such transfer the further disposition of such securities by the transferee is restricted under the Securities Act or applicable state securities Laws if so required; and (v) such transfer shall have been conducted in accordance with all applicable federal and state securities Laws. All of the obligations of the Company hereunder shall survive any transfer. Except as provided in Section 8, no Person other than the parties hereto and their successors and permitted assigns are intended to be a beneficiary of this Agreement.

10.5.       Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless consented to in writing by (i) the Company and (ii) the Designated Holders holding at least a Majority Interest; provided that any party hereto may give a waiver in writing as to itself. No failure or delay by a party to this Agreement in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a party to this Agreement of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

10.6.       Aggregation of Shares. All Registrable Securities beneficially owned or acquired by Affiliated entities or Persons or entities or Persons under common management or control shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

10.7.       Counterparts. This Agreement may be executed in one or more counterparts including counterparts transmitted by telecopier or facsimile, each of which shall be deemed an original, but all of which signed and taken together, shall constitute one document.

10.8.       Governing Law. This Agreement shall be governed in all respects by the Laws of the State of New York without regard to any choice of Laws or conflict of Laws provisions that would require the application of the Laws of any other jurisdiction.

10.9.       Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement brought by the other party or its successors or assigns, shall be brought and determined non-exclusively in any state or federal court located in the City and County of New York. Each of the parties hereby irrevocably submits with regard to any such action or proceeding to the personal jurisdiction of the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process, (b) any claim of sovereign immunity with respect to itself or its property and (c) any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement may not be enforced in or by such courts. Each party hereby consents to service being made through the notice procedures set forth in Section 10.3 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 10.3 shall be effective service of process for any suit or proceeding in connection with this Agreement. Service shall be deemed complete upon receipt by addressee. EACH OF THE PARTIES KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.10.     Severability. Each and every obligation under this Agreement shall be treated as a separate obligation and shall be severally enforceable as such and in the event of any obligation or obligations being or becoming unenforceable in whole or in part. To the extent that any provision or provisions of this Agreement are unenforceable they shall be deemed to be deleted from this Agreement, and any such deletion shall not affect the enforceability of such provisions of this Agreement as remain not so deleted Each and every obligation under this Agreement shall be treated as a separate obligation and shall be severally enforceable as such and in the event of any obligation or obligations being or becoming unenforceable in whole or in part. To the extent that any provision or provisions of this Agreement are unenforceable they shall be deemed to be deleted from this Agreement, and any such deletion shall not affect the enforceability of such provisions of this Agreement as remain not so deleted.

10.11.     Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto with respect to the subject matter contained herein. There are no restrictions, promises, representations, warranties or undertakings with respect to the subject matter contained herein, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings among the parties with respect to such subject matter.

10.12.     Further Assurances. Each of the parties shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

10.13.     Other Agreements. Nothing contained in this Agreement shall be deemed to be a waiver of, or release from, any obligations any party hereto may have under any other Transaction Documents.

10.14.     Termination. Except for the liabilities or obligations under Section 7.3 or Section 8, all of which shall remain in effect in accordance with their terms, this Agreement and the obligations of the parties hereunder (other than liability for the breach by any party hereto of any of the terms of this Agreement) shall terminate upon the end of the Effectiveness Period.

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IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Registration Rights Agreement on the date first written above.

COMPANY:

XINYUAN REAL ESTATE CO., LTD.

By:
Name:
Title:

[Signature Page]

IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Registration Rights Agreement on the date first written above.

INVESTOR:

TPG ASIA VI SF PTE. LTD.

By:
Name:
Title:

[Signature Page]

Exhibit D

Investment Committee Charter

XINYUAN REAL ESTATE CO., LTD.

INVESTMENT COMMITTEE CHARTER

(as adopted on ______________, 2013)

The Investment Committee (the “Committee”) of the Board of Directors (the “Board”) of Xinyuan Real Estate Co., Ltd. (the “Company”) shall have the responsibility, authority and duties described in this charter (the “Charter”).

Organization

This Charter governs the activities of the Committee. The Committee shall be comprised of three directors, none of whom need be an “independent” director pursuant to the requirements of the New York Stock Exchange or other applicable laws and regulations. The members of the Committee (including any person filling a vacancy on the Committee) shall be appointed by the Board, based upon nominations made by the Nominating and Corporate Governance Committee of the Board; provided, that so long as TPG Asia VI SF Pte., Ltd. is entitled to have a director (the “Investor Director”) elected to the Board pursuant to that certain Securities Purchase Agreement, dated as of [●], 2013, among the Company, the Guarantors party thereto and TPG Asia VI SF Pte., Ltd., the Investor Director, if any, shall be appointed as a member of the Committee. The Board shall designate one member of the Committee as Chair of the Committee. Subject to the right of TPG Asia VI SF Pte., Ltd. to have the Investor Director appointed to the Committee, Committee members may be removed from the Committee, with or without cause, by the Board.

Purpose

The primary purpose of the Committee is to oversee the Company's real property acquisition and developments and other strategic assets, including the review and approval of individual real property acquisitions.

In addition, the Committee will perform such other functions as assigned to the Committee by the Board from time to time.

Duties and Powers

The Committee may approve, without the need for prior approval or subsequent ratification by the Board as a whole, land acquisitions, including acquisitions through auction, where the consideration is cash, Seller financing and/or conventional bank debt. Any such approval is subject to the transaction and its terms being permitted and all applicable covenants being satisfied under the Company's financing agreements.

1.	Prior to the Company participating in a land auction, the Committee will review diligence materials including market positioning, comparisons to competing projects in the area, surrounding area infrastructure, prospective project layout, and similar matters as deemed necessary or appropriate by the Committee and shall approve (by a simple majority vote) a maximum cash bid price not to be exceeded by the Company's representative at the subsequent actual auction.

2.	If the prospective investment does not involve an auction (i.e. the land or project is acquired from another developer) after full review as discussed above, the Committee shall pre-approve a maximum price to be proposed to the other party before any bid price is discussed with the seller by any representative of the Company. If the seller does not accept the Company's initial offer and the Company still has an interest in acquiring the property, any counteroffers to the seller above the original maximum price shall be similarly pre-approved before any discussion with the seller.

The Committee may approve, without the need for prior approval or subsequent ratification by the Board as a whole, land acquisitions involving the Company's shares, options or warrants

The Committee may also approve, without the need for prior approval or subsequent ratification by the Board as a whole, acquisitions of assets other than land, including acquiring shares in a third party or buying non-bank financial assets.

The Committee shall evaluate the execution and financial results of the Company’s investments and acquisition transactions upon completion.

The Committee shall perform any other duties or responsibilities expressly delegated to the Committee by the Board.

Operation of the Committee

Meetings

Meetings of the Committee shall be called by a member of the Committee with at least two days’ notice in writing to every member of the Committee which notice shall set forth the matters to be considered unless notice is waived by all the members of the Committee either before, at or after the meeting is held.

The Chair (or in his or her absence, a member designated by the Chair) shall preside at each meeting of the Committee and set the agendas for Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company’s Memorandum and Articles of Association that are applicable to the Committee.

The Committee shall be convened prior to any commitments being made to acquire land or other strategic assets. The Committee shall maintain minutes or other records of meetings and activities of the Committee.

All non-management directors that are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, invite to its meetings members of the Company’s management, or any other person whose presence the Committee believes to be necessary or appropriate.

Notwithstanding the foregoing, the Committee may exclude from its meetings any persons it deems appropriate, including but not limited to, any non-management director that is not a member of the Committee.

The Committee may hold an executive session as it deems appropriate. During at least some portion of each executive session, no non-Committee members shall be present.

Quorum and Voting

A majority of the Committee members shall constitute a quorum. Each Committee member shall have one vote. Formal actions to be taken by the Committee shall be determined by a majority of the Committee members present (in person or by conference telephone) at a meeting at which a quorum is present or by unanimous written consent.

Reporting to the Board

At the Board meeting following each Committee meeting, the Chair (or in his or her absence, a member designated by the Chair) shall report to the full Board on the Committee’s activities and make such recommendations with respect to such activities as the Committee or the Board may deem necessary or appropriate.

Resources and Authority

To assist the Committee in fulfilling its responsibilities, the Committee may retain independent consultants, counsel and other advisors as it deems necessary to carry out its duties. The Committee will have sole authority and responsibility for hiring, approving the fees and retention forms for, and terminating the services of, such advisors. The Company will bear the expense of such advisors.

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